106901017v1

STOCK PURCHASE AGREEMENT
BY AND AMONG
MAURICES INCORPORATED,
ASCENA RETAIL GROUP, INC.
AND
VIKING BRAND UPPER HOLDINGS, L.P.,
DATED AS OF
MARCH 24, 2019

TABLE OF CONTENTS
Page
ARTICLE I DEFINITIONS; PURCHASE AND SALE; CLOSING1
1.1Certain Definitions    1
1.2Reorganization    12
1.3Purchase and Sale    12
1.4Closing    12
1.5Determination of Purchase Price; Payments At Closing    13
1.6Rollover Purchased Securities.    13
1.7Withholding; Compensatory Payments    14
1.8Determination of Purchase Price    14
1.9Tax Treatment    16
ARTICLE II REPRESENTATIONS AND WARRANTIES CONCERNING THE COMPANY ENTITIES17
2.1Organization, Power and Standing    17
2.2Subsidiaries    17
2.3Foreign Qualifications    17
2.4Due Authorization; Validity and Enforceability    17
2.5No-Conflict; Required Consents and Approvals    17
2.6Capitalization    18
2.7Financial Statements    18
2.8Absence of Certain Changes    19

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2.9Material Contracts    20
2.10Real Property    21
2.11Personal Property    22
2.12Intellectual Property    22
2.13Privacy    24
2.14Inventory    25
2.15Vendors    25
2.16Compliance with Laws    25
2.17Licenses and Permits    26
2.18Taxes    26
2.19Litigation    28
2.20Anti-Corruption Compliance    28
2.21Employees    28
2.22ERISA; Compensation; Benefit Plans.    30
2.23Environmental Laws    33
2.24Insurance    33
2.25No Material Undisclosed Liabilities    33
2.26Affiliate Transactions    34
2.27Sufficiency of Assets    34
2.28Brokers    34
2.29Unclaimed Property    34

ARTICLE III REPRESENTATIONS AND WARRANTIES CONCERNING THE SELLER34
3.1Title    34
3.2Organization, Power and Standing    34
3.3No Conflict    34
3.4Consents and Approvals    35
3.5Validity and Enforceability    35
3.6Brokers    35
3.7No Litigation    35
3.8Independent Investigation    35
3.9Services    36
ARTICLE IV REPRESENTATIONS AND WARRANTIES CONCERNING THE BUYER36
4.1Organization, Power and Standing    36
4.2No Conflict    36
4.3Consents and Approvals    36
4.4Validity and Enforceability    36
4.5Brokers    36
4.6Financing    36
4.7No Litigation    37
4.8Solvency    37
4.9Investment Representations    38
4.10No Other Agreements    38

4.11Independent Investigation    38
ARTICLE V COVENANTS39
5.1Access to Information; Confidentiality    39
5.2Conduct of Business    40
5.3Exclusivity    43
5.4Third Party Consents and Governmental Approvals    43
5.5Further Assurances    45
5.6Wrong Pockets    45
5.7Tax Matters    45
5.8Directors’ and Officers’ Indemnification and Insurance    51
5.9Books and Records    52
5.10R&W Policy    53
5.11Buyer Benefit Plans    53
5.12Buyer Financing    57
5.13Assistance with Financing by the Seller and the Company    58
5.14Duluth Transactions    60
ARTICLE VI CONDITIONS TO CLOSING60
6.1Conditions Precedent to the Buyer’s Obligations    60
6.2Conditions Precedent to the Company’s and Seller’s Obligations    61
ARTICLE VII SURVIVAL; INDEMNIFICATION62
7.1Survival    63

7.2Indemnification of the Buyer    63
7.3Indemnification of the Seller    65
7.4Procedure for Indemnification    65
7.5Determination of Losses    66
7.6Subrogation    66
7.7Remedies Exclusive    66
7.8Treatment of Indemnity Payments    67
ARTICLE VIII TERMINATION67
8.1Termination    67
8.2Effect of Termination    68
ARTICLE IX MISCELLANEOUS70
9.1Notices    70
9.2No Waiver    71
9.3Amendments and Waivers    71
9.4Choice of Law; Forum; Waiver of Jury Trial    71
9.5Specific Performance    73
9.6Successors and Assigns    75
9.7Integration; Schedules    75
9.8Counterparts    76
9.9Expenses    76
9.10No Third Party Beneficiaries    76

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9.11Publicity    77
9.12Construction of Agreement    77
9.13No Recourse    78
9.14Services Agreement Acknowledgement    78
9.15Waiver of Conflicts    79
9.17Time for Performance    79
9.18Index of Defined Terms    79

EXHIBITS AND SCHEDULES
Exhibit A        Calculation Principles
Exhibit B        Form of Managed Services Agreement for IT and Logistic Services
Exhibit C        Form of Master Sourcing Agreement
Exhibit D        [INTENTIONALLY OMITTED]
Exhibit E        Form of Sourcing Services Agreement
Exhibit F        Form of Limited Partnership Agreement
Exhibit G        Form of Transition Services Agreement
Exhibit H        Reorganization Step Plan
Exhibit I        Form of HQ Lease and License Agreements
Exhibit J        Offer Employees

Schedule 1.1(a)    Company Material Adverse Effect
Schedule 1.1(b)    Excluded Assets
Schedule 1.1(c)    Permitted Liens
Schedule 1.5(a)    Rollover Value
Schedule 1.8(h)    Sample Closing Net Working Capital Calculation
Schedule 5.2        Conduct of Business
Schedule 5.4        Third Party Consents
Schedule 5.11(a)    Buyer Benefit Plans

Company Disclosure Schedules
Seller Disclosure Schedules
Buyer Disclosure Schedules

STOCK PURCHASE AGREEMENT
This Stock Purchase Agreement (this “Agreement”) is made and entered into as of March 24, 2019 by and among (i) Ascena Retail Group, Inc., a Delaware corporation (the “Seller”), (ii) Maurices Incorporated, a Delaware corporation (including any successor entity resulting from the Reorganization (as defined below), the “Company”), and (iii) Viking Brand Upper Holdings, L.P., a Cayman Islands exempted limited liability partnership (the “Buyer”).
Introduction
WHEREAS, the Seller owns all of the issued and outstanding shares of common stock of the Company (the “Shares”).
WHEREAS, after the date hereof but prior to the Closing, the Seller shall effect the Reorganization in accordance with Section 1.2.
WHEREAS, after giving effect to the Reorganization, the Seller desires to sell to the Buyer, and the Buyer desires to purchase, on the terms and subject to the conditions set forth in this Agreement, all of the issued and outstanding Company Shares, representing 100% of the issued and outstanding equity interests of the Company.
WHEREAS, concurrently with the execution and delivery of this Agreement, the Buyer has delivered to the Seller copies of the Commitment Letters dated as of the date hereof providing for equity and debt financing in the amounts set forth therein for the purpose of paying the Purchase Price.
WHEREAS, on the Closing Date, the Buyer shall satisfy the consideration payable to the Seller for the acquisition of the Purchased Securities pursuant to the terms of this Agreement, in part by way of cash consideration and in part through issuing Rollover Interests to the Seller.
WHEREAS, concurrently with the execution of this Agreement, and as a condition and inducement to the Seller’s willingness to enter into this Agreement, OpCapita Consumer Opportunities Fund II, L.P. (the “Guarantor”) has executed and delivered a guarantee in favor of the Seller (the “Guarantee”), pursuant to which the Guarantor is guaranteeing certain obligations of the Buyer in connection with this Agreement.
NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:
ARTICLE I
DEFINITIONS; PURCHASE AND SALE; CLOSING
1.1    Certain Definitions. As used herein, the following terms shall have the following meanings:

“Affiliate” of a specified Person means any other Person that directly or indirectly controls, is controlled by, or is under common control with, such specified Person. The term “control” (including, with correlative meaning, the terms “controlled by” and “under common control with”) means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract, agreement or otherwise, provided that in the case of the Buyer, the term “Affiliate” shall not include portfolio companies of the OpCapita Funds.
“Anti-Bribery Laws” means the U.S. Foreign Corrupt Practices Act, 15 U.S.C. §78dd-1, et seq., as amended, and any applicable anti-bribery law, anti-corruption law, conflict of interest law, or any other applicable Law, rule or regulation of similar purpose and effect.
“Benefit Plan” means each “employee pension benefit plan” (within the meaning of Section 3(2) of ERISA), each “employee welfare benefit plan” (within the meaning of Section 3(1) of ERISA), and each employment, individual consulting or independent contractor, compensation, bonus, pension, profit sharing, deferred compensation, incentive compensation, stock ownership, stock option, stock appreciation right, stock purchase, phantom stock or other equity or equity-based compensation, performance, retirement, thrift, savings, employee loan, stock bonus, excess benefit, supplemental unemployment, paid time off, vacation, personal days, floating holidays, perquisite, tuition reimbursement, outplacement, fringe benefit, sabbatical, sick leave, change of control, retention, severance, termination, redundancy, workers’ compensation, retirement, cafeteria, disability, death benefit, hospitalization, medical, dental, life insurance, accident benefit, housing, transport, welfare benefit or other compensation or benefit plan, program, policy, contract or agreement (excluding any plan maintained by a Government Authority, or any plan, agreement, or arrangement that is otherwise required to be maintained or provided by applicable Law), in each case, whether or not reduced to writing, whether funded or unfunded, whether or not tax-qualified and whether or not subject to ERISA, in which any Business Employees, Business Service Providers or their respective dependents participate or by which they are covered, in each case sponsored, maintained or contributed to or entered into, or required to be maintained or contributed to or entered into, by Seller or any ERISA Affiliate or with respect to which any Company Entity has or may have any liability.
“Business Employees” means each natural person who, immediately prior to or as of the Closing Date, is employed by any of the Company Entities, including, for the avoidance of doubt, each of the Offer Employees.
“Buyer Disclosure Schedule” means that certain disclosure letter dated as of the date of this Agreement from Buyer to Seller delivered concurrently with the execution and delivery of this Agreement.

“Buyer Fundamental Representations” means each of the representations and warranties of the Buyer contained in Sections 4.4 (Validity and Enforceability) and 4.5 (Brokers).
“Calculation Principles” means those accounting principles, practices, assumptions and policies referred to in Exhibit A.
“CDIB Note” means Notes as defined in the CDIB Commitment Letter.
“Closing Indebtedness” means, on a consolidated basis, the Indebtedness of the Company Entities as of 11:59 p.m. Eastern Time on the Measurement Date.
“Closing Net Working Capital” means, as of 11:59 p.m. Eastern Time on the Measurement Date, an amount calculated in accordance with the Calculation Principles, equal to the difference, whether positive or negative, of (a) all current assets of the Company Entities that are included in the line item categories of current assets specifically identified on Schedule 1.8(h), minus (b) all current liabilities of the Company Entities that are included in the line item categories of current liabilities specifically identified on Schedule 1.8(h); provided, however, that the calculation of Closing Net Working Capital shall exclude (i) the Company Cash, (ii) all Closing Indebtedness and all Seller’s Expenses, (iii) all fees and expenses incurred by or for the account of the Buyer or any of its Affiliates, (iv) all deferred Tax assets and deferred Tax liabilities, (v) the sales tax receivable recorded by the Company Entities, which is disclosed on Company Disclosure Schedule 2.25 and (vi) all contingent or uncertain Taxes or other liabilities. The Closing Net Working Capital shall be determined on a consolidated basis in accordance with the Calculation Principles. Closing Net Working Capital shall be determined without giving effect to the Transactions or any purchase accounting arising from the Transactions.
“Code” means the Internal Revenue Code of 1986, as amended.
“Combined Tax” means any Tax with respect to which any of the Company Entities has filed or will file a Tax Return with Seller or any other subsidiary of Seller on an affiliated, combined, consolidated or unitary basis.
“Company Cash” means, on a consolidated basis as of 11:59 p.m. Eastern Time on the Measurement Date, the sum of all cash and cash equivalents as calculated and determined in accordance with the Calculation Principles. Company Cash shall be determined without giving effect to the Transactions or any purchase accounting arising from the consummation of the Transactions.
“Company Database” means an electronic or other database containing (in whole or in part) Personal Data or proprietary or confidential information of the Company Entities or any third party that is maintained by or for the Company Entities at any time.

“Company Disclosure Schedule” means that certain disclosure letter dated as of the date of this Agreement from the Sellers and the Company Entities to Buyer delivered concurrently with the execution and delivery of this Agreement.
“Company Entities” means the Company and any Subsidiaries thereof (each of the foregoing, a “Company Entity”).
“Company Expenses” means those costs and expenses described, and detailed, as Company-Level Fees and Expenses on Schedule 1.5(a).
“Company Fundamental Representations” means each of the representations and warranties of the Company contained in Section 2.1 (Organization), Section 2.2 (Subsidiaries), Section 2.4 (Due Authorization), Section 2.6 (Capitalization) and Section 2.28 (Brokers).
“Company Material Adverse Effect” means any change, event, occurrence, development, fact or circumstance (each an “Effect”) that (a) has had or would reasonably be expected to have, individually or in the aggregate with all other Effects, a material adverse effect on the ability of the Seller or the Company to consummate the Transactions contemplated hereby, or prevents or materially impedes or delays, or would reasonably be expected to prevent or materially impede or delay the consummation of the Transactions contemplated hereby, or (b) has or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the assets, business, properties or condition of the Company Entities taken as a whole; provided for the purposes of (b) above that none of the following shall be taken into account in the determination of whether a Company Material Adverse Effect has occurred: (i) any change in any Law or GAAP, but only to the extent that such change does not have a disproportionately adverse effect on the Company Entities as compared to the adverse impact such changes have on other businesses in the same industry; (ii) any change resulting from general or economic conditions affecting any of the industries in the jurisdictions in which the Company Entities operate, but only to the extent that such change does not have a disproportionately adverse effect on the Company Entities as compared to the adverse impact such changes have on other businesses in the same industry; (iii) any change resulting from changes in general business, financial, political, capital market or economic conditions (including any change resulting from any calamity, natural or man-made disaster or acts of God, hostilities, war or military or terrorist attack (including cyber-terrorist attack)), but only to the extent that such change does not have a disproportionately adverse effect on the Company Entities as compared to the adverse impact such changes have on other businesses in the same industry; (iv) any change resulting from the announcement or pendency of the Transactions or attributable to the fact that the Buyer or any of its Affiliates are the prospective owners of Company Entities or to the Buyer’s future plans for the business of the Company Entities; (v) any change resulting from any action or inaction taken by the Company Entities required by this Agreement or any action taken (or omitted to be taken) with the written consent of the Buyer; (vi) any matters specifically set forth on Schedule 1.1(a); or (vii) the failure of the Company Entities to achieve any projections, forecast, sales level or budget (it being understood that the fact or occurrences giving rise to such failure may be taken into account in determining whether there has been a Company Material Adverse Effect so long as such facts or occurrences are not otherwise excluded by clauses (i) through (vi) hereof).
“Company Plans” means any Benefit Plan which is (i) sponsored or maintained solely by one or more Company Entities, (ii) entered into solely between any Company Entity and any Business Employee or Business Service Provider, or (iii) that is maintained by Seller or its Affiliates solely for the benefit of any Business Employees or Business Service Providers.
“Company Shares” means the equity interests of the Company having the rights as set forth in the Company’s organizational documents.
“Distributed Subsidiaries” means Duluth Real Estate, LLC, Duluth Holdings, LLC and ASNA Value Fashion, LLC.
“Environment” means soil, surface waters, groundwaters, land, surface or subsurface strata and ambient air.
“Environmental Claim” means any litigation, proceeding, order, directive, summons, complaint, citation or notice of violation from any Governmental Authority relating to Environmental Laws or Hazardous Substances.
“Environmental Laws” means all foreign, federal, state and local statutes, regulations, rules and ordinances relating to pollution or protection of the Environment, Hazardous Substances or the discharge of materials into the Environment.
“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.
“ERISA Affiliate” means with respect to any Person, each business or entity which is a member of a “controlled group of corporations,” under “common control” or a member of an “affiliated service group” with such Person within the meaning of Sections 414(b), (c) or (m) of the Code or Section 4001(b)(1) of ERISA, or required to be aggregated with such Person under Section 414(o) of the Code, or under “common control” with such Person within the meaning of Section 4001(a)(14) of ERISA.
“ERISA Affiliate Liability” means any liability, fine, lien or penalty imposed by Title IV of ERISA or any similar non-U.S. applicable Law with respect to any Benefit Plan by reason of any Company Entity having been an ERISA Affiliate of any Person prior to the Closing.
“Estimated Indebtedness” means the Seller’s good faith estimate of the Closing Indebtedness.
“ETA” means the Excise Tax Act (Canada) and the regulations made thereunder.

“Excluded Assets” means the assets set forth on Schedule 1.1(b).
“Existing Credit Facilities” means (a) the Fifth Amendment and Restatement Agreement, dated as of February 27, 2018, to the Amended and Restated Credit Agreement dated as of January 3, 2011, as amended and restated by the Second Restatement Agreement dated as of June 14, 2012, by the Third Restatement Agreement dated as of March 13, 2013 and by the Fourth Restatement Agreement dated as of July 24, 2015, among the Seller, the other loan parties thereto, the lenders party thereto, the issuing banks party thereto and JPMorgan Chase Bank, N.A., as administrative agent and swingline lender, and (b) the Term Credit Agreement, dated as of August 21, 2015, among the Seller, AnnTaylor Retail, Inc., the lenders party thereto and Goldman Sachs Bank USA, as administrative agent.
“Final Purchase Price” means the Purchase Price, as finally determined after the Closing pursuant to Section 1.8.
“Financing Sources” means the financing sources of the Financing.
“GAAP” means United States generally accepted accounting principles consistently and historically applied by the Company in the preparation of its financial statements.
“Government Official” means (i) an employee, officer or representative of, or any Person otherwise acting in an official capacity for or on behalf of a Governmental Entity; (ii) a legislative, administrative, or judicial official, regardless of whether elected or appointed; (iii)  a candidate for political office; (iv) an individual who holds any other official or appointed position with a Government Authority; or (v) an officer or employee of a supra-national organization (e.g., World Bank, United Nations, International Monetary Fund, OECD).
“Governmental Authority” means any: (i) foreign, federal, state, municipal or local government, court, judicial or arbitral body, tribunal, administrative agency or department; (ii) other governmental, government appointed, legislative or regulatory authority; or (iii) quasi-governmental authority exercising any regulatory, expropriation or taxing authority under or for the account of any of the above.
“Governmental Entity” means any: (i) Governmental Authority; or (ii) government-owned or government-controlled association or organization.
“GST/HST” means all Taxes payable under Part IX of the ETA (including where applicable both the federal and provincial portion of those Taxes) and under any provincial legislation imposing a similar value added or multi-staged Tax.
“Hazardous Substances” means any chemical, material or substance that is a “hazardous substance,” “hazardous waste,” “toxic,” “toxic waste,” “pollutant,” “contaminant” or words of similar import under any Environmental Law or is regulated under Environmental Laws.

“HQ Lease and License Agreements” means (i) the lease agreement in respect of 425 West Superior Street, Duluth, MN, by and between Duluth Real Estate LLC, as lessor, and the Company, as lessee (the “HQ Lease”), (ii) the license agreement (re: non exclusive use of the cafeteria), by and between the Company and the Seller, and (iii) the license agreement (re: non exclusive use of certain licensed space), by and between Duluth Real Estate LLC and the Company (together with clause (ii), the “License Agreements”), in each case, to be entered into on or prior to the Closing Date, in the form of Exhibit I attached hereto.
“Immaterial Leases” means the Leases that are not Material Leases.
“Indebtedness” means, on a consolidated basis and without duplication of amounts: (i) all outstanding indebtedness of the Company Entities for borrowed money; (ii) all outstanding indebtedness of the Company Entities evidenced by bonds, debentures, notes, mortgages or other debt instruments or debt security; (iii) all outstanding indebtedness of the Company Entities, determined in accordance with GAAP, under capital leases; (iv) all outstanding indebtedness of the Company Entities for deferred purchase price for property (excluding current liabilities taken into account in the calculation of Closing Net Working Capital); (v) all outstanding indebtedness of the Company Entities in respect of letters of credit, surety bonds or performance bonds, in each case, to the extent drawn; (vi) all outstanding payment obligations under any interest rate swap agreement or interest rate hedging agreement to which any Company Entity is a party; (vii) any deferred compensation or similar obligations (and any employee portion of employment taxes payable in connection therewith) that are payable by a Company Entity pursuant to any deferred compensation plans held by the Company Entities to any current or former employee, director or consultant of a Company Entity and that are outstanding or have been accrued; (viii) all outstanding indebtedness of the Company Entities in respect of any guaranty of indebtedness of another Person of the type described in clauses (i)–(vii) that is not released on, prior to or in connection with the Closing; (ix) the obligations of the Company Entities to the extent described on Schedule 1.8(h); and (x) all accrued and unpaid interest, premiums, penalties, breakage costs, unwind costs, fees, termination costs, redemption costs, expense and other charges due and payable with respect the items described in clauses (i)–(ix). Notwithstanding any term herein to the contrary, in no event will (x) Indebtedness include the Existing Credit Facilities, and (y) Closing Indebtedness include any (A) liability included within Closing Net Working Capital, (B) indebtedness arranged by the Buyer or any of its Affiliates (including, the Senior Loan or Subordinated Preferred Note), or (C) inter-company indebtedness among any of the Company Entities, as is calculated in accordance with and pursuant to the Calculation Principles and Schedule 1.8(h).
“Laws” means any statute, law, ordinance, regulation, rule, code, order, constitution, treaty, common law, judgment, decree, other requirement or rule of law of any Governmental Authority.
“Liabilities” means any debt, liability or obligation (whether pecuniary or not, whether known or unknown, whether asserted or unasserted, whether absolute or contingent, whether accrued or unaccrued, whether liquidated or unliquidated, and whether due or to become due).
“Lien” means any lien, security interest, hypothecation, mortgage, pledge, adverse claim or other similar encumbrance.
“Limited Guarantee” means the limited guarantee given by OpCapita Consumer Opportunities Fund II, L.P. in respect of the Buyer’s obligation (if applicable) to pay the Termination Fee, entered into with the Seller on the date of this Agreement.
“Limited Partnership Agreement” means that certain limited liability partnership agreement of Viking Brand Upper Holdings, L.P., to be entered into by and between, among others, the Seller and Viking Brand Partners L.P., and effective as of the Closing, substantially in the form of Exhibit F attached hereto, subject to such amendments as may be necessary in order to accommodate the terms set out at Annex C of the CDIB Commitment Letter, which shall be incorporated in good faith between the parties; provided that in no event shall such amendments adversely affect any of the rights, or increase any of the obligations of, the Seller under the Limited Partnership Agreement.
“Losses” means all damages, claims losses, fees, expenses, Taxes, costs, interest, awards, judgments, penalties, dues, fines, obligations and liabilities (including reasonable fees and expenses of attorneys, experts and accountants), but excluding all exemplary and punitive damages (save to the extent awarded to third parties).
“Material Leases” means the Leases for (i) the top ten stores of the Company (excluding stores with month-to-month tenancies) measured by the largest EBITDA for fiscal year 2018, (ii) top ten stores of the Company (excluding stores with month-to-month tenancies) measured by the highest occupancy charges for minimum rent and additional rent, and (iii) top ten stores of the Company measured by the longest current term remaining (excluding extension options).
“Managed Services Agreement” means that managed services agreement for IT and logistic services, to be entered into by and between the Seller and the Company, and effective as of the Closing, substantially in the form of Exhibit B attached hereto.
“Master Sourcing Agreement” means that master sourcing agreement, to be entered into by and between the Company and Ascena Global Sourcing Hong Kong Limited, and effective as of the Closing, substantially in the form of Exhibit C attached hereto.
“Measurement Date” means the last day of the Company’s accounting period in the month ending on, or immediately prior to, the Closing Date.
“Offer Employees” means each of the individuals set forth on Exhibit J.
“OpCapita Funds” means funds managed and/or advised by OpCapita LLP.

“Permitted Liens” means (a)  imperfections of title, easements, encumbrances, liens, restrictions or other exceptions to title that do not materially impair the current use of the applicable Company Entity’s assets that are subject thereto; (b) materialmen’s, mechanics’, carriers’, workmen’s, warehousemen’s, repairmen’s, landlord’s and other statutory Liens arising in the ordinary course of business consistent with past practice and which are not material to the business of the Company Entities when taken as a whole, or deposits to obtain the release of such Liens; (c) Liens for current Taxes not yet due and payable, or which are being contested in good faith and for which adequate reserves have been established as required by GAAP; (d) purchase money Liens incurred in the ordinary course of business consistent with past practice and which are not material to the business of the Company Entities when taken as a whole; (e) the Liens listed on Schedule 1.1(c) all of which will be released on or before the Closing Date; and (f) any Liens created as a result of any act taken by or through the Buyer or any of its Affiliates.
“Person” means any natural person, corporation, limited liability company, partnership, trust, Governmental Entity or other entity.
“Personal Data” means a natural person’s name, street address, telephone number, e-mail address, photograph, image, video recording, voice recording, video viewing history, geolocation information, online contact information, screen or user name, password, social security number, driver’s license number, passport number, credit card number, other customer or account number, or any other piece of information that allows the identification, contacting, locating, or tracking of a natural person or the electronic device or computer of a natural person (such as cookies, IP addresses, persistent identifiers, and processor or device serial numbers or unique identifiers), and personal information as defined by the Children’s Online Privacy Protection Act of 1998 and related rulemaking, including the January 17, 2013 final rule and by the California Online Privacy Protection Act.
“Purchased Securities” means all of the issued and outstanding Company Shares.
“R&W Insurer” means American Home Assurance Company and any Affiliate thereof.
“R&W Policy” means the buyer-side representations and warranties insurance policy issued by the R&W Insurer.
“Real Property” means real property, including all buildings and other improvements located thereon, currently owned, leased, subleased or licensed by a Company Entity.
“Rollover Interests” means:
(a)    Common Interests representing a Capital Contribution (each as defined in the Limited Partnership Agreement) in an amount equal to 20% of the aggregate amount of Capital

Contributions (being an amount net of Company Expenses) made to the Buyer immediately upon Closing having occurred (the “Common Interests Contribution”); and
(b)    Preferred Interests representing a Capital Contribution (each as defined in the Limited Partnership Agreement) (being an amount net of Company Expenses) in an amount equal to (i) the Rollover Value, less (ii) the amount of the Common Interests Contribution.
“Rollover Purchased Securities” means such number of Purchased Securities as is equal to the product of x X, where:
(a)    x means Rollover Value;
(b)    y means the sum of Purchase Price plus Seller’s Expenses; and
(c)    PS means the number of Purchased Securities.
“Rollover Value” means such cash value as determined pursuant to the calculation set out on Schedule 1.5(a). The Rollover Value may be downwards adjusted to the extent that, and in such proportion as, the aggregate amount of the Commitments to be funded on the Closing Date in respect of the Purchase Price is increased, as may be notified to the Seller by the Buyer in the Final Commitments Certificate.
“Seller Benefit Plan” means any Benefit Plan that is not a Company Benefit Plan.
“Seller Disclosure Schedule” means that certain disclosure letter dated as of the date of this Agreement from Seller to Buyer delivered concurrently with the execution and delivery of this Agreement.
“Seller Fundamental Representations” means each of the representations and warranties of the Seller contained in Sections 3.1 (Title), 3.2 (Organization, Power and Standing), 3.5 (Validity and Enforceability), and 3.6 (Brokers).
“Seller’s Expenses” means all unpaid fees, costs and expenses as of the Closing of attorneys, accountants, investment bankers and other advisors of the Seller and/or any of the Company Entities relating to the Transactions including, the unpaid fees and expenses of Guggenheim Securities, LLC. In no event, however, will any obligations incurred by or for the account of the Buyer or any of its Affiliates, or any obligations incurred by any of the Company Entities after the Closing, be considered Seller’s Expenses. For the avoidance of doubt, the parties acknowledge and agree that the Seller’s allocable portion of any unpaid fees and expenses incurred in connection with the Financing as of the Closing shall be paid by the Company after the Closing and shall not (x) be considered a Seller’s Expense or (y) included as a liability in Closing Net Working Capital.
“Senior Loan” means the Debt Financing made available by the Debt Financing Sources for drawdown by the Company from the Closing.

“Services Agreements” means the Transition Services Agreement, Sourcing Services Agreement, Master Sourcing Agreement, and Managed Services Agreement.
“Sourcing Services Agreement” means that sourcing services agreement, to be entered into by and between the Seller and the Company, and effective as of the Closing, substantially in the form of Exhibit E attached hereto.
“Subsidiary” or “Subsidiaries” means, with respect to the Company, any other Person of which a majority of the outstanding share capital, voting power, voting securities or other voting equity interests are owned or controlled, directly or indirectly, by the Company; provided, “Subsidiary” and “Subsidiaries” will exclude the Distributed Subsidiaries from and after the effectiveness of the Reorganization.
“Surviving Obligation” means (a) each agreement and obligation set forth in Section 9.9 (Expenses), (b) the indemnification and reimbursement obligations of the Buyer under Section 5.13 and (c) the obligations to pay any Termination Fee or Prevailing Party Reimbursement Amount.
“Target Working Capital” is $6,066,000.
“Tax” or “Taxes” means all taxes, levies, or assessments in the nature of (or similar to) taxes assessed or imposed by any Governmental Authority under any applicable tax law, including domestic, foreign, national, federal, state, local or other income, capital, gross receipts, goods and services, sales, use, consumption, excise, value-added, stamp, business, real property, personal property, license transfer, franchise, withholding, employment, Canada pension plan, employment insurance, payroll, employer health taxes, or estimated taxes, and including any additions to tax or additional amounts, interest, penalties and fines associated therewith.
“Tax Act” or any reference to a specific provision thereof means the Income Tax Act (Canada) and legislation of any legislature of any province or territory of and any regulations made thereunder in force of like or similar effect.
“Tax Returns” means all reports, estimates, declarations of estimated Tax, information statements and returns relating to, or required to be filed in connection with, any Taxes and any schedules attached to or amendments of (including refund claims with respect to) any of the foregoing.
“Tax Sharing Agreements” means all agreements or arrangements that provide for the allocation, apportionment, sharing or assignment of any Tax liability or benefit, or the transfer or assignment of income, revenues, receipts, or gains for the purpose of determining any Person’s Tax liability (other than any general commercial contract not primarily relating to Taxes).
“Three Month LIBOR” means the average quoted by Bloomberg Finance L.P. on the date the Termination Fee was required to be paid in accordance with Section 8.2 for deposits in U.S. dollars offered in the London interbank market for three months determined at approximately 11:00 a.m. London time; provided that if Three Month LIBOR determined as provided above would be less than 0%, then Three Month LIBOR shall be deemed to be 0%.
“Transaction Documents” means the Services Agreements, Limited Partnership Agreement, the HQ Lease and License Agreements and any other agreements, certificates and instruments executed and delivered in connection with the Transactions.
“Transition Services Agreement” means that transition services agreement, to be entered into by and between the Seller and the Company, and effective as of the Closing, substantially in the form of Exhibit G attached hereto.
“WARN Act” means the Worker Adjustment Retraining and Notification Act of 1988, as amended, as well as analogous applicable foreign, state and local laws.
1.2    Reorganization. Prior to the Closing, the Seller and its Affiliates shall consummate the reorganization in all material respects in accordance with the transaction steps attached hereto as Exhibit H (the “Reorganization”).
1.3    Purchase and Sale. On the terms and subject to the conditions of this Agreement, at the Closing, the Seller shall sell, transfer, assign and deliver to the Buyer, and the Buyer shall purchase from the Seller, all of the issued and outstanding Company Shares free and clear of all Liens (other than Permitted Liens), for the Purchase Price and the issuance of Rollover Interests. The acquisition of the Purchased Securities and the other transactions contemplated herein are sometimes collectively referred to as the “Transactions.”
1.4    Closing. Unless this Agreement is earlier terminated pursuant to Section 8.1, the closing of the Transactions (the “Closing”) will take place remotely, via electronic exchange of documents, (a) on the first Business Day on or following (i) the last day of the Company’s accounting period in the month in which the conditions set forth in Article VI are capable of being satisfied at the Closing (other than those conditions that by their nature are normally satisfied at the Closing, but subject to the satisfaction of such conditions at the Closing) or are waived (the “Unconditional Date”); provided that the Unconditional Date occurs at least ten Business Days prior to the last day of the Company’s accounting period in such month; or (ii) if the Unconditional Date occurs less than ten Business Days prior to the last day of the Company’s accounting period in the month in which the Unconditional Date falls, the Closing shall take place on the first Business Day on or immediately following the last day of the Company’s accounting period in the month following the Unconditional Date; provided that Buyer may elect, in its sole discretion, to waive the ten Business Day requirement stipulated above and instead elect that Closing shall take place on the date specified in clause (i) above, irrespective of the number of clear days between such dates, or (b) on such other date that is agreed in writing by the Buyer and the Seller, (the “Closing Date”).

1.5    Determination of Purchase Price; Payments At Closing.
(a)    The aggregate amount of consideration to be paid by the Buyer to the Seller for the Purchased Securities (other than the Rollover Purchased Securities) shall be: (a) $300,000,000, plus (b) an amount equal to the Company Cash, plus (c) the amount, if any, by which Closing Net Working Capital is more than the Target Working Capital, or minus the amount, if any, by which Closing Net Working Capital is less than Target Working Capital, minus (d) the Closing Indebtedness, including the aggregate amount of any Indebtedness set forth in the Estimated Purchase Price Certificate delivered pursuant to Section 1.8 to be paid in accordance with this Agreement (the “Paid Indebtedness”), minus (e) the Seller’s Expenses, minus (f) an amount equal to the Rollover Value as determined in accordance with Schedule 1.5(a) (the “Purchase Price”). An illustrative example setting out the calculation in this Section 1.5(a) and the understanding of the parties thereto is set out on Schedule 1.5(a).
(b)    At the Closing, the Buyer shall make or cause to be made the following payments (in an amount, in the aggregate, equal to the Estimated Purchase Price shown on the Estimated Purchase Price Certificate) by wire transfer of immediately available funds:
(i)    first, to the lenders of the Paid Indebtedness set forth in the Estimated Purchase Price Certificate delivered pursuant to Section 1.8(a) (pursuant to the payoff letters delivered to the Buyer described in Section 6.1(n), the applicable portions of the Paid Indebtedness owed to such lender as set forth in the Estimated Purchase Price Certificate delivered pursuant to Section 1.8(a); and
(ii)    second, to the Seller by wire transfer of immediately available funds to a bank account designated by the Seller by written notice to the Buyer not later than three Business Days prior to the Closing Date an amount equal to the sum of the remaining Purchase Price and the Seller’s Expenses (as estimated, subject to adjustment pursuant to Section 1.8).

1.6    Rollover Purchased Securities. At the Closing, in exchange for the Seller’s contribution of the Rollover Purchased Securities to the Buyer, the Buyer shall:
(a)    issue such number of Rollover Interests to the Seller as if the Seller had made a Capital Contribution (as defined in the Limited Partnership Agreement) in an amount equal to the Rollover Value, and for these purposes the Seller shall be deemed to have made such Capital Contribution in lieu of receiving cash consideration for the Rollover Value; and
(b)    update Schedule 1 of the Limited Partnership Agreement to reflect the Capital Contribution made on behalf of the Seller and the Rollover Interests issued to and held by it;
provided, however, that the number of Rollover Interests issued shall not represent a Pro Rata Percentage (as defined in the Limited Partnership Agreement) which is equal to or greater than the number of Interests (as defined in the Limited Partnership Agreement) held by Viking Brand Partners L.P. as of the Closing Date.

1.7    Withholding; Compensatory Payments. The Buyer, the Seller and Company Entities shall be entitled to withhold from payments contemplated hereby such amounts as are required to be withheld under applicable Tax law. To the extent that amounts are so withheld and paid to the appropriate Governmental Authority, the withheld amounts will be treated for all purposes of this Agreement as having been paid to the Person in respect of which such withholdings were made. If at any time on or after the Closing, the Seller delivers, or causes to be delivered, to the Buyer any compensatory amounts payable to current or former employees, directors, consultants or managers of Company Entities arising from the Transactions (including any distributions of the Purchase Price), then the Buyer shall cause Company Entities to promptly pay or cause to be paid such amounts to the applicable recipient thereof (less applicable Tax withholding) as part of their next normal payroll cycle.
1.8    Determination of Purchase Price.
(a)    Pre-Closing Deliveries.
(i)    At least ten Business Days prior to the Closing, the Seller will furnish to the Buyer a certificate (the “Estimated Purchase Price Certificate”) setting forth (i) a good faith estimate of the Closing Net Working Capital; (ii) the Estimated Indebtedness (including Paid Indebtedness); (iii) the estimated Seller’s Expenses that remain unpaid as of the Closing; (iv) a good faith estimate of the Company Cash; and (v) a reasonably detailed calculation of the Purchase Price using the Company’s good faith calculation of the foregoing estimates and other amounts (the “Estimated Purchase Price”). The Estimated Purchase Price Certificate will be prepared in accordance with the Calculation Principles, and will not include any changes in assets or liabilities as a result of purchase accounting adjustments arising from, or resulting as a consequence of, the Transactions. The Seller shall (x) provide supporting documentation as may be reasonably requested by the Buyer in order to allow it to review the calculations set forth in the Estimated Purchase Price Certificate, and (y) make appropriate revisions to the Estimated Purchase Price Certificate as are mutually agreed upon by the Seller and the Buyer acting in good faith; provided that if the parties cannot mutually agree upon any proposed revisions to the Estimated Purchase Price Certificate, then, the parties shall use estimates set forth in the Estimated Purchase Price Certificate as prepared by the Seller for Closing, and the Buyer may thereafter seek adjustments pursuant to the remaining provisions of this Section 1.8; and
(ii)    At least five Business Days prior to the Closing, the Buyer will furnish to the Seller a certificate (the “Final Commitments Certificate”) setting forth (a) the final allocation between each Commitment and (b) the Rollover Value.
(b)    Initial Determination. Within 75 days after the Closing Date, the Buyer will prepare in good faith and deliver to the Seller a certificate (the “Purchase Price Certificate”) executed by an authorized signatory of the Buyer setting forth in reasonable detail (i) the Buyer’s good faith calculations of Closing Net Working Capital, the Closing Indebtedness, the unpaid Seller’s Expenses, the Company Cash, and (ii) the Buyer’s calculation of the Purchase Price based thereon. The Purchase Price Certificate will be prepared in accordance with the Calculation

Principles, and will not include any changes in assets or liabilities as a result of purchase accounting adjustments arising from, or resulting as a consequence of Transactions.
(c)    Seller’s Right to Dispute. If the Seller delivers written notice (the “Disputed Items Notice”) to the Buyer within 60 days after receipt by the Seller of the Purchase Price Certificate stating that the Seller objects to any items in the Purchase Price Certificate (the “Disputed Items”), the Buyer and the Seller will attempt to resolve and finally determine and agree upon the Disputed Items as promptly as practicable. If the Seller does not deliver the Disputed Items Notice to the Buyer within 60 days after receipt by the Seller of the Purchase Price Certificate, the Purchase Price specified in the Purchase Price Certificate will be presumed to be true and complete in all respects and will be final and binding on the parties.
(d)    Arbitration of Disputes. If the Buyer and the Seller are unable to agree upon the Disputed Items within 30 days after delivery of the Disputed Items Notice, the Buyer and the Seller will select BDO USA, LLP or, if such Person is unwilling to serve, an independent, nationally recognized accounting firm reasonably acceptable to each of them (the “Independent Accounting Firm”) to resolve the Disputed Items. The Independent Accounting Firm shall (i) address only the Disputed Items set forth in the Disputed Items Notice, (ii) provide each of the Buyer and the Seller with the same opportunity to present their respective positions and submit materials regarding their proposed amounts for the Disputed Items to the Independent Accounting Firm, (iii) base its determination for each of the Disputed Items solely on the submissions of the parties and the relevant definitions contained herein, and (iv) use the same accounting methods, practices, policies and principles as set out in the Calculation Principles. The Independent Accounting Firm may not assign a value to any particular item greater than the greatest value for such item claimed by either party or less than the lowest value for such item claimed by either party, in each case as presented to the Independent Accounting Firm, and must resolve the matter in accordance with the terms and provisions of this Agreement. The Independent Accounting Firm shall deliver to the Buyer and the Seller, as promptly as practicable and in any event within 30 days after its appointment, a written report setting forth the resolution of any such disagreement determined in accordance with the terms of this Agreement and the Purchase Price as finally determined. The determination of the Independent Accounting Firm shall be final, binding and non-appealable. The fees, costs and expenses of the Independent Accounting Firm shall be allocated between the Buyer, on the one hand, and the Seller on the other hand, based upon the percentage which the portion of the disputes not awarded to each party bears to the amount actually contested by such party, such that the prevailing party pays the lesser proportion of such fees, costs and expenses. For example, if the Seller claims that the appropriate adjustments are $1,000 greater than the amount determined by the Buyer and if the Independent Accounting Firm ultimately resolves the dispute by awarding to the Seller $300 of the $1,000 contested adjustments, then the fees, costs and expenses of the Independent Accounting Firm will be allocated 30% (i.e., 300 ÷ 1,000) to the Buyer and 70% (i.e., 700 ÷ 1,000) to the Seller.
(e)    Payment. Within seven Business Days after the Purchase Price is finally determined, either (i) the Buyer shall cause the Company to pay to the Seller, an aggregate amount equal to the excess, if any, of the Final Purchase Price over the Estimated Purchase Price or (ii)  the Seller shall pay or cause to be paid to the Buyer an aggregate amount equal to the excess, if any, of the Estimated Purchase Price over the Final Purchase Price. Notwithstanding the foregoing, if the payment by the Company pursuant to clause (i) would result in the Buyer or the Company being in breach of the definitive agreements with respect to the Debt Financing or the CDIB Financing or, after giving effect to such payment, the Buyer or the Company would be in breach of the definitive agreements with respect to the Debt Financing or the CDIB Financing, then (A) the Buyer shall, or shall cause the Company, to make the payment pursuant to clause (i) as, when and to the extent such payment would not cause the Buyer or the Company to be in breach of the definitive agreements with respect to the Debt Financing or the CDIB Financing, and (B) such payment shall accrue interest, from the date such payment was due until such payment is made in full, at an interest rate equal to Three Month LIBOR.
(f)    Access to Information. The Seller and its accountants, lawyers and other representatives will be given reasonable access at all reasonable times to (and shall be allowed to make copies of) the books and records of the Company Entities, to any personnel of the Company Entities and any personnel of the Buyer involved in preparing the Purchase Price Certificate, in each case, reasonably requested by such Persons and in connection with the determination of the Purchase Price or any dispute relating thereto. The rights of the Seller under this Agreement shall not be prejudiced by the failure of the Buyer or Company Entities to comply with this Section 1.8(f) and, without limiting the generality of the foregoing, the time period for which the Seller is required to submit its Disputed Items Notice under Section 1.8(c) shall be automatically extended by the number of days Buyer fails to comply with this Section 1.8(f) plus an additional 15 days.
(g)    No Effect on Other Provisions. No adjustment to the Purchase Price pursuant to this Section 1.8 shall be considered a breach of any representation, warranty or other provision of this Agreement or any document made available or delivered pursuant to this Agreement. The Buyer shall not make any claim in respect of the determination of the Purchase Price or any item included within the determination of the Purchase Price other than in accordance with this Section 1.8.
(h)    Sample Calculation. A sample Closing Net Working Capital calculation is attached hereto as Schedule 1.8(h), which the parties acknowledge and agree shall form the basis of such calculation.
1.9    Tax Treatment. The Seller and the Buyer acknowledge and agree that, for U.S. federal income tax purposes, the Transactions are intended to be treated as (i) a tax-free contribution of the Rollover Purchased Securities by the Seller to the Buyer in exchange for Rollover Interests in a transaction described in Section 721 of the Code, (ii) a taxable acquisition by the Buyer of the Purchased Securities not constituting Rollover Purchased Securities in exchange for payment of the Purchase Price (it being understood, for avoidance of doubt, that payment by the Company to the Seller in respect of the Purchase Price is intended to be treated as a distribution, as part of the Reorganization, prior to the Closing by the Company to the Seller), and (iii) a tax-free contribution of the Purchased Securities by the Buyer to Viking Brand Holdings L.P. in a transaction described in Section 721 of the Code. The parties shall file their Tax Returns in a manner consistent with such treatment and will not take a position before any Governmental Authority or in any Tax proceeding that is inconsistent with such treatment, except as otherwise required by applicable Law.

ARTICLE II
REPRESENTATIONS AND WARRANTIES CONCERNING THE COMPANY ENTITIES
Except as set forth on the Company Disclosure Schedules, the Seller hereby represents and warrants to the Buyer as of the date hereof and as of the Closing Date as follows:
2.1    Organization, Power and Standing. The Company is an entity duly organized, validly existing and in good standing under the Laws of its jurisdiction of incorporation or organization, as applicable, and has (or will have) all requisite corporate or limited liability company power to own, lease and operate its properties and to carry on its business as it is now conducted. True and complete copies of the organizational documents of the Company have been made available to the Buyer.
2.2    Subsidiaries. Company Disclosure Schedule 2.2 sets forth a true and complete list of all Subsidiaries of the Company. Each Subsidiary is an entity duly organized, validly existing and in good standing under the Laws of its jurisdiction of incorporation or organization, as applicable, and has all requisite corporate or limited liability company power to own, lease and operate its properties and to carry on its business as it is now conducted. The ownership of each Subsidiary is as set forth on Company Disclosure Schedule 2.2. True and complete copies of the organizational documents of each Subsidiary have been made available to the Buyer.
2.3    Foreign Qualifications. Company Disclosure Schedule 2.3 sets forth a true and complete list of all jurisdictions in which any Company Entity is currently qualified to do business as a foreign entity. There are no other jurisdictions in which any Company Entity must qualify to do business as a foreign entity, except for any jurisdiction(s) in which the failure to so qualify would not have a Company Material Adverse Effect.
2.4    Due Authorization; Validity and Enforceability. The Company has the corporate power and authority to execute and deliver and to carry out the terms of this Agreement and the Transaction Documents to which it is a party and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance by the Company of this Agreement and each Transaction Document to which it is a party, and the consummation of the transactions contemplated hereby and thereby, have been duly authorized by all requisite corporate action on the part of the Company and this Agreement and each Transaction Document to which the Company is or will be a party has been duly executed and delivered by the Company and constitutes the valid, legal and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors’ rights generally, by general equitable principles and by-laws related to the availability of specific performance, injunctive relief or other equitable remedies (collectively, the “Remedies Exception”).
2.5    No-Conflict; Required Consents and Approvals. Except as set forth on Company Disclosure Schedule 2.5, the execution, delivery and performance of this Agreement and the Transaction Documents by each of the Company Entities do not and will not result in any violation of, be in conflict with, or constitute a default or an event that, with or without notice or lapse of time or both, would constitute a default under (a) the organizational documents of any Company Entity, (b) any Material Contract (other than the Immaterial Leases), (c) any Authorization or (d) any Law, except in the case of clauses (b)–(d) for such violations, conflicts or defaults that would not have a Company Material Adverse Effect. Except as set forth on Company Disclosure Schedule 2.5 and except for any applicable filings and approvals under the Hart‑Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), no consent, order, approval, authorization, declaration or filing with or from any Governmental Authority or any party to a Material Contract (other than the Immaterial Leases) is required on the part of any Company Entity for or in connection with the execution, delivery and performance of this Agreement or the consummation of the Transactions by the Company Entities, except for those which, if not obtained, would not have a Company Material Adverse Effect.
2.6    Capitalization.
(a)    As of the date hereof and immediately prior to the Reorganization, the Seller owns, beneficially and of record all of the issued and outstanding equity interests of the Company, free and clear of all Liens (other than Permitted Liens), all of which are duly authorized, validly issued, fully paid, and non-assessable. There are no outstanding options, warrants, convertible or exchangeable securities or other rights that would obligate the Company to issue any additional equity securities.
(b)    All of the capital stock of the Company were issued in compliance with applicable Laws. None of the capital stock of the Company were issued in violation of any agreement, arrangement or commitment to which Seller or the Company is a party or is subject to or in violation of any preemptive or similar rights of any Person.
(c)    After giving effect to the Reorganization, the authorized capital stock of the Company will consist of 1,000 Company Shares, and the Seller shall own, beneficially and of record all of the issued and outstanding equity interests of the Company, free and clear of all Liens (other than Permitted Liens). All of the capital stock of the Company will have been duly authorized and validly issued, fully paid and, to the extent applicable, nonassessable and the Seller will have the right, power and authority to transfer all of the Purchased Securities to the Buyer, free and clear of all Liens (other than Permitted Liens). After giving effect to the Reorganization and at the Closing, there will be no agreements to which the Seller is a party relating to the acquisition, disposition, voting or registration of any of the Purchased Securities (other than the Limited Partnership Agreement). After giving effect to the Reorganization and at the Closing, other than as may be set forth in the Limited Partnership Agreement, there will be no Person with any right of first offer, right of first refusal or preemptive right in connection with any future offer, sale or issuance of equity securities of the Company, and there will be no outstanding stock appreciation, phantom stock or profit participation rights with respect to the equity securities of the Company.
2.7    Financial Statements. The Company has made available to the Buyer true and complete copies of the unaudited consolidated balance sheet of the Company as at February 2, 2019 (the “Reference Date”) and unaudited consolidated statements of income and cash flows for the fiscal year then ended (the “Financial Statements”). Except as set forth on Company Disclosure Schedule 2.7, the Financial Statements have been prepared in accordance with GAAP applied on a consistent basis throughout the period involved, subject to the absence of notes. The Financial Statements are based on the books and records of the Company and fairly present in all material respects the financial condition of the Company as of the respective dates they were prepared and the results of the operations of the Company for the periods indicated. The Company Entities maintain a system of accounting established and administered in accordance with GAAP.
2.8    Absence of Certain Changes. Except as set forth on Company Disclosure Schedule 2.8, since the Reference Date through the date of this Agreement, each Company Entity has operated in the ordinary course of business consistent with past practice and there has not been, with respect to any Company Entity, any:
(a)    Company Material Adverse Effect;
(b)    split, combination or reclassification of any shares of capital stock;
(c)    damage, destruction or casualty loss (other than those covered by insurance) with respect to any of the assets or properties of the Company Entities that, individually or in the aggregate, exceeds $500,000;
(d)     (i) increase in the compensation of any Business Employee or Business Service Provider, other than, with respect to (A) Business Employees at or below the level of Vice President, and (B) Business Service Providers with annual compensation less than $75,000 per year, in each case, routine increases in the ordinary course of business consistent with past practice, (ii) bonus, severance, incentive, retention, change of control or other similar payment or agreement made or promised to any Business Employee or Business Service Provider, other than the payment of any bonus, severance, incentive, retention, change of control or other similar payment required to be made in accordance with the written terms of any Benefit Plan, (iii) material change to any Benefit Plan, (iv) grant or announcement of equity or equity-based compensation to any Business Employee or Business Service Provider, (v) other than as required by applicable Law, establishment, adoption or termination of any Benefit Plan (or any funding arrangement with respect to any Benefit Plan), (vi) hiring, promotion or change in title of any officer of the Company Entities, (vii) funding of or acceleration of the vesting or payment of, any compensation or benefits under any Benefit Plan except as required by the written terms of such Benefit Plan or applicable Law, or (viii) adoption of or entry into any collective bargaining or similar agreement, it being understood that, prior to the Closing but effective as of the Closing, the Company Entities shall make an offer of employment to each of the Offer Employees;
(e)    to the Knowledge of the Company, cancellation or waiver of any claims with a potential value in excess of $250,000, other than in the ordinary course of business consistent with past practice;
(f)    material change in cash management practices and policies, practices and procedures with respect to collection of accounts receivable, establishment of reserves for uncollectible accounts, accrual of accounts receivable, inventory control, prepayment of expenses, payment of trade accounts payable, accrual of other expenses, deferral of revenue and acceptance of customer deposits, in each case, that is not in the ordinary course of business consistent with past practice;
(g)    except as would not be material and adverse to the Company Entities taken as a whole, cancel any debts owed to any Company Entity;
(h)    any agreement to do any of the foregoing, or any action or omission that would result in the foregoing; or
(i)     any action if taken by the Company Entities between the date of this Agreement and the Closing would require Buyer’s prior written consent under Section 5.2.
2.9    Material Contracts. Company Disclosure Schedule 2.9 hereto sets forth, as of the date of this Agreement, a true and complete list of all of the following contracts and agreements to which any Company Entity is a party (excluding purchase orders or service orders arising in the ordinary course of business consistent with past practice and except for contracts and agreements which will be terminated, or no longer binding upon the Company Entities, at or prior to the Closing):
(a)    contracts (other than Leases) with respect to which a Company Entity has made or received payments of more than $500,000 within the 12-month period ending on the Reference Date;
(b)    contracts (other than Leases) relating to any Closing Indebtedness;
(c)    agreements with any non-compete, exclusivity or “most favored nation” provision that restricts the ability of any Company Entity to conduct its business in any material respect;
(d)    contracts that require any Company Entity to purchase its total requirements of any product or service from a third party or that contain “take or pay” provisions;
(e)    employment agreements (excluding offer letters) that require annual salary payments by any Company Entity in excess of $100,000 per annum;
(f)    contracts with any labor union or association relating to current employees of any Company Entity or collective bargaining agreements;
(g)    contracts with any Material Vendor;
(h)    contracts with any Governmental Authority;
(i)    personal property leases in which any Company Entity paid more than $500,000 within the 12-month period ending on the Reference Date;
(j)    contracts and agreements since January 1, 2017 that relate to the acquisition of any operating business (whether by merger, consolidation or otherwise), a material amount of equity or assets of any other Person or any real property (other than Leases in the ordinary course of business consistent with past practice) (whether by merger, sale of stock, sale of assets or otherwise), in each case, under which any Company Entity has any material continuing obligations after the Closing;
(k)    strategic alliance, partnership or joint venture agreements; and
(l)    all material contracts to which the Seller is a party pursuant to which products or services are provided to both the business of any Company Entity and the business of the Seller (i) that are critical to the operation of the business of the Company Entities as currently conducted, and (ii) where the failure of such contract to remain in effect would, based on the Seller’s reasonable business judgement, reasonably be expected to create a material service disruption for the business of the Company Entities.
All of the foregoing contracts, the Leases and the IP Licenses are sometimes collectively referred to herein as the “Material Contracts.” The Company has made available to the Buyer true and complete copies of all written Material Contracts (or a written description of the material terms of any Material Contract that is not written) including all amendments thereto. With respect to each Material Contract: (i) such Material Contract is in full force and effect with respect to the applicable Company Entity and, to the Knowledge of the Company, each other party thereto; (ii) such Material Contract is enforceable against the applicable Company Entity and, to the Knowledge of the Company, each other party thereto, except as enforceability may be limited by the Remedies Exceptions; and (iii) neither the applicable Company Entity nor, to the Knowledge of the Company, any other party thereto, is in breach or default under such Material Contract (other than any of the Leases which are addressed in Section 2.10 below) in any material respect, and no event has occurred which, after the giving of notice, with lapse of time, or both, would constitute such a breach or default by the applicable Company Entity or, to the Knowledge of the Company, any other party thereto.
2.10    Real Property. Company Disclosure Schedule 2.10(a) sets forth a true and complete list of, as of the date of this Agreement: (i) each parcel of owned Real Property, identified by street address and (ii) each parcel of Real Property leased, subleased or licensed by any Company Entity, identified by street address (and setting forth, with respect to each, its store number, square footage, and the commencement and expiration dates, all renewal and termination options, and all rental and other charges payable under its lease, sublease or license agreement, as the case may be) (collectively, “Leases”). The Real Property identified on Company Disclosure Schedule 2.10(a) comprises all the real property owned, leased, subleased or licensed by any Company Entity. No Company Entity has any other possessory interest in any other land or buildings other than the Real Property and, except as set forth on Company Disclosure Schedule 2.10(a) and as contemplated in Section 5.14, no Company Entity has entered into any legally binding agreement for the purchase or lease of any such interest. The Company Entities, as applicable, have good and marketable fee simple title to each owned Real Property, and valid leasehold interests in the leased Real Property free and clear of any Liens other than Permitted Liens. With respect to the Leases, each is valid, is in full force and effect with respect to the applicable Company Entity and, to the Knowledge of the Company, each other party thereto, and is enforceable against the applicable Company Entity and, to the Knowledge of the Company, each other party thereto, except as enforceability may be limited by the Remedies Exceptions. None of the Company Entities nor, to the Knowledge of the Company, any other party to any Lease is in breach thereof or default thereunder in any material respect, except for such breaches and defaults as to which requisite waivers or consents have been obtained in writing (provided that no representation is made with respect to whether any Immaterial Leases require a consent or waiver to consummate the Transactions), and there exists no event which, with notice or lapse of time or both, would constitute a material default thereunder by any Company Entity. No Company Entity has received any written notice that any lessor or sub-lessor is canceling or terminating any lease or sublease of any Real Property, except any such notice that has been withdrawn or otherwise resolved. Except as set forth on Company Disclosure Schedule 2.10(b), no Company Entity has subleased, licensed or otherwise granted any Person the right to use or occupy any of the owned or leased Real Property. Except as set forth on Company Disclosure Schedule 2.10(c), no Company Entity has received any written notice of any pending condemnation, expropriation, eminent domain or similar proceeding affecting all or any portion of its owned or leased Real Property (excluding, with respect to leased Real Property, any such proceeding that would not reasonably be expected to materially impair its current use of such leased Real Property). To the Knowledge of the Company, each Company Entity has complied in all material respects with all Laws applicable to the ownership and/or operation, as applicable, of its owned or leased Real Property, except where the failure to comply would not reasonably be expected to materially impair its current use of such Real Property. The Seller has made available to the Buyer true and complete copies of all leases, subleases and other material agreements pertaining to the use or occupancy of any Real Property by any Company Entity in the possession of Seller or any Company Entity. Except as set forth on Company Disclosure Schedule 2.10(d), no Company Entity is obligated to pay any leasing or brokerage commission relating to any Real Property that has not been paid in full. Except as set forth on Company Disclosure Schedule 2.10(e), no material construction, alteration or other leasehold improvement work with respect to any lease or sublease of Real Property remains to be paid for or to be performed by any Company Entity, other than any such payment or work having a cost of less than $150,000 on a per project basis.
2.11    Personal Property. Each Company Entity has good title to or a valid leasehold, license or other similar interest in its tangible personal property, free and clear of all Liens, except for Permitted Liens. The tangible personal property of the Company Entities taken as a whole is in adequate condition to conduct the business of the Company Entities in all material respects as the same is conducted on the date of this Agreement, normal wear, tear and maintenance excepted.
2.12    Intellectual Property.
(a)    As used herein “Intellectual Property” means all (i) patents and applications therefor and all reissues, divisions, renewals, extensions, provisionals, continuations and continuations-in-part thereof; (ii) trademarks and service marks (registered or unregistered) and registrations and applications for registration thereof; (iii) copyrights and registrations and applications for registration thereof; (iv) domain names; (v) trade secrets and (vi) all other intellectual property rights of every kind and nature anywhere in the world. As used herein, “Company Intellectual Property” means Intellectual Property owned by the Company Entities.

(b)    Company Disclosure Schedule 2.12(b) hereto contains a list of all material Company Intellectual Property included in clauses (i), (ii) and (iii) of the definition of Intellectual Property that any Company Entity owns and has registered with a Governmental Authority, or with respect to which any Company Entity has filed an application for such a registration (and any material unregistered trademarks), except for any Company Intellectual Property that has been abandoned by a Company Entity. The Company Entities (i) have made all necessary filings and paid all necessary registration, maintenance and renewal fees for the purpose of maintaining such Company Intellectual Property, and (ii) is the exclusive owner of such Company Intellectual Property, free and clear from any Liens (other than Permitted Liens). Each item of the material Company Intellectual Property that is a registered Intellectual Property is subsisting and, to the Knowledge of the Company, valid and enforceable. The Company Entities have not transferred ownership of, or granted any license or right to use (other than non-exclusive license or right to use Company Intellectual Property in the ordinary course of business consistent with past practice) any material Company Intellectual Property.
(c)    Company Disclosure Schedule 2.12(c) contains a list of all domain names of which any Company Entity is the registrant.
(d)    Company Disclosure Schedule 2.12(d) contains a list of (i) all material licenses granted by any Company Entity to any third party with respect to any Company Intellectual Property, excluding products and technology licensed by a Company Entity to others in the ordinary course of business consistent with past practice; and (ii) all material licenses granted by any third party to any Company Entity with respect to any licensed material Intellectual Property, excluding “off-the-shelf”, “shrink wrap”, or “click-through” products and technology licensed to any Company Entity (collectively, the “IP Licenses”).
(e)    Except as set forth on Company Disclosure Schedule 2.12(e), to the Knowledge of the Company, (i) no Company Entity is violating, infringing or misappropriating any Intellectual Property of any other Person, and (ii) no third party is violating, infringing or misappropriating any Company Intellectual Property owned by any Company Entity. Except as set forth on Company Disclosure Schedule 2.12(e), since January 1, 2015, no Company Entity has received any written notice from any Person claiming any violation, infringement or misappropriation by any Company Entity of another Person’s Intellectual Property rights. Except as set forth on Company Disclosure Schedule 2.12(e), no written claims are pending or, to the Knowledge of the Company, threatened against any Company Entity by any Person regarding the use or ownership of any Company Intellectual Property, or challenging or questioning the validity or enforceability of any Company Intellectual Property.
(f)    Each Company Entity has implemented policies and procedures reasonably designed to establish and preserve the confidentiality and ownership of or exclusive rights in Intellectual Property created or developed by or on behalf of the Company Entities, including the secrecy, confidentiality and value of trade secrets and other confidential information.
(g)    As used in this Agreement, “Company IT Systems” means all material computer systems, networks, hardware, software, databases, websites, and equipment used to process, store, maintain and operate data, information, and functions used in connection with the businesses of the Company Entities as presently conducted. The Company Entities have a valid right to access and use the Company IT Systems. The Company IT Systems, to the Knowledge of the Company, (i) are in satisfactory working order, substantially free from reproducible programming errors or defects, and are scalable to meet current and reasonably anticipated capacity; (ii) have reasonably appropriate security, back-ups, disaster recovery arrangements, and hardware and software support and maintenance to minimize the risk of material error, breakdown, failure, or security breach occurring; and (iii) are configured and maintained in the ordinary course of business consistent with past practice to minimize the effects of viruses and do not contain viruses or other malicious code, faults or other errors or effects that disrupt or adversely affect their functionality.
(h)    Except as set out in the Services Agreements, the Company Entities own and have the legal and beneficial right, title and interest in or have valid and enforceable licenses, sublicenses or other agreements to use all Intellectual Property that is used in the conduct of the businesses of the Company Entities as presently conducted; provided that the foregoing is not a representation and warranty of non-infringement.
(i)    Except as set out in the Services Agreements, immediately subsequent to the Closing Date: (i) the Company Intellectual Property and Company IT Systems shall be owned by and/or available for use by each Company Entity on terms and conditions identical to those under which each Company Entity owned or used the Company Intellectual Property and Company IT Systems immediately prior to the Closing Date; and (ii) none of the Sellers nor any of their Affiliates (other than any Company Entity) will own, license or have any right, title or interest in any Company Intellectual Property, the Company IT Systems or any other Intellectual Property currently used in the conduct of the business of the Company Entities.
Notwithstanding anything to the contrary contained in this Agreement, the representations and warranties in this Section 2.12 shall be the sole representations and warranties by the Company Entities with respect to matters relating to Intellectual Property.
2.13    Privacy.
(a)    Since January 1, 2016, each Company Entity has complied in all material respects with all applicable Laws pertaining to privacy or security of data or information, including any and all applicable privacy and data security laws, rules, and regulations, and all contractual privacy and security standards and obligations to which the Company has agreed, including without limitation, the Payment Card Industry Data Security Standards. No Company Entity has, since January 1, 2017, received any notice from any Governmental Authority or any other Person regarding material noncompliance with any such Laws, contractual privacy and security standards and obligations.
(b)    Since January 1, 2016, (i) there has been no alleged in writing or confirmed data security breach, including any material unauthorized access, disclosure, use, modification, corruption, loss, or theft of any Personal Data, the Company Databases, or computer equipment, systems or networks of any Company Entity (“Data Breach”); and (ii) each Company Entity uses commercially reasonable efforts to protect the confidentiality, integrity, and security of Personal

Data, the Company Databases, its servers, systems, sites, circuits, networks, and other computer and telecommunications assets and equipment (and all information and transactions stored or contained therein or transmitted thereby) against any unauthorized use, access, interruption, modification, or corruption, in material conformance with applicable industry practices.
(c)    Since January 1, 2016, (i) no material violation of privacy of any individual or material improper use, access, or disclosure of any Personal Data in the Company Databases, has occurred or is occurring or has been alleged against any Company Entity (collectively, “Privacy Incident”); and (ii) to the Knowledge of the Company, no material investigation or inquiry, complaint, or claims relating to the information privacy or data security practices (including collection, transfer, access, disclosure, retention, deletion, storage, processing, or use) of any Company Entity or any Privacy Incident have been made or reported by, or is being, or has been, conducted by, any consumer, Governmental Authority, consumer advocacy groups, industry or trade organizations, privacy seal or certification programs, privacy groups, members of media, or bloggers (collectively “Privacy Claims”).
2.14    Inventory. All inventory of the Company Entities reflected on the Financial Statements and all inventory purchased since the Reference Date consists, in all material respects, of a quality usable and salable in the ordinary course of business consistent with past practice, except for obsolete, damaged, defective or slow-moving items that have been written off or written down to fair market value or for which adequate reserves have been established. All such inventory is owned by the Company Entities free and clear of all Liens (other than Permitted Liens), and no inventory is held on a consignment basis. The quantities of each item of inventory (whether raw materials, work-in-process or finished goods) are consistent with the quantity of inventory that the Company Entities own in the ordinary course of business consistent with past practice.
2.15    Vendors.
(a)    Company Disclosure Schedule 2.15 sets forth a true and complete list of the top ten vendors of the Company Entities (other than ascena brand services or any vendor contracted on behalf of the Company Entities through ascena brand services or any lessor under any Lease) measured by dollar amount of purchases of vendor product or services by the Company Entities (on a consolidated basis) for the 12-month period ending on the Reference Date (“Material Vendors”).
(b)    Since January 1, 2018, no Material Vendor has notified any Company Entity in writing or, to the Knowledge of the Company, orally that such Material Vendor will terminate or otherwise adversely modify its business relationship with any Company Entity (excluding contracts that expire in accordance with their terms), and there is no dispute with any Material Vendor that remains ongoing.
2.16    Compliance with Laws. Since January 1, 2015, each Company Entity has complied in all material respects with all applicable Laws (except as to (i) Real Property, as to which only Section 2.10 applies, (ii) Intellectual Property, as to which only Section 2.12 applies, (iii) Authorizations, as to which only Section 2.17 applies, (iv) Taxes, as to which only Section 2.18 applies, (v) Benefit Plans, as to which only Section 2.21 applies, and (vi) Environmental Laws, as to which only Section 2.23 applies). No Company Entity has any ongoing reporting or monetary obligations pursuant to any settlement agreement entered into with any Governmental Authority.
2.17    Licenses and Permits. Company Disclosure Schedule 2.17 sets forth a true and complete list of all licenses, permits, certifications, waivers, registrations, approvals, qualifications and authorizations of Governmental Authorities held by any Company Entity that are material to the business of the Company Entities as it is currently conducted (except for licenses, permits, certifications and authorizations relating to Taxes, as to which only Section 2.18 applies and/or Environmental Laws, as to which only Section 2.22 applies) (collectively, the “Authorizations”). The Authorizations are in full force and effect. Each Company Entity complies in all material respects with the Authorizations. No Company Entity has been informed in writing or, to the Knowledge of the Company, orally by the applicable Governmental Authority that an Authorization will be cancelled, suspended, revoked, invalidated or will not be renewable upon expiration.
2.18    Taxes.
(a)    Except as set forth on Company Disclosure Schedule 2.18(a) hereto: (i) all material Tax Returns required to be filed by or on behalf of the Company Entities have been duly filed on a timely basis; (ii) such Tax Returns are true and complete in all material respects; (iii) all material Taxes owed by the Company Entities prior to the Closing (whether or not shown as due and payable on such Tax Returns) have been paid or will be timely paid prior to the Closing, except to the extent such Taxes are included in the calculation of the Closing Net Working Capital or are being contested in good faith; (iv) the Company Entities (A) have not been audited or been the subject of any other administrative or judicial proceedings, or received written notice of actual or threatened initiation thereof by any Governmental Authority in respect of any material Taxes for which the statute of limitations for assessment of such Taxes remains open, (B) have not extended any applicable statute of limitations regarding Taxes for which the statute of limitations for assessment of Taxes remains open (other than an extension of time with which to file any Tax Return), (C) have neither agreed to nor are required to make any adjustment under Section 481(a) of the Code (as a result of the Transactions or otherwise), (D) have not been members of a consolidated, affiliated, combined, unitary or other Tax group for purposes of any Tax, other than one of which the Seller or The Dress Barn, Inc. was the common parent, (E) are not a party to, or are otherwise bound by or have any obligation under, any Tax Sharing Agreement (other than a Tax Sharing Agreement exclusively between or among Seller and any of the Company Entities, which, if any, will be terminated as of Closing with respect to the Company Entities) and are not liable for another Person’s Taxes as transferee or successor or otherwise, and (F) have not been a “distributing corporation” or a “controlled corporation” within the meaning of Section 355 of the Code in the five years prior to the date of this Agreement; (v) all material Taxes which the Company Entities are required to withhold or to collect for payment (including any GST/HST and provincial retail sales taxes) have been duly withheld and collected and timely paid to the proper Governmental Authority or third party; and (vi) all input Tax credits claimed by any Company Entity pursuant to the ETA have been correctly calculated and documented in accordance with the requirements of the ETA.

(b)    Except as set forth on Company Disclosure Schedule 2.18(b), no Company Entity is treated or has been treated for Tax purposes as a resident in a country other than the country of its organization and no Company Entity has, or has had, a branch, agency or permanent establishment for Tax purposes in a country other than the country of its organization. No Company Entity has nexus or a taxable presence in a U.S. state or local jurisdiction in which it does not currently file an income Tax Return. No Company Entity has received written notice from a Governmental Authority in a jurisdiction where the Company Entity does not file a Tax Return that the Company Entity is or may be subject to taxation in that jurisdiction.
(c)    The Company is not a U.S. real property holding corporation within the meaning of Section 897(c)(2) of the Code.
(d)    The Shares of Maurices Canada Stores Ltd. do not constitute “taxable Canadian property” as that term is defined pursuant to the Tax Act.
(e)    No Company Entity treated as a “controlled foreign corporation” within the meaning of Section 957 of the Code owns assets that constitute material “United States property” within the meaning of Section 956 of the Code.
(f)    No Company Entity will be required for Tax purposes to include any material item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (i) use of an improper method of accounting for a taxable period ending on or prior to the Closing Date, (ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local, or non-U.S. income Tax law) executed on or prior to the Closing Date, (iii) intercompany transactions or excess loss account described in Treasury Regulations under Section 1502 of the Code (or similar provision of state, local or non-U.S. law), (iv) installment sale or open transaction made or entered into on or prior to the Closing Date, (v) prepaid amount received on or prior to the Closing Date, (vi) election under Section 108(i) of the Code, or (vii) any election made pursuant to Section 965(h) of the Code.
(g)    Each Company Entity has complied in all material respects with all applicable Laws with respect to transfer pricing.
(h)    No Company Entity has engaged in a transaction that is the same as or substantially similar to one of the types of transactions that the Internal Revenue Service has identified by notice, regulation, or other form of published guidance as a listed transaction, as set forth in Treasury Regulation Section 1.6011-4(b)(2).
(i)    No Company Entity has received any requirement from the Canada Revenue Agency pursuant to Section 224 of the Tax Act which remains unsatisfied in any respect.
(j)    Maurices Inc. and Maurices Canada Stores Ltd. are registrants for purposes of the ETA.

Notwithstanding anything to the contrary contained in this Agreement, (i) the representations and warranties in this Section 2.18 and the representations and warranties relating to Taxes in Section 2.8(i), Section 2.21 and Section 2.22 shall be sole representations and warranties of the Company Entities with respect to matters relating to Taxes, and (ii) nothing in this Agreement (including this Section 2.18) will be construed as providing a representation or warranty with respect to the existence or availability, in any period after the Closing Date, of any Tax attribute of any Company Entity.
2.19    Litigation. Except as disclosed on Company Disclosure Schedule 2.19(a), there is no legal proceeding pending or, to the Knowledge of the Company, threatened against any Company Entity, or to the Knowledge of the Company, any directors or officers of any Company Entity, in their capacity as such. Except as disclosed on Company Disclosure Schedule 2.19(b), there is no legal proceeding by any Company Entity that is currently pending that is material to the Company Entities, taken as a whole. No Company Entity is subject to any outstanding order (a) that is material to the Company Entities, taken as a whole, or (b) that would prevent or materially impair the ability of the Company Entities to consummate the Transactions.
2.20    Anti-Corruption Compliance. Neither the Company, any Company Entity, nor any of their employees, officers, or directors, nor to the Knowledge of the Company, any agents, or any Person acting on behalf of any Company Entity:
(a)    have taken any action in violation of the Anti-Bribery Laws;
(b)    have paid, offered, promised, gave or authorized the payment of money or anything of value to a Government Official (or any other Person at a Government Official’s request or with their assent or acquiescence) intending to:
(i)    influence a Government Official in his official capacity;
(ii)    secure an improper business advantage;
(iii)    induce any such Government Official to use his influence to affect or influence any act, omission or decision of a Governmental Entity; or
(iv)    provide an unlawful personal gain or benefit, of financial or other value, to any such Government Official;
in each case, in order to assist the Company, a Company Entity, the Seller or any other Person in obtaining or retaining business, or in directing business to any Person; or
(c)    otherwise, have made any bribe, payoff, influence payment, kickback, or other unlawful payment to any Person, regardless of the form, whether in money, property, or services, to obtain or retain business or to obtain any improper advantage for the Company or a Company Entity.
2.21    Employees.

(a)    The Business Employees are not, and in the past six years have not been, represented by any union, works council, employee association or similar organization. No Company Entity is a party to, has any liability with respect to, or is otherwise subject to, any collective bargaining agreement or other agreement with any union, works council, employee association or similar organization. There is no and has been no labor strike, slowdown, lockout, picketing, stoppage, organizational effort or other manner of labor unrest pending or threatened against any Company Entity. Within the past three years, no group of Business Employees has sought to organize for purposes of collective bargaining, made a demand for recognition or certification, sought to bargain collectively with the Seller or its Affiliates or any Company Entity or filed a petition for recognition with any Governmental Authority. Neither the Seller or its Affiliates nor any Company Entity has received any written or, to the Knowledge of the Company, oral notice threatening any such organizational effort by or on behalf of any labor union, works council, employee association or similar organization with respect to Business Employees. Within the past three years there has been no material unfair labor practice charge, labor dispute, labor arbitration, lawsuit, grievance, investigation, hearing, action, claim, proceeding, complaint or other dispute pending, unresolved or, to the Knowledge of the Company, threatened before any court, arbitrator, the National Labor Relations Board or any other Governmental Authority relating to the employment or service of any Business Employee or Business Service Provider or alleging violations by any Company Entity of any federal, foreign, state, local or other Laws relating to labor and employment, and to the Knowledge of the Company, no facts or circumstances exist that would reasonably be expected to lead to any such dispute.
(b)    Except as set forth on Company Disclosure Schedule 2.21(b), each Company Entity and, with respect to any Business Employee or any other natural person who is or was a current or former director, officer, employee, consultant, contractor or other contingent worker who provides or has provided services to a Company Entity (each such director, officer, employee, consultant, contractor or other contingent worker, a “Business Service Provider”), the Seller and its Affiliates have been and are in compliance in all material respects with all applicable Laws respecting employment, labor, and employment practices, including, without limitation, all Laws respecting terms and conditions of employment, the hiring, promotion, assignment and termination of employees, worker health and safety, wages and hours, vacation pay, overtime pay, pay equity, immigration, employment discrimination, harassment, nonretaliation, human rights disability rights or benefits, equal opportunity, employee privacy, plant closures and layoffs, reductions in force, affirmative action, workers’ compensation, labor relations and family, medical and other leaves. The Company Entities have complied in all material respects with the WARN Act to the extent applicable in connection with any employee layoff with respect to any Business Employee or Business Service Provider.
(c)    Except as set forth on Company Disclosure Schedule 2.21(c), to the Knowledge of the Company, neither the Company Entities nor, with respect to any Business Employee or Business Service Providers, the Seller or its Affiliates has had or reasonably expects to have any liability with respect to any allegation of sexual harassment, sexual misconduct or employment discrimination made against any of the Company Entities. With respect to each allegation set forth on Company Disclosure Schedule 2.21(c), either a Company Entity or the Seller or its Affiliates has (i) undertaken and completed an investigation of such allegation and (ii) taken corrective action.
(d)    Except as set forth on Company Disclosure Schedule 2.21(d), (i) no employee of a Company Entity with a title of Vice President or above has been terminated for any reason in the past twelve (12) months, and (ii) to the Knowledge of the Company, no Business Employee with a title of Vice President or above has expressed any plans to terminate his or her employment within the first 12 months following the Closing Date.
(e)    Except as would not result in a material liability for the Company Entities, each person or entity classified by any Company Entity or, with respect to any Business Employee or Business Service Provider, the Seller or its Affiliates, as an “independent contractor,” volunteer, subcontractor, “temp,” leased employee, or other contingent worker is and has been properly classified under all governing Laws and each Company Entity and, with respect to any Business Employee or Business Service Provider, the Seller and its Affiliates has fully and accurately reported all payments to all independent contractors, volunteers, subcontractors, temps, leased employees, and other contingent workers on IRS Form 1099s or as otherwise required by applicable Laws and have satisfied all applicable withholding tax obligations. Each employee classified by any Company Entity or, with respect to any Business Employee or Business Service Provider, the Seller or its Affiliates, as “exempt” from overtime under the Fair Labor Standards Act and/or any foreign, state, local or other Laws governing wages, hours, and overtime pay has been properly classified as such in all material respects, and the Company Entities and, with respect to any Business Employee or Business Service Provider, the Seller and its Affiliates, have not incurred any material liabilities under the Fair Labor Standards Act or any foreign, state, local or other laws governing wages, hours, and overtime pay.
(f)    Company Disclosure Schedule 2.21(f) sets forth a list, to the extent applicable, as of the Closing Date, for each Business Employee who currently provides services to any Company Entity, of his or her: (i) name; (ii) title; (iii) employer; (iv) location; (v) date of hire; (vi) exempt/non‑exempt status for wage and hour purposes; (vii) employment status (i.e., whether full-time, temporary, leased, etc.); (viii) active or inactive status (including type of leave and estimated duration, if any); (ix) average number of hours worked per week; (x) accrued but unused vacation; (xi) annual base salary or hourly wage rate (or other compensation arrangement) and target bonus/commission for the current year and (xii) equity, incentive or other similar compensation.
(g)    Except as set forth on Company Disclosure Schedule 2.21(g)(i), all Business Employees are “employees at will” and no such employee is subject to any employment contract with any Company Entity or the Seller or its Affiliates. Except for the obligation to pay salary and provide accrued benefits or fees, as applicable, to the date of termination and to pay or provide benefits under the written terms of any Benefit Plan as set forth on Company Disclosure Schedule 2.21(g)(ii), including, but not limited to, severance payments under the written terms of any Benefit Plan, neither the Buyer nor any of its Affiliates (including after the Closing Date, the Company Entities) is reasonably expected to incur any liability or obligation in connection with the termination of any Business Employee.
2.22    ERISA; Compensation; Benefit Plans.

(a)    Company Disclosure Schedule 2.22(a) sets forth a true and complete list of each material Benefit Plan and separately identifies each Company Plan (provided that the Seller shall not be required to list out any individual independent contractor or consulting agreement entered into with a natural person), and with respect to each such Benefit Plan, the following has been made available to the Buyer: (i) where such plan has been reduced to writing, the current plan documents (including all amendments and modifications thereof); (ii) where such plan has not been reduced to writing, a written summary of material terms thereof; (iii) where applicable, any trust agreements or other funding arrangements and all other related documents; (iv) the most recent summary plan description; (v) the most recent U.S. Internal Revenue Service determination, opinion or advisory letter or other governmental determination that such Company Plan is tax-qualified in the applicable jurisdiction; (vi) the three most recent Form 5500 filings applicable to such Company Plan and/or, as applicable, any annual reports required to be filed with a Governmental Authority in a non-U.S. jurisdiction with respect to such Company Plan, in each case, together with all schedules and financial statements attached thereto; and (vii) all material notices, letters or other correspondence from the Internal Revenue Service, Department of Labor, Pension Benefit Guaranty Corporation or any other Governmental Authority relating to any action, claim, proceeding or investigation of any nature with respect to such Company Plan. Except as set forth on Company Disclosure Schedule 2.22(b), within the past six years: (i) each Benefit Plan (and each related trust, insurance contract or fund) has been established, operated, maintained, contributed to, funded and administered in all material respects in accordance with its terms, ERISA, the Code and/or all other applicable Laws; (ii) no breach of fiduciary duty has occurred with respect to any Benefit Plan for which any Company Entity would have any direct, indirect or contingent material liability; (iii) no non-exempt prohibited transaction (within the meaning of Section 4975(c) of the Code or Section 406 of ERISA) has occurred with respect to any Benefit Plan for which for which any Company Entity would have any direct, indirect or contingent material liability; (iv) no Benefit Plan has been subject to any audit, investigation or examination by any Governmental Authority and no such actions are pending or, to the Knowledge of the Company, threatened with respect to any Benefit Plan; (v) no Benefit Plan has been the subject of an application or filing under, or is a participant in, an amnesty, voluntary compliance, self-correction or similar program sponsored by any Governmental Authority; (vi) there is no pending, or to the Knowledge of the Company, threatened, action, suit, proceeding, hearing or claim relating to any Benefit Plan (other than routine claims for benefits); and (vii)  with respect to each Benefit Plan, the Seller, its Affiliates and/or the Company Entities have made or accrued all material contributions and payments required by the terms of such Benefit Plan or applicable Laws. Except as would not result in a material liability for the Company Entities, each individual who is or was classified as an independent contractor has been properly classified for purposes of participation and benefit accrual under each Benefit Plan. Each Company Entity is in compliance in all material respects with the applicable requirements of the Patient Protection and Affordable Care Act, as amended, and including any guidance issued thereunder.
(a)    Each Benefit Plan that is intended to be qualified under Section 401(a) of the Code utilizes a prototype form of plan document and the prototype plan sponsor has received a favorable opinion or advisory letter from the IRS upon which the Company Entities may rely as to its qualified status and each trust related thereto is tax exempt. No such opinion or advisory letter or trust exempt status has been adversely affected, revoked or not issued or reissued and, to the Knowledge of the Company, no such action has been threatened and no fact exists indicating that

(i) any such opinion or advisory letter and trust exempt status would be adversely affected, revoked or not issued or reissued or (ii) would reasonably be expected to result in liability to the Company Entities relating to the qualified status of any Benefit Plan.
(b)    Except as set forth on Company Disclosure Schedule 2.22(c), no Company Entity has any direct, indirect or contingent liability under or with respect to any plan that is or was: (i) a “multiemployer plan” as defined in Section 3(37) or 4001(a)(3) of ERISA, (ii) a “defined benefit plan” (as defined in Section 3(35) of ERISA) or any other plan that is or was subject to Title IV of ERISA, Part 3 of Title I of ERISA or Section 412 of the Code, or (iii) any “multiple employer plan” as defined in ERISA or the Code. Except as set forth on Company Disclosure Schedule 2.22(c), no Benefit Plan provides, the Company Entities do not have any liability to provide, and no Company Entity has represented, promised or contracted to provide post-termination benefits or post-retirement health or life insurance other than as required by Part 6 of Subtitle B of Title I of ERISA, Section 4980B of the Code or other applicable Law. No Company Entity has any liability (whether or not assessed) under Section 4980D or 4980H of the Code. No Company Entity has any material ERISA Affiliate Liability.
(c)    Except as set forth on Company Disclosure Schedule 2.22(d), neither the execution and delivery of this Agreement nor the consummation of the Transactions contemplated hereby (either alone or in conjunction with any other event) will (i) give rise to any material liability under any Benefit Plan or result in any material payment becoming due to any Business Employee or Business Service Provider; (ii) accelerate the time of payment or vesting of any material benefits under any Benefit Plan; (iii) materially increase the amount of compensation or benefits due to any individual under any Benefit Plan; (iv) result in the acceleration of, trigger or materially increase the funding obligation under any Benefit Plan; (v) result in any loan forgiveness to any individual, (vi) result in the payment or provision of any amount or benefit that would constitute an “excess parachute payment,” as defined in Section 280G(b)(1) of the Code; (vii) limit or restrict the right of any Company Entity to merge, amend or terminate any Benefit Plan; or (viii) require a “gross-up” to any “disqualified individual” within the meaning of Section 280G(c) of the Code.
(d)    Each Benefit Plan that is subject to Section 409A of the Code has been administered in compliance with its terms and in all material respects with the requirements of Section 409A of the Code and all applicable regulatory guidance (including notices, rulings and proposed and final regulations) thereunder. No payment to be made under any Benefit Plan is, or to the Knowledge of the Company, will be, subject to the penalties of Section 409A(a)(1) of the Code. None of the Company Entities has any obligation to “gross-up” or otherwise indemnify any individual for the imposition of the excise Tax under Section 4999 of the Code or under Section 409A of the Code.
(e)    With respect to each Benefit Plan that is subject to the applicable Law of a jurisdiction other than the United States (whether or not United States Law also applies) or primarily for the benefit of Business Employee or Business Service Providers who reside or work primarily outside of the United States (each, a “Foreign Plan”): (i) each Foreign Plan required to be registered or intended to meet certain regulatory or requirements for favorable tax treatment has been timely and properly registered and has been maintained in good standing with the applicable regulatory authorities and requirements; (ii) no Foreign Plan is a defined benefit plan (as defined in ERISA, whether or not subject to ERISA); (iii) each Foreign Plan that is required to be funded is funded in accordance with the requirements of applicable Law; and (iv) the Company is not proposing to and is not under an obligation to introduce or vary any Foreign Plan.
Notwithstanding anything to the contrary contained in this Agreement, the representations and warranties in this Section 2.22 shall be the sole representations and warranties of the Company Entities with respect to matters relating to Benefit Plans.
2.23    Environmental Laws. Except as set forth on Company Disclosure Schedule 2.23:
(a)    The operations of the Company Entities have at all times been and are being conducted in compliance, in all material respects, with all applicable Environmental Laws.
(b)    The Company Entities have obtained all material permits, licenses and authorizations required under applicable Environmental Laws, and the operations of the Company Entities comply materially with the terms and conditions of such required permits, licenses and authorizations.
(c)    There are no pending or, to the Knowledge of the Company, threatened Environmental Claims against any of the Company Entities.
(d)    None of the Company Entities has received any written notification, demand, subpoena or inquiry alleging any Company Entity is not in compliance with any Environmental Laws.
Notwithstanding anything to the contrary contained in this Agreement, the representations and warranties in this Section 2.23 shall be the sole representations and warranties of the Company Entities with respect to matters relating to environmental matters.
2.24    Insurance. Company Disclosure Schedule 2.24(a) sets forth a true and complete list of all material insurance policies with respect to the assets, properties or business of the Company Entities (the “Insurance Policies”). The Company Entities comply in all material respects with the terms of such Insurance Policies. Such Insurance Policies are in full force and effect and are valid and binding in accordance with their terms. Except as disclosed on Company Disclosure Schedule 2.24(b), as of the date of this Agreement, there are no material claims pending under any such Insurance Policy as to which the respective insurers have denied or disputed coverage. All premiums due to date under such policies have been paid and no Company Entity is in default in any material respect under any such Insurance Policy. No written notice of cancellation or termination has been received by the Company Entities with respect to any of the Insurance Policies.
2.25    No Material Undisclosed Liabilities. Except as disclosed on Company Disclosure Schedule 2.25, no Company Entity has any liability, contingent or otherwise, that is required by GAAP to be reflected or reserved against in the Financial Statements other than (a) liabilities that were incurred in the ordinary course of business consistent with past practice since the Reference Date, (b) the Seller’s Expenses; (c) liabilities incurred in connection with this Agreement, the

Transaction Documents, and the transactions contemplated hereby and thereby, and (d) liabilities that, individually or in the aggregate, are not material in amount.
2.26    Affiliate Transactions. Except for the organizational documents, employment relationships and the payment of compensation and benefits in the ordinary course of business consistent with past practice, the Seller’s Expenses, and except as otherwise disclosed on Company Disclosure Schedule 2.26, (a) no Company Entity is a party to any agreement or contract with any director, officer or Affiliate of the Company Entities (a “Related Party”), (b) no Related Party owns any property, tangible or intangible, which is used by the Company Entities to conduct its business, and (c) no Related Party owes any money to, or is owed any money by, the Company Entities (excluding advances for business expenses to employees in the ordinary course of business consistent with past practice and customer agreements in the ordinary course of business consistent with past practice).
2.27    Sufficiency of Assets. Except as set forth on Company Disclosure Schedule 2.27, the rights, property and assets currently owned, leased or licensed by the Company Entities, together with the services to be provided to the Company Entities pursuant to the Services Agreements, constitute all of the material rights, property and assets necessary to conduct the business of the Company Entities as currently conducted.
2.28    Brokers. Except as set forth on Company Disclosure Schedule 2.28, the Company Entities have no obligation to pay any broker’s fee, finder’s fee or commission in connection with the consummation of the Transactions as a result of any agreement of the Company Entities.
2.29    Unclaimed Property. Except as set forth on Company Disclosure Schedule 2.29, the Company Entities are not liable for any material amounts under any escheat, unclaimed property or similar Law.
ARTICLE III
REPRESENTATIONS AND WARRANTIES CONCERNING THE SELLER
Except as set forth on the Seller Disclosure Schedules, the Seller hereby represents and warrants to the Buyer as of the date hereof and as of the Closing Date as follows:
3.1    Title. As of the date hereof and immediately prior to the Reorganization, the Seller owns, beneficially and of record all of the issued and outstanding securities of the Company, free and clear of all Liens (other than Permitted Liens).
3.2    Organization, Power and Standing. The Seller is an entity duly organized, validly existing and in good standing under the Laws of its jurisdiction of incorporation, and has all requisite corporate power to own, lease and operate its properties and to carry on its business as it is now conducted.
3.3    No Conflict. Except as set forth on Seller Disclosure Schedule 3.3, the execution, delivery and performance of this Agreement and the Transaction Documents by the Seller does not and will not result in any violation of, be in conflict with or constitute a default under (a) the organizational documents of the Seller, (b) any Law, or (c) any contract to which the Seller is a party or by which the Seller is bound, except in the case of clauses (b) and (c), for such violations, conflicts or defaults that would not materially delay or materially impair the Seller’s ability to consummate the Transactions.
3.4    Consents and Approvals. Except as set forth on Seller Disclosure Schedule 3.4 and except for applicable filings and approvals under the HSR Act, no consent, order, approval, authorization, declaration or filing from or with any Governmental Authority or third party is required on the part of the Seller for the execution, delivery and performance of this Agreement or any Transaction Document to which Seller is a party or for the consummation of the Transactions.
3.5    Validity and Enforceability. The Seller has the corporate power and authority to execute and deliver and to carry out the terms of this Agreement and the Transaction Documents to which it is a party and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance by the Seller of this Agreement and each Transaction Document to which it is a party, and the consummation of the transactions contemplated hereby and thereby, have been duly authorized by all requisite corporate action on the part of the Seller and this Agreement and each Transaction Document to which the Seller is or will be a party has been duly executed and delivered by the Seller and constitutes the valid, legal and binding obligation of the Seller, enforceable against the Seller in accordance with its terms, except as limited by the Remedies Exception.
3.6    Brokers. Except as set forth on Seller Disclosure Schedule 3.6, there is no obligation to pay any broker’s fee, finder’s fee or commission in connection with the consummation of the Transactions as a result of any agreement of the Seller.
3.7    No Litigation. There is no legal proceeding pending or, to the Knowledge of the Seller, threatened against the Seller or any of its Affiliates (other than the Company Entities) that challenges the validity of this Agreement or the Transaction Documents contemplated hereby or that would materially impair the Seller’s ability to consummate the Transactions.
3.8    Independent Investigation. The Seller acknowledges and agrees that: (a) in making its decision to enter into this Agreement and to consummate the Transactions, the Seller has relied solely upon its own investigation and the express representations and warranties of the Buyer set forth in Article IV of this Agreement, and (b) neither the Buyer nor any other Person has made or is making any other express or implied representation or warranty, either written or oral, as to the Buyer, any Affiliate of the Buyer or this Agreement, except as expressly set forth in Article IV of this Agreement. The Seller disclaims reliance upon any statements made by the Buyer or any of its directors, officers, employees, agents or representatives regarding the Buyer, except as expressly set forth in this Agreement or in the Transaction Documents. Notwithstanding anything to the contrary in this Agreement, nothing in this Section 3.8 or elsewhere in this Agreement, express or implied, shall limit the Seller’s right to bring a claim against a Person for fraud by such Person in making any representation or warranty under this Agreement.

3.9    Services. As of the Closing Date, Seller will have the requisite power and authority to enter into and perform its duties and obligations under the Services Agreements.
ARTICLE IV
REPRESENTATIONS AND WARRANTIES CONCERNING THE BUYER
Except as set forth on the Buyer Disclosure Schedules, the Buyer hereby represents and warrants to the Company Entities and the Seller as of the date hereof and as of the Closing Date as follows:
4.1    Organization, Power and Standing. The Buyer is an entity duly organized, validly existing and in good standing under the Laws of its jurisdiction of formation, and has all requisite corporate or similar entity power to own, lease and operate its properties and to carry on its business as it is now conducted.
4.2    No Conflict. The execution, delivery and performance of this Agreement and the Transaction Documents by the Buyer does not and will not result in any violation of, be in conflict with or constitute a default under (a) the organizational documents of the Buyer, (b) any Law, or (c) any contract to which the Buyer is a party or by which the Buyer is bound, except in the case of clauses (b) and (c), for such violations, conflicts or defaults that would not materially delay or materially impair the Buyer’s ability to consummate the Transactions.
4.3    Consents and Approvals. Except as set forth on Buyer Disclosure Schedule 4.3 and except for applicable filings and approvals under the HSR Act, no consent, order, approval, authorization, declaration or filing from or with any Governmental Authority or third party is required on the part of the Buyer for the execution, delivery and performance of this Agreement or any Transaction Document to which Buyer is a party or for the consummation of the Transactions.
4.4    Validity and Enforceability. The Buyer has the corporate or similar entity power and authority to execute and deliver and to carry out the terms of this Agreement and the Transaction Documents to which it is a party and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance by the Buyer of this Agreement and each Transaction Document to which it is a party, and the consummation of the transactions contemplated hereby and thereby, have been duly authorized by all requisite corporate or similar entity action on the part of the Buyer and this Agreement and each Transaction Document to which the Buyer is or will be a party has been duly executed and delivered by the Buyer and constitutes the valid, legal and binding obligation of the Buyer, enforceable against the Buyer in accordance with its terms, except as limited by the Remedies Exception.
4.5    Brokers. Except as set forth on Buyer Disclosure Schedule 4.5, there is no obligation to pay any broker’s fee, finder’s fee or commission in connection with the consummation of the Transactions as a result of any agreement of the Buyer.
4.6    Financing. The Buyer has received (i) one or more executed commitment letters and fee letters, as applicable, from the parties identified therein (the “Debt Financing Sources”)

committing, subject to the terms and conditions set forth therein, to provide debt financing to such Persons as set forth therein (such commitment letters, the “Debt Commitment Letter,” and the debt financing committed pursuant to the Debt Commitment Letter, the “Debt Financing”), (ii) an executed commitment letter from CDIB Capital Global Opportunities Fund L.P. and CDIB Capital Investment I, Limited (together “CDIB”) committing, subject to the terms and conditions set forth therein, to provide financing to such Persons as set forth therein (the “CDIB Commitment Letter”, and the financing committed pursuant to the CDIB Commitment Letter, the “CDIB Financing”), and (iii) executed commitment letters from the parties identified therein committing, subject to the terms and conditions set forth therein, to provide the equity financing to such Persons as set forth therein (such commitment letters, the “Equity Commitment Letters” and, together with the Debt Commitment Letter and the CDIB Commitment Letter, the “Commitment Letters,” and the equity financing committed pursuant to the Equity Commitment Letters, the “Equity Financing” and, together with the Debt Financing and the CDIB Financing, the “Financing” or the “Commitments”). A copy (with only fee amounts, percentages, pricing caps, “market flex” provisions and other economic, numeric or commercially sensitive terms, none of which adversely affect the amount or the availability of or impose additional conditions on the availability of Debt Financing at the Closing, have been redacted) of the Debt Commitment Letter and a copy of the Equity Commitment Letters and the CDIB Commitment Letter, in each case, as in effect on the date hereof, are attached hereto as Buyer Disclosure Schedule 4.6(a) and Buyer Disclosure Schedule 4.6(b), respectively. Each Commitment Letter has been duly executed by the Buyer and, to the Knowledge of the Buyer, each other Person party thereto, and, as of the date hereof, each Commitment Letter is in full force and effect and constitutes the valid and binding obligation of the Buyer and, to the Knowledge of the Buyer, each other Person party thereto, except as enforceability may be limited by the Remedies Exceptions. Assuming no breach of any representation, warranty, covenant, or agreement by any of the Company Entities or the Seller hereunder, no event has occurred which, with or without notice, lapse of time or both, would constitute a default or breach on the part of the Buyer under either Commitment Letter and the Buyer has no reason to believe any of the conditions set forth in or contemplated by the Commitment Letters will not be satisfied or that the Financing will not be made available to the Buyer on the Closing Date. Other than the Commitment Letters, certain arrangements involving fees and expenses of the Financing Sources and any customary confidentiality and/or non-disclosure agreement, there are no agreements, side letters or other written arrangements relating to the Commitment Letters that could adversely affect the amount or the availability of or impose additional conditions on the availability of the Financing. Buyer has paid (or caused to be paid) in full any and all commitment fees or other fees or expenses required to be paid pursuant to the terms of the Commitment Letters on or before the date of this Agreement.
4.7    No Litigation. There is no legal proceeding pending or, to the Knowledge of the Buyer, threatened against the Buyer that challenges the validity of this Agreement or the Transaction Documents or that would be reasonably be likely to materially impair the Buyer’s ability to consummate the Transactions.
4.8    Solvency. Assuming (i) the accuracy of the representations and warranties in Article II and Article III, (ii) satisfaction of the conditions to the Buyer’s obligation to consummate the Transactions, after giving effect to the Transactions, including the Financing, any alternative financing and the payment of all amounts required to be paid in connection with the Transactions and the payment of all related fees and expenses and (iii) the estimates, projections or forecasts provided by the Seller or its Affiliates to the Buyer and its Affiliates prior to the date hereof have been prepared in good faith based on assumptions that were and continue to be reasonable as of the date hereof and through the Closing, the Buyer and the Company Entities will be Solvent immediately after the consummation of the Transactions. For the purposes of this Agreement, the term “Solvent” when used with respect to any Person, shall mean that, as of any date of determination, (i) the amount of the “fair saleable value” of the assets of such Person will, as of such date, exceed the sum of the value of all “liabilities of such Person, including contingent liabilities” as of such date, and the capital of such Person as computed in accordance with applicable Law as of such date, as such quoted terms are generally determined in accordance with applicable Laws governing determinations of the insolvency of debtors, (ii) such Person will not have, as of such date, an unreasonably small amount of capital for the operation of the businesses in which it is engaged or proposed to be engaged following such date, and (iii) such Person will be able to pay its liabilities, including contingent liabilities, as they mature. For purposes of this definition, “not have an unreasonably small amount of capital for the operation of the businesses in which it is engaged or proposed to be engaged” and “able to pay its liabilities, including contingent liabilities, as they mature” mean that such Person will be able to generate enough cash from operations, asset dispositions or refinancing, or a combination thereof, to meet its obligations as they become due.
4.9    Investment Representations.
(a)    The Purchased Securities are being acquired by the Buyer solely for the Buyer’s own account, for investment purposes only and with no present intention of distributing, selling or otherwise disposing of them in connection with a distribution in violation of the Securities Act of 1933.
(b)    The Buyer has such knowledge and experience in financial and business matters that the Buyer is capable of evaluating the merits and risks of the proposed investment in the Purchased Securities.
(c)    The Buyer understands that the Purchased Securities may not be sold, transferred or otherwise disposed of by it without registration under the Securities Act of 1933, and any applicable state securities Laws, or an exemption therefrom, and that in the absence of an effective registration statement covering such Purchased Securities or an available exemption from registration, such Purchased Securities may be required to be held indefinitely.
4.10    No Other Agreements. Except for the agreements expressly contemplated hereby, none of the Buyer or any of its Affiliates has any other agreements, arrangements or understandings with any director, officer, employee or Affiliate of the Company Entities in respect of the Transactions or otherwise.
4.11    Independent Investigation. The Buyer is a sophisticated purchaser and acknowledges and agrees that it has conducted its own independent investigation, review and analysis of, and based thereon has formed an independent judgment concerning, the business, results of operations, prospects, condition (financial or otherwise) and assets of the Company Entities, and acknowledges that it has been provided reasonable access to the personnel, properties, assets, premises, books and records, and other documents and data of the Company Entities for such purpose. The Buyer acknowledges and agrees that: (a) in making its decision to enter into this Agreement and to consummate the Transactions, the Buyer has relied solely upon its own investigation and the express representations and warranties of the Company Entities and the Seller set forth in Article II and Article III of this Agreement, and (b) none of the Seller, the Company Entities or any other Person has made or is making any other express or implied representation or warranty, either written or oral, as to the Seller, the Company Entities, any Affiliate of the Seller or the Company Entities or this Agreement, except as expressly set forth in Article II and Article III of this Agreement. The Buyer disclaims reliance upon any statements made by the Seller, the Company Entities or their respective directors, officers, employees, agents or representatives regarding the Company Entities or the business of the Company Entities, except as expressly set forth in this Agreement or in the Transaction Documents. Notwithstanding anything to the contrary in this Agreement, nothing in this Section 4.11 or elsewhere in this Agreement, express or implied, shall limit the Buyer’s right to bring a claim against a Person for fraud by such Person in making any representation or warranty under this Agreement.
ARTICLE V
COVENANTS
5.1    Access to Information; Confidentiality.
(a)    If reasonably requested in writing by the Buyer, from the date of this Agreement until the Closing Date or the earlier termination of this Agreement, the Company shall permit the Buyer and its representatives reasonable non-intrusive access, upon reasonable prior written notice and during normal business hours, to  the properties, personnel, assets, books and records, contracts and agreements of the Company Entities and shall furnish the Buyer and its representatives with such information and operating data concerning the Company Entities as the Buyer may reasonably request; provided, that any such investigation shall at all times be managed by and conducted through those representatives of the Seller identified in writing by the Seller, and shall be subject to such additional limitations as the Seller may reasonably require to prevent (i) the disruption of the business of the Company Entities, (ii) the disclosure of any confidential or legally privileged information, (iii) upon the advice of legal counsel, the disclosure of any information that would reasonably be expected to cause significant competitive harm to the Seller, the Company Entities and their respective business if the Transactions are not consummated and/or (iv) the disclosure or use of any personal information other than in compliance with applicable privacy Laws. Prior to the Closing, without the prior written consent of the Seller (not to be unreasonably withheld, conditioned or delayed), the Buyer shall not contact any suppliers to, or customers of, or any other Person with a business relationship with the Company Entities (except in the ordinary course of business wholly unrelated to the Company Entities, the Seller and the Transactions). Notwithstanding the foregoing, the Seller shall cause the Company to cooperate, assist and arrange for the Buyer to have the opportunity to meet, in person or telephonically, with the suppliers and such other Persons having a material business relationship with the Company Entities, as the Buyer may reasonably request; provided, however, that the Buyer shall only contact any such Person (A) with the prior written consent of Seller (which consent shall not be unreasonably withheld, conditioned or delayed) and (B) after giving reasonably sufficient notice to the Company to allow a designated representative of the Company to participate in any such meeting (whether conducted in person, by telephone or otherwise) with such Person.
(b)    The Buyer and the Seller each expressly acknowledge and agree that this Agreement and the other Transaction Documents and their respective terms and all information, whether written or oral, furnished by either party to the other party or any Affiliate of such other party, in connection with the negotiation of this Agreement or the other Transaction Documents or pursuant to this Section 5.1 (“Confidential Information”) shall be treated as “confidential information” and shall be kept on a confidential basis for so long as such information is retained; provided that the terms of this Agreement or the other Transaction Documents may be disclosed (i) to any potential investors of the Buyer, the Seller or their Affiliates or a Company Entity, (ii) to the professional advisers and/or, with Seller’s prior consent (not to be unreasonably withheld, conditioned or delayed) potential financing sources of the Buyer and its Affiliates, or (iii) as may be required by Law.  The party making any disclosure pursuant to the above will ensure that the recipient is contractually obligated to treat the information disclosed as confidential information of the disclosing party pursuant to a written non-disclosure agreement. If the Seller, the Buyer or their respective Affiliates are required to disclose any such Confidential Information pursuant to this Section 5.1(b), the Seller, the Buyer or their respective Affiliates, as applicable, shall, to the extent reasonably practicable and permitted by applicable Law, notify the other party prior to such disclosure and shall disclose only that portion of such information which the other party or its Affiliates, as applicable, is advised by counsel is legally required to be disclosed; provided that the disclosing party or its Affiliates, as applicable, shall use commercially reasonable efforts to obtain an appropriate protective order or other reasonable assurance that confidential treatment will be afforded such information (at the other Party’s expense). Nothing in this Section shall affect, limit or restrict the rights and obligations of either Seller or any of its Affiliates under this Agreement or any of the other Transaction Documents. The confidentiality agreement between OpCapita LLP and Seller dated October 2, 2017 shall terminate as of the Closing.
5.2    Conduct of Business. From the date of this Agreement until the Closing Date or the earlier termination of this Agreement, except as set forth on Schedule 5.2, as otherwise contemplated by this Agreement or required by any Law or as consented to in writing by the Buyer (which consent will not be unreasonably withheld, delayed or conditioned), the Company Entities shall comply with the following covenants:
(a)    Required Actions. Except in connection with the Reorganization, the Company Entities shall, and shall cause each Subsidiary to:
(i)    maintain its legal existence;
(ii)    conduct its business only in the ordinary course of business consistent with past practice and in material compliance with all applicable Laws;

(iii)    use commercially reasonable efforts to preserve intact, in all material respects, the respective current business organizations, including keeping available the services of current officers and management-level employees of the Company Entities;
(iv)    use commercially reasonable efforts to preserve the present relationships and goodwill with Governmental Authorities, customers, suppliers and other Persons having business relationships with the Company Entities; and
(v)    to the extent reasonably practicable, distribute and/or transfer Company Cash to the Seller or its Affiliates (other than to a Company Entity).
(b)    Prohibited Actions. Except as contemplated by the Reorganization, the Company shall not, and shall not permit any of its Subsidiaries to do any of the following:
(i)    effect any change to the organizational documents of any Company Entity;
(ii)    redeem any equity securities of any Company Entity;
(iii)    acquire, lease, license or dispose of any material properties or assets, except in the ordinary course of business consistent with past practice or as contemplated by Section 5.14;
(iv)    subject any of its properties or assets to any Lien, other than Permitted Liens;
(v)    issue, authorize, deliver, grant or transfer, pledge, encumber or sell, any equity securities of, or any options, warrants, convertible or exchangeable securities or other rights to acquire equity securities of, the Company Entities, except as contemplated by Section 5.13 or in connection with the Existing Credit Facilities;
(vi)    adopt a plan or agreement of liquidation, dissolution, restructuring or other reorganization;
(vii)    enter into any commitment for capital expenditures of a Company Entity in excess of $1,000,000 in the aggregate;
(viii)    enter into any labor or collective bargaining or similar agreement;
(ix)    modify or amend or waive any right in respect of, in any material respect, or cancel or terminate, any Material Contract, other than in the ordinary course of business consistent with past practice;
(x)    enter into any new line of business;
(xi)    enter into any merger or consolidation with any person, or acquire any securities or make any investment in any other person, including any corporation,

partnership, limited liability company, other business organization or division thereof or any assets;
(xii)    make any material change in its Tax or accounting practices, other than any change required by GAAP or Law;
(xiii)    amend any material Tax Return, change any material election in respect of Taxes, enter into any material closing agreement or settlement of any material claim or assessment in respect of Taxes, apply for any extension of time to file any Tax Return (other than an automatic extension of time) or an extension of time to pay any Tax (other than an automatic extension of time), extend or waive the limitation period applicable to any material claim or assessment in respect of Taxes, waive any entitlement to any material Tax refund or credit, apply for any Tax ruling or agreement with any Governmental Authority;
(xiv)    acquire any business or any division thereof, whether by merger, consolidation, purchase of assets or equity interests or any other manner;
(xv)    fail to maintain in full force and effect, insurance policies covering Company Entities and their respective properties, businesses, assets and operations in a form and amount consistent with past practice;
(xvi)    make or promise any increase in the compensation of any Business Employee or Business Service Provider, other than, with respect to (A) employees at or below the level of Vice President, and (B) Business Service Providers with annual compensation less than $75,000 per year, in each case, routine increases in cash compensation in the ordinary course of business and consistent with past practice, or as required by the written terms of any existing employment agreement or Benefit Plan;
(xvii)    make, promise or enter into any agreement to provide any bonus, severance, incentive, retention, change of control or other similar payment to any Business Employee or Business Service Provider, other than with respect to any bonus or severance payment required to be made in accordance with the written terms of any existing Benefit Plan; provided that, in each case, prior to the Closing but effective as of the Closing, the Company Entities shall make an offer of employment to each of the Offer Employees;
(xviii)    create or adopt any new Benefit Plan for the benefit of any Business Employee or Business Service Provider, or make any material change to or terminate any existing Benefit Plan (or any funding arrangement with respect to any Benefit Plan), other than as required by Law; provided that, in each case, prior to the Closing but effective as of the Closing, the Company Entities shall make an offer of employment to each of the Offer Employees;
(xix)    grant, announce or promise any equity or equity-based compensation to any Business Employee or Business Service Provider;
(xx)    hire, promote or change the title of any officer of any Company Entity;

(xxi)    fund or accelerate the vesting or payment of, any compensation or benefits under any existing Benefit Plan, except as required by the written terms of such Benefit Plan or applicable Law;
(xxii)    make any loan or advances to any Person, other than in the ordinary course of business consistent with past practice;
(xxiii)    combine, redeem, reclassify or otherwise acquire, directly or indirectly, any equity securities of any Company Entity, or make any changes in the capital structure of any Company Entity;
(xxiv)    pay, discharge, settle or compromise any legal proceeding, involving aggregate payments in excess of $500,000; or
(xxv)    agree to do any of the foregoing.
Notwithstanding anything to the contrary contained herein, nothing contained in this Agreement will give the Buyer, directly or indirectly, rights to control of direct the business or operations of the Company Entities prior to the Closing. Prior to the Closing, the Company Entities will exercise, consistent with the terms and conditions of this Agreement, control of their respective business and operations, subject to the terms of this Section 5.2.
5.3    Exclusivity. From the date of this Agreement until the Closing Date or the earlier termination of this Agreement, the Seller and the Company shall not, and shall not authorize or permit any of its Affiliates or authorized representatives to, directly or indirectly, (a) solicit, encourage or facilitate any competing offers for the acquisition of the Company Entities, or the sale of all or any substantial portion of the assets or business of the Company Entities, whether by merger, consolidation, sale of assets or securities or any other form of transaction (an “Alternate Transaction”), (b) enter into any discussions with or negotiate with respect to any unsolicited offer or indication of interest with respect to any such Alternate Transaction, or (c) provide confidential information to any potential buyer in connection with any such Alternate Transaction. From the date of this Agreement until the Closing Date or earlier termination of this Agreement, the Seller will not sell or otherwise transfer, or grant any option to purchase, any of the Purchased Securities to a third party.
5.4    Third Party Consents and Governmental Approvals. From the date of this Agreement until the Closing Date or the earlier termination of this Agreement:
(a)    The Buyer and the Seller shall cooperate and use commercially reasonable efforts to obtain all third-party consents which are listed on Schedule 5.4, as promptly as practicable; provided that the costs and expenses associated therewith shall be borne by the Buyer and the Seller pursuant to the agreed cost sharing arrangements set out in the Services Agreements (and for such purposes the term “Upfront Transition Costs” as defined in the Services Agreements shall be construed as including not only any upfront costs required to enable the delivery of the Services (as defined in the Services Agreements) but also such other costs as may be incurred to obtain any other third party consent listed on Schedule 5.4); provided, further that the Seller shall not be required to obtain specific third-party consents in connection with the performance of its duties and obligations under the Services Agreements and rather it shall be entitled to seek such consents or to enter into such third party arrangements as it deems necessary in order for it to satisfy its obligations under the Services Agreements.
(b)    Each party shall cooperate and use commercially reasonable efforts to file, as promptly as practicable after the date of this Agreement, all notices, reports and other documents required to be filed by such party with any Governmental Authority with respect to the Transactions and to submit promptly any additional information requested by any such Governmental Authority. Without limiting the generality of the foregoing, the Buyer and the Seller shall, within ten Business Days following the date of execution of this Agreement, make or cause to be made any and all required filings under the HSR Act (and will request early termination of the waiting period required under the HSR Act). The parties agree to cooperate and respond as promptly as practicable to inquiries or requests for information received from the Federal Trade Commission, Department of Justice or any other Governmental Authority in connection with any such filings. Each of the Buyer and the Seller shall (A) give the other party prompt notice of the commencement of any antitrust legal proceeding by or before any Governmental Authority with respect to the Transactions, (B) keep the other party informed as to the status of any such legal proceeding and (C) promptly inform the other party of any substantive communication to or from any Governmental Authority regarding the Transactions and, subject to applicable Law, permit the other party to review in advance any proposed substantive written communication to any of the foregoing. The Buyer and the Seller will consult and cooperate with one another, and will consider in good faith the views of one another, in connection with any analysis, appearance, presentation, memorandum, brief, argument, opinion or proposal made or submitted in connection with any antitrust legal proceeding relating to the Transactions; provided, that the final determination as to the appropriate course of action shall be made by the Buyer so long such action does not impose any additional Liability on the part of the Seller or its Affiliates. In addition, except as may be prohibited by any Governmental Authority or by any Law and except as may be reasonably required by a party to protect such party’s confidential information, in connection with any antitrust legal proceeding relating to the Transactions, each of the Buyer and the Seller will permit authorized representatives of the other party to be present at each meeting or conference with a Governmental Authority relating to any such legal proceeding and to have access to and be consulted in advance in connection with any document, opinion or proposal made or submitted to any Governmental Authority in connection with any such legal proceeding. The Buyer and the Seller will use commercially reasonable efforts to remove any and all impediments or delays with Governmental Authorities, legal or otherwise, to the consummation of the Transactions; provided, that neither party shall be required to make any divestiture of any assets, business lines or companies. The Buyer will be responsible for the payment of all filing fees associated with the filings contemplated by this Section 5.4(b).
(c)    Until such date that the waiting period under the HSR Act applicable to the Transactions shall have expired or been terminated, the Buyer or the Seller will not, and will not permit any of its Affiliates to, take any action or consummate any transaction if the intent or reasonably anticipated consequence of such action or transaction would be to prohibit, delay or impair the parties from obtaining any approval or consent required by this Agreement.

5.5    Further Assurances. From the date of this Agreement until the Closing Date or the earlier termination of this Agreement, the parties agree to act in good faith and use commercially reasonable efforts to satisfy the conditions specified in this Agreement necessary to consummate the Transactions.
5.6     Wrong Pockets. Following the Closing, if either the Buyer or the Seller becomes aware: (a) of any Intellectual Property rights held by Seller or its Affiliates (but not the Company Entities) on the Closing Date that relate exclusively to or are necessary for the operation of the businesses of the Company Entities that were not transferred to the Buyer; or (b) that there are material contracts or assets to which the Seller or its Affiliates were a party on the Closing Date that relate exclusively to or are necessary for the operation of the businesses of the Company Entities (save in respect of those contracts or assets that are otherwise provided for, to the benefit of a Company Entity, in the Services Agreements), which were not transferred to the Buyer pursuant to the terms of this Agreement, but would have otherwise been transferred to the Buyer as part of this Agreement but for that fact that such contract or asset was not identified, discovered or located until after the date of this Agreement or inadvertently was not assigned (a “Later Discovered Asset”), such party shall promptly notify the other party and shall cooperate with the other party, including assisting with obtaining any necessary consents or authorizations, to use commercially reasonable efforts to cause such contract and/or asset to be transferred (at the expense of the party that is seeking the assets to be transferred to it), as soon as reasonably practicable thereafter to the Buyer, in the case of any such Intellectual Property right or Later Discovered Asset which was not transferred to the Buyer at or in connection with the Closing.
5.7    Tax Matters.
(a)    Consistent Tax Reporting.
(i)    The Seller shall file a consolidated federal income Tax Return that includes the Company and its U.S. Subsidiaries for the taxable period of such Company Entities that ends on the Closing Date, and the taxable year of such Company Entities will close for federal income Tax purposes at the end of the day on the Closing Date. No election under Code Sections 336(e) or 338 (relating to stock purchases treated as asset acquisitions) or under Reg. §1.1502-76(b)(2)(ii) or §1.1502-76(b)(2)(iii) (relating to ratable allocation elections) shall be made. The parties agree that the Seller’s Expenses and the payment of the Closing Indebtedness (including the acceleration of unamortized financing costs) are properly allocable to the portion of the Closing Date prior to the Closing, and accordingly the “next day rule” of Reg. §1.1502-76(b)(1)(ii)(B) is inapplicable. Each of the Buyer and the Seller shall cause the Company Entities not to engage in any transaction on the Closing Date outside the ordinary course of business consistent with past practice other than the Transactions.
(ii)    The Seller, the Company Entities and the Buyer acknowledge and agree that the pre-Closing sale of all the shares of Maurices Canada Stores Ltd. by Worldwide Retail Holdings BV to the Seller and contribution of such shares by the Seller to the Company shall be treated as a sale of all the shares of Maurices Canada Stores Ltd. by Worldwide Retail Holdings BV to the Seller in a taxable transaction described in Section 1001 of the

Code, followed by a contribution of such shares by the Seller to the Company in a transaction described in Section 351 of the Code. The parties shall file their Tax Returns in a manner consistent with such treatment.
(iii)    The Seller, the Company Entities and the Buyer shall (A) treat and report the Transactions in all respects consistently with the provisions of this Agreement for purposes of any federal, state, local or foreign Tax and (B) not take any actions or positions inconsistent with the obligations of the parties set forth herein.
(iv)    The Seller shall make, or cause to be made, an election under Treasury Regulations Section 1.1502-36(d)(6) to the full extent necessary to avoid any attribute reduction in the Company and its Subsidiaries pursuant to Treasury Regulations Section 1.1502-36(d). The Seller covenants and agrees to make, or cause to be made, the foregoing election at the time and in the manner specified Treasury Regulation Section 1.1502-36(e)(5), or the time and in the manner specified in any successor provision thereto. The Seller shall, and shall cause its Affiliates to, file their state and local Tax Returns in a manner corresponding to the manner specified for U.S. federal income Tax Returns in the prior two sentences.
(b)    Pre-Closing Tax Returns.
(i)    For Tax Returns of the Company Entities that do not relate to Combined Taxes for taxable periods ending on or before the Closing Date (“Pre-Closing Tax Periods”) and that are due after the Closing Date, (A) the Seller shall prepare or cause the Company Entities to prepare all such Tax Returns in a manner consistent with the past practice of the Company Entities, (i) except as otherwise required by applicable Law, and (ii) except that, to the extent permitted by applicable Law (x) net losses shown on any such foreign, state and local Tax Returns shall be carried back to a previous Pre-Closing Tax Period and not carried forward to subsequent taxable periods, and (y) the Company Entities shall request refunds of all overpaid Tax amounts shown on such Tax Returns rather than applying such overpayments to a subsequent taxable period, (B) the Seller shall submit such Tax Returns to the Buyer for its review, comment and consent (not to be unreasonably withheld, conditioned or delayed) at least ten Business Days prior to filing, (C) the Seller shall pay the amount of Tax due on any such Tax Return to the Company Entities no later than three Business Days prior to the time such Tax Return is due, provided that such amount shall be reduced by the amount of such Tax (if any) that was included in the calculation of the Closing Net Working Capital, as finally determined under Section 1.8, and (D) the Company Entities shall file or cause to be filed and shall pay or cause to be paid all Taxes shown as due on such Tax Returns to the applicable Governmental Authority.
(ii)    For Tax Returns of the Company Entities that do not relate to Combined Taxes for taxable periods that include but do not end on the Closing Date (“Straddle Periods”), (A) the Buyer shall prepare and file or cause the Company Entities to prepare and file all such Tax Returns, (B) all such Tax Returns shall be prepared in a manner consistent with the past practice of the Company Entities (i) except as otherwise required by applicable Law, and (ii) except that to the extent permitted by applicable Law

(x) net losses shown on any such foreign, state and local Tax Returns shall be carried back to a Pre-Closing Tax Period and not carried back to a subsequent taxable period, and (y) the Company Entities shall request refunds of all overpaid Tax amounts shown on such Tax Returns rather than applying such overpayments to a subsequent taxable period, so long as the amount of net loss to be carried back by the Company Entities and the amount of any refund of overpaid Tax amounts to be requested by the Company Entities with respect to such Tax Returns does not exceed the amount of net loss or refund, as applicable, that would be available with respect to such Tax Returns if the applicable Straddle Period ended on the Closing Date, using a “closing of the books” method, (C) the Buyer shall submit to the Seller such Tax Returns for its review, comment and consent (not to be unreasonably withheld, conditioned or delayed) at least ten Business Days prior to filing, and the Buyer shall make such revisions to such Tax Returns as are reasonably requested by the Seller, (D) the Seller shall pay to the Company Entities the amount of Tax shown as due on such Tax Return that is allocable to the portion of such Straddle Period ending on (and including) the Closing Date (as calculated in accordance with Section 5.7(b)(v)) no later than three Business Days prior to the time such Tax Return is due, provided that such amount shall be reduced by the amount of such Tax (if any) that was included in the calculation of the Closing Net Working Capital, as finally determined under Section 1.8 of this Agreement, and (E) the Buyer shall cause the Company Entities to pay all Taxes shown as due on such Tax Returns to the applicable Governmental Authority.
(iii)    The Company Entities shall not, and the Buyer shall not permit the Company Entities to, (A) amend or modify any Tax Return for any Pre-Closing Tax Period or Straddle Period or (B) extend the statute of limitations period in respect of any such Tax Return, in each case, without the prior written consent of the Seller, which consent will not be unreasonably withheld, delayed or conditioned.
(iv)    The Seller shall file or cause to be filed, when due (taking into account any extension of a required filing date), all Tax Returns that relate to Combined Taxes (including a consolidated federal income Tax Return that includes the Company and its U.S. Subsidiaries for the taxable period of such Company Entities ending on the close of business on the Closing Date) and timely pay all Taxes shown as due on such Tax Returns to the applicable Governmental Authority to the extent not paid at or before Closing or taken into account as a liability in computing the calculation of the Closing Net Working Capital.
(v)    For purposes of this Section 5.7, in the case of any Taxes that are imposed for a Straddle Period, the portion of such Tax allocable to the portion of such Tax period ending on (and including) the Closing Date shall (x) in the case of any Taxes other than gross receipts, sales or use Taxes and Taxes based upon or related to income, be deemed to be the amount of such Tax for the entire Tax period multiplied by a fraction the numerator of which is the number of days in the Tax period ending on and including the Closing Date and the denominator of which is the number of days in the entire Tax period, and (y) in the case of any gross receipts, sales or use Tax and any Tax based upon or related to income, be deemed equal to the amount which would be payable if the relevant Tax period ended on and included the Closing Date. For purposes of determining the amount of Taxes allocable to the portion of a Straddle Period that ends on (and includes) the Closing Date, when determining the amount of Taxes allocable to such portion of the Straddle Period that is attributable to income inclusions under Section 951 or 951A of the Code or income of any Company Entity which is fiscally transparent for Tax purposes, the taxable period of the applicable controlled foreign corporation or Company Entity shall be assumed to end on the Closing Date, using a “closing of the books” method.
(vi)    The Buyer, the Company Entities and the Seller shall cooperate fully, to the extent reasonably requested by another, in connection with the filing of Tax Returns pursuant to Section 5.7(b) or otherwise, and any audit, examination, litigation, or other administrative or judicial proceeding with respect to Taxes (a “Tax Contest”). Such cooperation shall include the retention and (upon another party’s request) the provision of records and information which are reasonably relevant to any such Tax Return filing or Tax Contest and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. Notwithstanding anything to the contrary in this Agreement, the Seller and its Affiliates shall not be required at any time to provide to the Buyer any right to access or to review any Tax Return or Tax work papers of the Seller, or any Affiliate of the Seller (excluding for avoidance of doubt, the Company Entities) that pertains to a Combined Tax or to a Tax imposed on the Seller or such Affiliate (other than any Tax Returns or Tax workpapers solely related to the Company Entities). In the event of any conflict between the provisions of this Section 5.7(b)(vi) and the provisions of Section 5.9, the provisions of this Section 5.7(b)(vi) shall control.
(c)    Tax Refunds.
(i)    All Tax refunds and overpayments relating to any Pre-Closing Tax Period or the pre-Closing portion of any Straddle Period (other than refunds or overpayments included in the calculation of the Closing Net Working Capital as finally determined under Section 1.8 of this Agreement), whether received in cash or credit or applied to a subsequent taxable period, shall be solely for the benefit of the Seller, and the Buyer shall cause the same to be paid promptly to the Seller within ten Business Days after the actual receipt or utilization thereof (net of any Taxes and other reasonable costs or expenses imposed on Buyer Indemnified Parties in respect of the receipt or utilization thereof or the making of the payment contemplated by this Section 5.7(c)). Any such payment to the Seller shall be treated as an adjustment to the Purchase Price. For this purpose, the amount of such refund or overpayment relating to the pre-Closing portion of a Straddle Period shall be computed in accordance with Section 5.7(b)(v). In the event any payment is made to the Seller pursuant to this Section 5.7 (including by way of setoff pursuant to Section 5.7(c)(iv) below) in respect of a refund or overpayment, which refund or overpayment is subsequently disallowed or denied by a Governmental Authority, the Seller shall promptly pay the Buyer an amount equal to such payment (plus any interest imposed by the Governmental Authority).
(ii)    For the purposes of the calculation any such Tax refunds or overpayments, a refund of Taxes attributable to GST/ HST shall be deemed to arise only if there is a positive number resulting from the formula “B - A” where “A” is the amount of

GST/ HST amounts payable to the Canada Revenue Agency by Maurices Inc. or Maurices Canada Stores Ltd. (as the case may be) for the particular reporting period and “B” is the amount of input tax credits available to Maurices Inc. or Maurices Canada Stores Ltd. (as the case may be) under the ETA for the particular reporting period.
(iii)    Notwithstanding the foregoing or anything to the contrary in this Agreement, the Buyer shall have no obligation to make a payment to the Seller under this Section 5.7(c) in respect of a Tax refund or overpayment to the extent the Buyer or the Company Entities are obligated to make a corresponding payment in respect of such Tax refund of overpayment to another Person (other than a Company Entity or an Affiliate of the Buyer).
(iv)    The Buyer shall be entitled to setoff any obligation to make a payment to the Seller under this Section 5.7(c) with any amount then payable to it by the Seller under Section 5.7(g). In addition, the Buyer's obligations under this Section 5.7(c) shall terminate on the Cut-Off Date with respect to the Seller's obligations under Section 5.7(g).
(d)    Control of Audits. If there is any Tax Contest after the Closing Date for which the Seller or any Affiliate may have any liability under Section 5.7(g), the Seller shall at its own expense control the conduct of such Contest, but (i) the Buyer shall have the right to participate in such Tax Contest at its own expense, (ii) the Seller shall consult with the Buyer upon the Buyer’s reasonable request for such consultation from time to time with respect to such Tax Contest, and (iii) the Seller shall not settle, compromise and/or concede any portion of such Tax Contest that could affect the Tax liability of a Buyer Indemnified Party for Taxes for which Seller is not required to provide indemnification under Section 5.7(g) without the consent of the Buyer, which shall not be unreasonably withheld, delayed or conditioned, provided that in the case of a Tax Contest with respect to any Tax Return that relates to Combined Taxes, the Seller shall have the sole right to control and participate in such Contest. For avoidance of doubt, this Section 5.7(d), and not Section 7.4, shall govern the conduct of Tax Contests.
(e)    Transfer Taxes. All transfer, documentary, sales, use, real property gains, stamp and registration Taxes incurred in connection with the transfer of the Purchased Securities pursuant to this Agreement shall be paid by the Company Entities when due, and the Company Entities will file all necessary Tax Returns and other documentation with respect to all such Taxes, and, if required by applicable Law, the Buyer and the Seller will join in the execution of any such Tax Returns and other documentation.
(f)    Tax Sharing. Any and all existing Tax Sharing Agreements between the Company Entities and the Seller or any Affiliate of the Seller shall be amended in order to terminate such agreements, solely as to the Company Entities, as of the Closing Date. After such date none of the Company Entities shall have any further rights or liabilities thereunder. From and after the Closing Date, this Agreement shall be the sole Tax Sharing Agreement relating to the Company Entities for all Pre-Closing Tax Periods.
(g)    Tax Indemnity. From and after the Closing Date, the Seller shall indemnify and hold the Buyer Indemnified Parties harmless from and against all liability for (i) Taxes imposed on or payable by or with respect to the Company Entities for any Pre-Closing Tax Periods, including for avoidance of doubt Taxes that arise from or are attributable to any election made pursuant to Section 965(h) of the Code, (ii) any Taxes imposed on or payable by or with respect to the Company Entities which are allocable to the pre-Closing portion of a Straddle Period, (iii) Taxes pursuant to Treasury Regulation Section 1.1502-6 or any analogous or similar state, local, or foreign law, as a result of having been at any time prior to the Closing a member of a consolidated, combined, unitary or similar group for purposes of any Tax, as a result of any Tax Sharing Agreement, including Combined Taxes, (iv) any Taxes of a Person other than the Company Entities for which a Company Entity is or becomes liable as a result of an action, omission, event, transaction, agreement, relationship or connection occurring or existing at any time prior to the Closing, including without limitation any Taxes of a Person other the Company Entities for which a Company Entity is or becomes liable as a result of being a transferee or successor of such Person, (v) Taxes imposed on or payable with respect to the Company Entities that arise or result from the Reorganization, (vi) Taxes imposed on or payable with respect to the Company Entities for any Pre-Closing Tax Period, for a Straddle Period, or for a tax period that begins immediately following the Closing Date, in each case, which Taxes result from any inclusion under Section 951 or 951A of the Code (or any similar or corresponding provision of state or local Law) by any Company Entity with respect to the pre-Closing portion of the Straddle Period income of a foreign entity, (vii) Taxes resulting from a breach of a representation or warranty contained in Section 2.18; provided that no claim shall be made under this clause (vii) for Taxes for any taxable period or portion thereof after the Closing Date, (viii) Taxes resulting from a breach by the Seller of this Section 5.7 and (ix) any Losses, liabilities, costs and expenses, including reasonable attorneys’ fees, incurred or arising in connection with or in respect of the assessment, assertion, contest or imposition of a Tax described in any of clauses (i) through (viii) (the sum of (i) through (ix) being referred to herein as a “Tax Loss”); provided, however, that the Seller shall not be required to indemnify the Buyer Indemnified Parties for (A) any Taxes that were included in the calculation of the Closing Net Working Capital as finally determined under Section 1.8 of this Agreement or (B) any Tax Loss arising out of or resulting from failure to comply with applicable Tax Laws concerning transfer pricing (a “Transfer Pricing Matter”). Not later than 20 Business Days after receipt by the Seller of written notice from the Buyer stating that any Tax Loss has been incurred by a Buyer Indemnified Party and the amount thereof, the Seller shall discharge its indemnification obligation with respect to such Tax Loss by paying to the Buyer an amount equal to the amount of such Tax Loss. The Seller shall be entitled to setoff any obligation to make a payment to the Buyer under this Section 5.7(g) with any amount then payable to it by the Buyer under Section 5.7(c). The payment by a Buyer Indemnified Party of any Tax Loss shall not relieve the Seller of its obligation under this Section 5.7(g).
The Parties agree that (x) the Buyer Indemnified Parties’ right to make claims for indemnification under this Section 5.7(g) shall be subject to the limitations and conditions set forth in clauses (i), (ii) and (iv) through (vii) of Section 7.2; provided, however, that the limitations and conditions set forth in clauses (ii) and (iv) of Section 7.2 shall not apply to any claim for indemnification under Section 5.7(g)(iii) (and items described in Section 5.7(g)(ix) that relate to such a claim), and provided further, that the limitations and conditions set forth in clause (ii) of Section 7.2, other than the Cap, shall not apply to claims made in respect of (A) Taxes described in Section 5.7(g)(v), (B) Taxes described in Section 5.7(g)(viii), (C) matters expressly identified in the Company Disclosure Schedules with respect to which it is reasonably apparent on its face of such disclosure that it relates to Tax matters on or prior to the Closing Date, except to the extent the identified matters are Transfer Pricing Matters, (D) Taxes accurately accrued or reserved on the books and records of the Company and its Subsidiaries on the Closing Date, (E) Taxes described in Section 5.7(e), and (F) in the case of a claim described in any of the foregoing clauses (A) through (E), items described in Section 5.7(g)(ix) that relate to such claim; (y) no claim shall be brought under this Section 5.7(g) after the Cut-Off Date (as defined in Section 7.1), except for any claim under Section 5.7(g)(iii) (and items described in Section 5.7(g)(ix) relating to such claim); and (z) the amount of any Losses for which a Buyer Indemnified Party seeks a claim under this Section 5.7(g) shall be determined in accordance with Section 7.5.
(h)    Buyer Covenant. The Buyer shall pay and indemnify and hold harmless the Seller from and against any Taxes imposed on the Seller and/or any of its Affiliates as a result of any actions taken by the Buyer or and any Company Entity on the Closing Date, other than any actions taken (x) in the ordinary course of business consistent with past practice, (y) as a result of the consummation of the transactions contemplated by this Agreement or any other Transaction Document or (z) at the direction of, with the consent of, the Seller and/or any of its Affiliates.
(i)    [RESERVED]
(j)    Disputes. Disputes arising under this Section 5.7 and not resolved by agreement within 30 Business Days shall be resolved by the Independent Accounting Firm chosen by and mutually acceptable to both the Buyer and the Seller within five Business Days of the date on which the need to choose the Independent Accounting Firm arises. The Independent Accounting Firm shall resolve any disputed items within 30 Business Days of having the item referred to it pursuant to such procedures as it may require. The costs, fees and expenses of the Independent Accounting Firm shall be borne by the Company.
5.8    Directors’ and Officers’ Indemnification and Insurance.
(a)    In the event of any threatened or actual claim, action, suit, proceeding or investigation, whether civil, criminal or administrative (each, a “Proceeding”), in which any Person who is now, or has been at any time prior to the Closing, a manager, director or officer of the Company Entities (the “Indemnified Persons”) is, or is threatened to be, made a party or witness thereto based in whole or in part on the fact that such Person is or was a manager, director or officer of the Company Entities, whether in any case asserted or arising before, on or after the Closing Date, the Buyer shall cause the Company Entities to the fullest extent permitted by applicable Law, indemnify and hold harmless such Indemnified Person from and against any and all losses, claims, damages, liabilities, costs, expenses (including reasonable attorneys’ fees and expenses in advance of the final disposition of any Proceeding to each Indemnified Person to the fullest extent permitted by applicable Law), judgments, fines and amounts paid in settlement incurred in connection with or arising out of such Proceeding.
(b)    The Buyer shall, or shall cause the Company Entities to, maintain the existing directors’ and officers’ liability insurance of the Company Entities (if any) or purchase a so‑called “tail” for such directors’ and officers’ liability insurance, in each case covering Persons who are currently covered by such insurance and Persons who prior to the Closing are directors or officers of the Company Entity but were not covered under the Seller’s or its Affiliates’ directors’ and officers’ liability insurance for a period of at least six years after the Closing, on terms substantially similar to those being taken out by a Company Entity for the period following the Closing.
(c)    The provisions of this Section 5.8 are intended to be for the benefit of, and enforceable by, each Indemnified Person and such Indemnified Person’s estate, heirs and representatives, and nothing herein shall affect any indemnification rights that any Indemnified Person or such Indemnified Person’s estate, heirs and representatives may have under the organizational documents of the Company Entities, any Law, any contract or otherwise.
(d)    The obligations of the Buyer under this Section 5.8 shall continue in full force and effect for a period commencing as of the Closing and ending as of the later of (i) the six year anniversary of the Closing Date and (ii) the date that all applicable statute of limitation periods have expired for any claim or claims for which an Indemnified Person may be entitled to indemnification under this Section 5.8; provided that all rights to indemnification in respect of any claim for indemnification under this Section 5.8 asserted or made within such period shall continue until the final disposition of such claim.
(e)    In the event the Buyer, the Company Entities or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity in such consolidation or merger or (ii) transfer all or substantially all of its properties or assets to any Person, then, and in either such case, proper provision shall be made so that the successors and assigns of the Buyer or the Company Entities, as the case may be, shall assume all of the obligations set forth in this Section 5.8.
(f)    From and after the Closing, the Seller and its Affiliates shall use commercially reasonable efforts to ensure that the Companies Entities shall continue to benefit from and have recourse pursuant to those occurrence based insurance policies of the Seller or its Affiliates which existed as of or prior to the date of this Agreement and to which a Company Entity was a beneficiary, solely in respect of the period prior to the Closing and to the extent permissible under such policies. The Company Entities shall continue to benefit from and shall be entitled to enforce their rights following the Closing under such insurance policies, solely in respect of the period prior to the Closing and to the extent permitted pursuant to such policies, in the same manner to which they are entitled as of the date of this Agreement, but at the sole cost of the Seller, whether or not any claim, dispute, investigation or otherwise was known or unknown to a Company Entity as of the date of this Agreement.
5.9    Books and Records.
(a)    The Buyer agrees (a) to hold all of the books and records of the Company Entities existing on the Closing Date for such period as may be required under applicable Law, and (b) to afford the Seller and its accountants, lawyers and representatives upon reasonable advance notice and during normal business hours to have access to and to make copies of the books and records and other information of the Company Entities, to the extent relating to the Seller’s ownership of the Company Entities prior to the Closing, including in connection with the investigation, preparation, conduct, or settlement of any action by or against the Seller or its Affiliates (save in respect of actions between Buyer and/or the Company Entities on the one hand and the Seller and/or its Affiliates on the other); provided that the Seller shall be solely responsible for any costs or expenses incurred by it pursuant to this Section 5.9.
(b)    The Seller agrees (a) to hold all of the books and records, which is in its and its Affiliates’ possession, of the Company Entities existing on the Closing Date, or which in whole or in part relate to the Company Entities (including in their capacity as an Affiliate of the Seller prior to Closing) for such period as may be required under applicable Law, and (b) to afford the Buyer and its accountants, lawyers and representatives upon reasonable advance notice and during normal business hours to have access to and to make copies of the books and records and other information, contracts, arrangements, policies and procedures of the Company Entities, to the extent relating to the Seller’s ownership of the Company Entities prior to the Closing, including in connection with the investigation, preparation, conduct, or settlement of any action by or against a Company Entity (save in respect of actions between Buyer and/or the Company Entities on the one hand and the Seller and/or its Affiliates on the other); provided that the Buyer shall be solely responsible for any costs or expenses incurred by it pursuant to this Section 5.9.
5.10    R&W Policy. The Buyer shall use its reasonable best efforts to obtain the R&W Policy and promptly after it is received by the Buyer, the Buyer shall deliver a copy of the R&W Policy to the Seller. The Buyer acknowledges and agrees that the R&W Policy shall provide that (i) except in the case of fraud by the Seller in connection with this Agreement, the insurer shall waive and release any right of subrogation against the Seller in connection with this Agreement, and (ii) the Seller and its Affiliates are third party beneficiaries of such waiver. The Buyer shall not amend, or consent to the amendment of, the R&W Policy with respect to the subrogation provisions or any other provisions that would be material and adverse to the interests of the Seller or its Affiliates, in each case, without the Seller’s express written consent. Prior to the Closing, the Buyer shall deliver to the Seller evidence of the payment of the costs and expenses related to the R&W Policy, including the total premium, underwriting costs, brokerage commission for the Buyer’s broker, taxes related to such policy and other fees and expense of such policy.
5.11    Buyer Benefit Plans.
(a)    Effective as of the Closing, the Company Entities shall continue to employ all of the Business Employees. The Buyer covenants that for the period commencing on the Closing Date and ending on the date that is 12 months following the Closing Date (or, if earlier, the date of termination of the applicable Business Employee), each Business Employee shall receive (1) an annual base rate of salary or wages and annual cash incentive opportunities that in each case are no less favorable to such Business Employee than those in effect on the date of this Agreement, (ii) severance and other termination benefits that are no less favorable to such Business Employee than those in effect on the date of this Agreement, and (iii) employee benefits (not taking into account defined benefit pension benefits, retiree medical benefits, equity or equity based compensation, long-term incentive compensation, deferred compensation, and retention bonus, change of control bonus, transaction bonus and similar bonus compensation) that are substantially comparable in the aggregate to those in effect on the date of this Agreement. With respect to any employment agreements in effect on the date hereof with any of the Company Entities to which a Business

Employee is a party and that is disclosed on Schedule 5.11(a) or any such agreement with a Business Employee which will be assigned to a Company Entity prior to the Closing as disclosed on Schedule 5.11(a), following the Closing Date, the Buyer shall, or shall cause an Affiliate to, honor and discharge the obligations contained therein in accordance with their respective terms and conditions. Prior to the Closing, Seller shall take all steps necessary to effectuate (i) the valid transfer of employment of all employees who provide services exclusively to a Company Entity (including the Offer Employees) but are not employed by a Company Entity to a Company Entity, including the assignment of all employment agreements, restrictive covenant agreements, and other contracts with such employees such that such agreements and contracts shall be fully enforceable by a Company Entity and (ii) the assignment of all Contracts with respect to Business Service Providers providing services to any Company Entity immediately prior to the Closing Date, in each case such that such agreements and Contracts shall by fully enforceable by the Company Entities. The Buyer shall, or shall cause its Affiliates to, give each Business Employee full credit for service with the Seller or an applicable Affiliate prior to the Closing, including service with any Company Entity, and any predecessor employers, for purposes of eligibility and vesting under each employee benefit plan, program, policy and arrangement of the Buyer or a Buyer’s Affiliate, and for purposes of determining benefits under any severance, vacation or paid time off plan, program, policy or arrangement of Buyers or a Buyer’s Affiliate to the extent permitted by such plans, programs, policies and arrangements, provided that such service shall not be recognized to the extent such recognition would result in a duplication of benefits or compensation, or where such service was not credited under the analogous Benefit Plan prior to the Closing Date. In the plan year in which the Closing occurs, the Buyer shall (i) waive all limitations as to any pre-existing conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to the Business Employees and their dependents (to the extent waived under applicable Benefit Plans offered to the Business Employees by the Seller or its Affiliates immediately prior to the Closing Date) and proof of insurability, and (ii) cause any eligible expenses incurred by such employee and his or her covered dependents during the portion of the plan year prior to the Closing Date to be taken into account under the Buyer’s medical benefit plan for purposes of satisfying all deductible, coinsurance and maximum out‑of‑pocket requirements applicable to such employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such Buyer’s plan.
(a)    The Buyer agrees to provide any required notice under the WARN Act, and to otherwise comply with any such statute with respect to any “plant closing” or “mass layoff” (as defined in the WARN Act), or group termination or similar event affecting Business Employees (including as a result of the consummation of the transactions contemplated by this Agreement) and occurring on or after the Closing Date. The Buyer shall indemnify and hold harmless the Seller and its Affiliates with respect to any liability under the WARN Act or similar state statute with respect to Business Employees arising from the actions of Buyer from and after the Closing Date. The Seller shall indemnify and hold harmless the Buyer and its Affiliates with respect to any liability under the WARN Act or similar state statute with respect to Business Employees, to the extent arising from the actions of Seller and its Affiliates prior to the Closing Date.
(b)    With respect to the semi-annual performance period in the Seller’s fiscal year in which the Closing occurs, (x) the applicable Company Entity will maintain a bonus plan for the benefit of Business Employees with substantially the same terms and conditions (including performance goals and bonus targets) as the semi-annual seasonal short-term incentive compensation plan maintained by the Seller applicable to such Business Employees immediately prior to the Closing Date (the “Seasonal Bonus Plan”), (y) as soon as reasonably practicable following the end of such semi-annual performance period, the applicable Company Entity and Seller will calculate and the applicable Company Entity will pay bonuses payable to each Business Employee based on actual achievement of the Seasonal Bonus Plan’s performance goals during such performance period, and (z) the Seller (or an Affiliate thereof) shall reimburse the applicable Company Entity for the prorated portion of the total of such payments under the Seasonal Bonus Plan based on the applicable Business Employees’ service from the start of such performance period through the Closing Date promptly but in no event later than 30 days after the presentation of a statement setting forth the amount of reimbursement to which the applicable Company Entity is entitled; provided, however, that, for the avoidance of doubt, no such reimbursement shall be payable with respect to any payments made by the Company Entities to any Business Employee, other than payments under the Seasonal Bonus Plan in accordance with this Section 5.11(d).
(c)    The Seller shall, effective as of the Closing Date, cause the Business Employees to be entitled to a distribution from the 401(k) plan sponsored, maintained or contributed to by the Seller or its Affiliates (the “Seller 401(k) Plan”), and the Buyer shall use its commercially reasonable efforts to cause a 401(k) plan sponsored, maintained or contributed to by the Company Entities (the “Buyer 401(k) Plan”) to accept a “direct rollover” (as described in Section 401(a)(31) of the Code) to the Buyer 401(k) Plan if permitted by applicable Law. If a Business Employee is permitted by applicable Law to elect, and so elects a “direct rollover” (as described in Section 401(a)(31) of the Code) of the account balances under the Seller 401(k) Plan (including direct rollovers of outstanding loans and any promissory notes or other documents evidencing such loans, but solely to the extent permitted under the terms and conditions of the Buyer 401(k) Plan) each of the Seller and the Buyer shall use commercially reasonable efforts to cause the administrators of their respective 401(k) plans to accomplish such rollover. During the period following the Closing Date and preceding any rollover pursuant to this Section 5.11(e), the Seller shall use commercially reasonable efforts to take such action as is necessary to prevent a default by any Business Employee with an outstanding loan under the Seller 401(k) Plan unless and until such Business Employee fails to make a timely payment on such loan.
(d)    As of immediately prior to the Closing, the Seller shall or shall cause its Affiliates to, fully vest each Business Employee in (i) his or her account balance under any Benefit Plan that has a cash or deferred arrangement (e.g., any defined contribution plan) (including with respect to all employer contributions), and (ii) his or her interest under any Benefit Plan that is a non-qualified deferred compensation plan (including the Executive Non-Qualified Excess Plan), in each case, effective as of the Closing Date.
(e)    Each Business Employee who immediately prior to the Closing is on short-term disability or long-term disability and is receiving short-term disability or long-term disability benefits, as applicable, under the applicable Seller Benefit Plan shall continue to participate in such Seller Benefit Plan and receive such benefits following the Closing (notwithstanding that such Business Employee is not employed by Seller or its Affiliates); it being understood that any short-

term disability benefits shall be provided at the expense of the Company Entities. In the event that a Business Employee who immediately prior to the Closing is on short-term disability and is receiving such short-term disability benefits becomes eligible (assuming for this purpose that such Business Employee was employed by the Seller or its Affiliates at such time) for long-term disability benefits under the applicable Seller Benefit Plan during the 6-month period following first becoming eligible for short-term disability benefits under the applicable Seller Benefit Plan, such Business Employee shall participate in the applicable Seller Benefit Plan providing long-disability benefits and none of the Company Entities shall bear any costs or expense related to the provision of such long-term disability benefits. For the avoidance of doubt, each Business Employee shall be an employee of the Buyer (or an Affiliate thereof) as of and following the Closing.
(f)    To the extent any employee benefit plan, program, policy and arrangement of the Buyer or a Buyer’s Affiliate provides or constitutes a health care flexible spending account or dependent care flexible spending account (each a “Buyer FSA”), it is the intention of the Parties that, solely to the extent it is commercially practicable (it being understood that the Buyer shall, or shall cause an affiliate of Buyer to, promptly reimburse the Seller for all costs incurred by the Seller in connection with the actions undertaken pursuant to this Section 5.11(h) up to a maximum of $25,000):
(i)    all activity of a Business Employee under a flexible spending account with Seller (each a “Seller FSA”) during the plan year in which the Closing occurs be treated instead as activity under the corresponding Buyer FSA. Accordingly, (i) any period of participation by a Business Employee in a Seller FSA during the plan year in which the Closing occurs (the “FSA Participation Period”) will be deemed a period when the Business Employee participated in the corresponding Buyer FSA; (ii) all expenses incurred during the FSA Participation Period will be deemed incurred while the Business Employee’s coverage was in effect under the corresponding Buyer FSA; and (iii) all elections and reimbursements made with respect to an FSA Participation Period under a Seller FSA will be deemed to have been made with respect to the corresponding Buyer FSA;
(ii)    if the aggregate reimbursement payouts made to a Business Employee prior to the Closing Date from an applicable Seller FSA during the plan year in which the Closing occurs are less than the aggregate accumulated contributions to such accounts made by such Business Employee for such plan year, Seller shall cause an amount equal to the amount by which such contributions are in excess of such reimbursement payouts to be transferred to Buyer by wire transfer of immediately available funds as soon as practicable, but in no event later than 45 days, following the Closing Date; and
(iii)    if the aggregate reimbursement payouts made to a Business Employee prior to the Closing Date from the applicable Seller FSA during the plan year in which the Closing occurs exceed the aggregate accumulated contributions to such accounts made by such Business Employee for such plan year, Buyer shall cause an amount equal to the amount by which such reimbursement payouts are in excess of such contributions to be transferred to Seller by wire transfer of immediately available funds as soon as practicable, but in no event later than 45 days, following the Closing Date.

(g)    This Agreement is solely for the benefit of the parties hereto and is not intended to confer upon any other Persons any rights or remedies (including third party beneficiary rights) hereunder. Nothing in this Agreement, express or implied, shall (i) limit the ability of the Buyer, Seller, or any of their respective Affiliates from terminating the employment of any employee (including any Business Employee) or service of any Person at any time and for any or no reason; (ii) be construed to establish, amend or modify any Benefit Plan or other benefit or compensation plan, program, agreement, policy, contract or arrangement; or (iii) limit the ability of the Buyer, Seller, or any of their respective Affiliates to amend, modify or terminate any Benefit Plan or other benefit or compensation plan, program, agreement, policy, contract or arrangement at any time assumed, established, sponsored or maintained by any of them.
5.12    Buyer Financing. Subject to the terms and conditions of this Section 5.12, the Buyer shall use its reasonable best efforts to arrange the Financing as promptly as practicable and in a timely fashion substantially on the terms and conditions described in the Commitment Letters, including using reasonable best efforts to (a) maintain in effect the commitment for the Financing set forth in the Commitment Letters, (b) negotiate and execute definitive agreements with respect thereto on substantially the terms and conditions contemplated by the Commitment Letters (including any flex terms in the Debt Commitment Letters), (c) satisfy or obtain consent to waive (and cause its Affiliates to satisfy or obtain consent to waive), on a timely basis, all conditions applicable to the Buyer and its Affiliates in such Commitment Letters and the definitive agreements related thereto that are within their control and (d) upon the satisfaction or waiver of all the conditions precedent under Article VI, consummate or cause to consummate the Financing at or prior to Closing. Notwithstanding anything herein to the contrary, prior to the Closing, the Buyer shall not, without the prior written consent of the Seller, permit any amendment or modification to be made to, or any waiver of any provision or remedy pursuant to, the Debt Commitment Letter if such amendment, modification or waiver would (i) reduce the aggregate amount of the Debt Financing (unless the Equity Financing or CDIB Financing is increased by an equivalent amount such that the aggregate funds that would be available to the Buyer at the Closing (taking into account the financing contemplated by the Equity Commitment Letter and the CDIB Commitment Letter) would not be sufficient to consummate the transactions contemplated hereby to occur on the Closing Date; and (ii) impose new or additional conditions or otherwise expand, amend or modify any of the conditions to the receipt of the Debt Financing, in each case, in a manner that would reasonably be expected to materially delay or prevent the Closing; provided, however, that the Buyer shall have the right without requiring any consent of the Seller to (A) add or replace arrangers, bookrunners, agents or similar entities, (B) increase the amount of Debt Financing or replace or reallocate one or more facilities with one or more new facilities or modify one or more facilities to replace, reallocate or otherwise modify the Debt Commitment Letter in a manner that would not reasonably be expected to prevent or materially delay the availability of the Debt Financing on the Closing Date, (C) correct typographical errors, and (D)  modify pricing and implement or exercise any of the “market flex” provision in the Debt Commitment Letter. Notwithstanding anything herein to the contrary, prior to the Closing, the Buyer shall not, without the prior written consent of the Seller, permit any amendment or modification to be made to, or any waiver of any provision or remedy pursuant to, the Equity Commitment Letters. Subject to the terms and conditions of this Section 5.12, if any portion of the Debt Financing becomes unavailable on the terms and conditions (including any applicable flex terms) contemplated in the Debt Commitment Letter (other than as a result of a breach by any Seller or the Company Entities of any of its obligations under this Agreement or failure of any conditions precedent set forth in Section 6.1 or Section 6.2), then the Buyer shall use its reasonable best efforts, to the extent permitted by the terms and conditions of the Debt Commitment Letter, to arrange and obtain in replacement thereof, and to negotiate and enter into definitive agreements with respect to, alternative debt financing from alternative sources in an amount sufficient to consummate the transactions contemplated hereby, with terms and conditions (including flex terms) not materially less favorable in the aggregate (including with respect to conditionality) to the Buyer than the terms and conditions set forth in the Debt Commitment Letter, as promptly as practicable following the occurrence of such event, but in no event later than the date the Buyer is required to consummate the transactions contemplated hereby in accordance with this Agreement. For purposes of this Agreement, references to the “Financing”, “CDIB Financing” or “Debt Financing” shall include the financing contemplated by the Commitment Letters, the Equity Commitment Letters, the CDIB Commitment Letter or the Debt Commitment Letter as permitted to be amended, modified or replaced by this Section 5.12, and references to the “Commitment Letters,” “Equity Commitment Letters”, “CDIB Commitment Letter” or “Debt Commitment Letter” shall include such documents as permitted to be amended, modified or replaced by this Section 5.12. The Buyer shall give the Seller reasonably prompt notice of (x) any breach, violation, default, termination or repudiation by any party to any of the Commitment Letters or definitive documents related to the Financing of which the Buyer becomes aware, (y) the receipt of any written notice from any Financing Source with respect to (I) any breach, violation, default, termination or repudiation by any party to any of the Commitment Letters or any definitive document related to the Financing of any provisions of the Commitment Letters or any definitive document related to the Financing or (II) any material dispute or disagreement between or among any parties to any of the Commitment Letters or any definitive document related to the Financing that would reasonably be expected to prevent or materially delay the consummation of the Transactions contemplated hereby on the Closing Date. In no event shall the receipt or availability of any funds or financing by the Buyer or any of their respective Affiliates or any other financing or other transactions be a condition to any of the Buyer’s obligations hereunder, including the consummation of the Transactions.
5.13    Assistance with Financing by the Seller and the Company.
(a)    During the period from the date of this Agreement to the earlier of the Closing and the date that this Agreement is validly terminated in accordance with Article VIII, the Seller shall use reasonable best efforts to cooperate with the Buyer as reasonably requested by the Buyer in connection with the Buyer’s arrangement of the Debt Financing; provided that nothing herein shall require such cooperation to the extent it would unreasonably interfere with the business or operations of the Company Entities, including (i) using reasonable best efforts to cause its senior executive officers to participate in a reasonable number of meetings, presentations, due diligence sessions, drafting sessions and sessions with prospective lenders or purchasers, as the case may be, in connection with obtaining the Debt Financing; (ii) using reasonable best efforts to assist with the preparation of any bank information memoranda, prospectuses, customary offering documents, other customary marketing materials and similar documents required in connection with the Debt Financing, including providing the Buyer and its Financing Sources with financial and marketing information about the Company Entities customarily provided by a borrower in the creation of a bank information memorandum or pro forma financial statements identified in the Debt Commitment Letter; (iii) reasonably cooperating in facilitating the pledging of collateral and granting of security interests (at the Closing) in connection with the Debt Financing and delivering certificates and documents necessary to consummate the Debt Financing; (iv) providing all documentation and other information reasonably requested by regulatory authorities and reasonably requested by the Financing Sources with respect to the Company Entities under applicable “know your customer” and anti-money laundering rules and regulations, including the U.S.A. Patriot Act of 2001; (v) facilitating the execution and delivery (at the Closing) of definitive documents related to the Debt Financing as may be reasonably requested by the Buyer; provided, however, that the obligations contained in such documents shall be subject to and effective no earlier than as of the Closing; (vi) obtaining payoff or release documents, as applicable, with respect to all Closing Indebtedness that will be paid off or released at Closing and releases of existing Liens; provided, that any obligations and releases of Liens contained in all such agreements and documents shall be subject to the occurrence of the Closing and become effective no earlier than substantially concurrently with the occurrence of the Closing. Notwithstanding anything in this Agreement to the contrary, (A) neither the Seller nor any of the Company Entities shall be required to pay any commitment or other similar fee or enter into any definitive agreement, incur any other liability or obligation in connection with the Financing, (B) none of the Seller or any of the Company Entities shall be required to take any action that will conflict with or violate the Seller’s or such Company Entity’s organizational documents or any applicable Laws or result in the contravention of, or that would reasonably be expected to result in a violation or breach of or default under, any contract to which the Seller or any of the Company Entities is a party, (C) no officer, director or other representative of the Seller or any of the Company Entities shall be required to deliver any certificate or opinion, or take any action pursuant to this Section 5.13(a), that would reasonably be expected to result in personal liability and (D) neither the Seller or any Company Entity nor any Persons who are directors of the Seller or any Company Entity shall be required to pass resolutions or consents to approve or authorize the execution of the Financing or deliver any certificate, document, instrument or agreement or agree to any change or modification of any existing certificate, document, instrument or agreement, in each case, prior to the Closing. The Seller shall use reasonable best efforts to update the information provided in connection with this Section on a prompt basis and provide such updates to the Buyer as may be necessary such that at all times such information, taken as a whole, does not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make such information not materially misleading.
(b)    The Buyer shall promptly, upon written request by the Seller, reimburse the Seller and the Company Entities for all reasonable and documented out-of-pocket fees, costs and expenses (including fees, costs and expenses of counsel, accountants and other advisors) incurred by the Seller and the Company Entities and their respective representatives in connection with the requests made by the Buyer of the Seller and/or the Company Entities in respect of their cooperation with the Financing, including the cooperation of the Seller and the Company Entities and their respective representatives contemplated by this Section 5.13(b) and shall indemnify and hold harmless the Seller and the Company Entities from and against all losses, damages, claims, costs and/or expenses suffered or incurred by any of them in connection with the arrangement of the Debt Financing and any information used in connection therewith, except (i) with respect to any historical financial or other information provided by any of the Company Entities or (ii) to the extent that any such Losses have been determined in a final non-appealable judgment of a court of competent jurisdiction to have resulted from the intentional and material misrepresentation, gross negligence, bad faith, willful misconduct or fraud of any of the Company Entities.
(c)    In no event shall the receipt or availability of the Financing or any other funds or financing by the Buyer or any of their Affiliates be a condition to any of the Buyer’s obligations hereunder.
5.14    Duluth Transactions. In connection with the Reorganization, on or prior to the Closing Date, (i) the Seller shall cause Duluth Real Estate, LLC, as lessor, and the Company, as lessee, to enter into the HQ Lease, and (ii) the Seller shall, and shall cause Duluth Real Estate, LLC and the Company to enter into their respective License Agreements.
ARTICLE VI
CONDITIONS TO CLOSING
6.1    Conditions Precedent to the Buyer’s Obligations. The obligation of the Buyer to consummate the Transactions is subject to the fulfillment, or express written waiver by the Buyer (to the extent permitted by applicable Law), of the following conditions on or prior to the Closing Date:
(a)    Representations and Warranties True. (i) Each of the Company Fundamental Representations and Seller Fundamental Representations, shall be true and correct in all respects on and as of the date of this Agreement and as of the Closing Date with the same effect as though made at and as of such date (except those representations and warranties that address matters only as of a specified date, the accuracy of which shall be determined as of that specified date), and (ii) each of the representations and warranties of (A) the Company contained in Article II other than the Company Fundamental Representations and (B) the Seller contained in Article III other than the Seller Fundamental Representations, shall be true and correct in all respects on and as of the date of this Agreement and as of the Closing Date with the same effect as though made at and as of such date (except those representations and warranties that address matters only as of a specified date, the accuracy of which shall be determined as of that specified date), except where the failure of such representations and warranties to be true and correct would not have a Company Material Adverse Effect.
(b)    Covenants Performed. The Company Entities and the Seller shall have complied and performed in all material respects, on or before the Closing Date, all obligations contained in this Agreement that by the terms hereof are required to be performed by such party before the Closing Date.
(c)    Compliance Certificate. The Buyer shall have received a certificate signed by an authorized officer of the Company Entities certifying as to the matters set forth in Sections 6.1(a), 6.1(b) and 6.1(d).

(d)    Company Material Adverse Effect. Since the date of this Agreement, no Company Material Adverse Effect has occurred as of the Closing Date.
(e)    Share Certificates. The Buyer shall have received one or more stock certificates evidencing the Company Shares, duly endorsed in blank or accompanied by stock powers or other instruments of transfer duly executed in blank.
(f)    Limited Partnership Agreement. The Seller shall have executed and delivered the Limited Partnership Agreement.
(g)    Services Agreements. The Seller shall, or shall have caused one of its Affiliates to, have executed and delivered each of the Services Agreements.
(h)    HSR Act. The waiting period under the HSR Act applicable to the Transactions shall have expired or been terminated.
(i)    No Injunction. There shall not be any order of any court or Governmental Authority prohibiting the consummation of the Transactions (that is final and non-appealable).
(j)    Pre-Closing Deliverables. The Seller shall have delivered the Estimated Purchase Price Certificate and other deliverables required by Section 1.8(a).
(k)    FIRPTA. The Seller shall have delivered to Buyer a certification, dated not more than 30 days prior to the Closing Date, duly executed by the Seller certifying in accordance with Section 1445 of the Code and the Treasury Regulations promulgated thereunder that the Seller is not a “foreign person” as defined in Section 1445 of the Code.
(l)    Duluth Transactions. The transactions described in Section 5.14 shall have been consummated.
(m)    Reorganization. The Seller shall have completed the Reorganization in all material respects in accordance with the steps set out in Exhibit H prior to the Closing.
(n)    Payoff Letters. The Company shall have delivered to the Buyer (i) a payoff letter from each lender identified in the Estimated Purchase Price Certificate delivered pursuant to Section 1.8(a), which payoff letter shall state the amount of the Paid Indebtedness owed to such lender and that, if such amount is paid to such lender on the Closing Date, such lender will promptly release any and all Liens that it may have with respect to the Company Entities and their respective assets and (ii) evidence reasonably satisfactory to the Buyer of the termination of all such Liens.
6.2    Conditions Precedent to the Company’s and Seller’s Obligations. The obligation of the Company and the Seller to consummate the Transactions is expressly subject to the fulfillment, or express written waiver by the Company and the Seller, of the following conditions on or prior to the Closing Date:
(a)    Representations and Warranties True. (i) Each of the Buyer Fundamental Representations shall be true and correct in all respects on and as of the date of this Agreement and as of the Closing Date with the same effect as though made at and as of such date (except those representations and warranties that address matters only as of a specified date, the accuracy of which shall be determined as of that specified date), and (ii) each of the representations and warranties of the Buyer contained in Article IV other than the Buyer Fundamental Representations shall be true and correct in all respects on and as of the date of this Agreement and as of the Closing Date with the same effect as though made at and as of such date (except those representations and warranties that address matters only as of a specified date, the accuracy of which shall be determined as of that specified date), except where the failure of such representations and warranties to be true and correct would not have a material adverse effect on the Buyer’s ability to consummate the Transactions.
(b)    Obligations Performed. The Buyer shall have complied and performed in all material respects, on or before the Closing Date, all obligations contained in this Agreement that by the terms hereof are required to be performed by the Buyer on or before the Closing Date.
(c)    Compliance Certificate. The Company and the Seller shall have received a certificate signed by an authorized officer of the Buyer certifying as to the matters set forth in Sections 6.2(a) and 6.2(b) above.
(d)    Limited Partnership Agreement. The Buyer shall have delivered the Limited Partnership Agreement executed by Viking Brand Partners L.P. and Viking Brand GP Limited.
(e)    Services Agreements. The Buyer shall, or shall have caused one of its Affiliates to, have executed and delivered each of the Services Agreements.
(f)    HSR Act. The waiting period under the HSR Act applicable to the Transactions shall have expired or been terminated.
(g)    No Injunction. There shall not be any order of any court or Governmental Authority prohibiting the consummation of the Transactions.
(h)    Closing Payments. The Buyer shall have made or cause to be made the payments contemplated by Section 1.5.
(i)    Duluth Transactions. The transactions described in Section 5.14 shall have been consummated.
(j)    Reorganization. The Seller shall have completed the Reorganization in all material respects in accordance with the steps set out in Exhibit H prior to the Closing.

ARTICLE VII
SURVIVAL; INDEMNIFICATION

7.1    Survival. Other than the Company Fundamental Representations, the Seller Fundamental Representations and the Buyer Fundamental Representations, the representations and warranties contained in this Agreement and in any certificate delivered pursuant hereto shall survive the Closing only until the applicable Cut-Off Date. No claim for breach of any representation, warranty, covenant or agreement shall be brought after the applicable Cut-Off Date, except for any claim (a) of which the Seller has been notified in writing with reasonable specificity by the Buyer prior to the applicable Cut-Off Date in accordance with Section 7.4, (b) the Buyer has been notified in writing with reasonable specificity by the Seller prior to the applicable Cut-Off Date in accordance with Section 7.4, or (c) the Indemnifying Party notifies an Indemnified Party during a Response Period as a counterclaim to a claim brought in accordance with the preceding clauses (a) or (b). With respect to any claim for indemnification made in accordance with the prior sentence, the applicable representation, warranty, covenant or agreement shall survive until, but only for purposes of, the final resolution of the matter covered by such notice. As used herein, the term “Cut-Off Date” means the 18-month anniversary of the Closing Date; provided, that (x) the “Cut-Off Date” for claims for breach of any covenant or agreement to be performed after the Closing (except as explicitly provided otherwise above) shall be the date on which the applicable statute of limitations under Delaware law expires, (y) the “Cut-Off Date” for claims arising in respect of indemnification for the Patent Disputes shall be the first anniversary of the Closing Date, and (z) the “Cut-Off Date” for claims arising in respect of indemnification for the Lease Disputes shall be the third anniversary of the Closing Date. The Company Fundamental Representations, the Seller Fundamental Representations and the Buyer Fundamental Representations shall survive for five years.
7.2    Indemnification of the Buyer. Subject to the other terms of this Article VII, from and after the Closing, the Seller shall indemnify and hold the Buyer and its Affiliates (including for avoidance of doubt the Company Entities) and their respective directors, officers, employees, consultants, financial advisors, counsel, accountants and other agents or representatives and their successors and assigns (collectively, the “Buyer Indemnified Parties”) harmless from and against all Losses (and, in the case of the Patent Disputes, any license fee payments or similar payments made to third parties) incurred or sustained by or imposed upon the Buyer Indemnified Parties that arise or result from (a) any breach of any of the representations or warranties contained in Article II or Article III of this Agreement or any certificate delivered pursuant hereto (determined in all cases without giving effect to any “material”, “materiality”, “in any material respect”, “material adverse effect”, “Company Material Adverse Effect” or any similar qualification or words of similar import or other similar qualifiers contained therein, other than in the case of the representations and warranties contained in Section 2.7, Section 2.8(a), the definitions of “Material Leases”, “Material Contracts” and “Material Vendors”), (b) any breach or non-fulfillment by the Company Entities of any covenant or agreement contained herein that is required to be performed prior to the Closing, (c) failure to complete the Reorganization in all material respects in accordance with the steps set out in Exhibit H, (d) any breach or non-fulfillment by the Seller of any covenant or agreement contained herein, (e) the lease dispute described in item 1 of Company Disclosure Schedule 2.10(c) (the “Ohio Lease Dispute”) or the lease dispute described in the last paragraph of Company Disclosure Schedule 2.10(a) (the “Utah Lease Dispute” and together with the Ohio Lease Dispute, the “Lease Disputes”), the patent dispute described in item 3 of Company Disclosure Schedule 2.12(e) (the “Helfrich Dispute”) or the patent dispute described in item 1 of Company Disclosure Schedule 2.12(e) (the “Revitalization Partners Dispute” and together with the Helfrich Dispute, the “Patent Disputes”), or (f) a Seller Benefit Plan, other than with respect to Liabilities included in the calculation of Closing Net Working Capital.
The Buyer Indemnified Parties’ right to make claims under this Section 7.2, and under Section 5.7(g), shall be subject to the following limitations and conditions:
(i)    No claim shall be made with respect to any single Loss (or series of related or similar Losses) arising from a breach of any of the representations or warranties contained in (A) Article II or Article III of this Agreement (other than in respect of the Company Fundamental Representations, the Seller Fundamental Representations or the representation and warranty contained in Section 3.9), or under Section 5.7(g) for any Tax Loss, of less than $35,000, or (B) Section 3.9 of less than $100,000.
(ii)    Seller will not be obligated to indemnify the Buyer Indemnified Parties under Section 7.2(a), or (to the extent provided in the final sentence thereof) under Section 5.7(g), for any Losses (other than in respect of any breach or non-fulfillment of the Company Fundamental Representations, the Seller Fundamental Representations and the representation and warranty contained in Section 3.9) (A) unless the aggregate amount of all Losses incurred by the Buyer Indemnified Parties exceeds $1,500,000 (the “Deductible”) (excluding Losses for which indemnification would not be available as a result of clause (i) above), in which event the Seller will be liable only for the amount of Losses in excess of the Deductible up to an amount equal to $1,500,000 (the “Cap”); and (B) in excess of the Cap, and, for the avoidance of doubt, the Buyer’s sole remedy with respect to any such Losses will be to seek payment under the R&W Policy.
(iii)    Seller will not be obligated to indemnify the Buyer Indemnified Parties under Section 7.2(a) for any Losses in respect of any breach or non-fulfillment of the representation and warranty contained in Section 3.9 in excess of $30,000,000.
(iv)    In no event will the Seller’s aggregate liability under Section 7.2, and (to the extent provided in the final sentence thereof) Section 5.7(g), exceed the total payments of the Purchase Price actually received by the Seller.
(v)    No claim shall be made with respect to Losses to the extent there has been a corresponding reduction in the calculation of the Purchase Price.
(vi)    The limitations set forth in this Section 7.2 shall not apply with respect to Seller’s fraud, gross negligence or willful or intentional breach of this Agreement.
(vii)    Notwithstanding anything to the contrary in this Agreement, for purposes of determining the amount of indemnifiable Losses payable by the Seller to the Buyer Indemnified Parties pursuant to this Section 7.2 or Section 5.7(g) that arise from any breaches of any representation or warranty of the Seller contained in Article II or Article III, such representations and warranties shall disregard and shall not take into account any reference to materiality (including the words “material”, “materially”, “in any material respect”, “material adverse effect” or any similar qualification or words of similar import)

or Company Material Adverse Effect, other than in the case of the representations and warranties contained in Section 2.7, Section 2.8(a), and the definitions of “Material Leases”, “Material Contracts” and “Material Vendors”.
7.3    Indemnification of the Seller. Subject to the other terms of this Article VII, from and after the Closing, the Buyer shall indemnify and hold the Seller and its Affiliates and their respective directors, officers, employees, consultants, financial advisors, counsel, accountants and other agents or representatives (collectively, the “Seller Indemnified Parties”) harmless from and against all Losses incurred by them that arise or result from (a) any breach of any of the representations and warranties of the Buyer contained in this Agreement or in any certificate delivered pursuant hereto, (b) any breach or non-fulfillment by the Buyer of any of its covenants or agreements contained herein, or (c) any breach or non-fulfillment by the Company Entities of any covenant or agreement contained herein that by its terms is to be performed after the Closing.
7.4    Procedure for Indemnification.
(a)    Any party entitled to make a claim for indemnification hereunder (an “Indemnified Party”) shall promptly notify the indemnifying party (the “Indemnifying Party”) of the claim in writing upon learning of such claim or the facts constituting such claim, describing, in reasonable detail, the claim, the facts and circumstances upon which the claim is based, the amount thereof (to the extent reasonably ascertainable at such time), and the basis therefor. The Indemnifying Party will not be relieved of its indemnification obligations hereunder except to the extent it is materially prejudiced by the Indemnified Party’s failure to give such prompt notice. The Indemnifying Party shall respond to each such claim within 30 days of receipt of such notice (the “Response Period”).
(b)    Subject to the other terms of this Section 7.4(b), if a claim for indemnification hereunder is based on a claim by a third party (a “Third Party Claim”), the Indemnifying Party shall have the right to assume the entire control of the defense thereof, including, at its own expense, employment of counsel reasonably satisfactory to the Indemnified Party; provided that the Indemnified Party may also participate in any proceeding with counsel of its choice at its expense. In such event, the Indemnifying Party shall have the right to settle or resolve any such Third Party Claim; provided that any such settlement or resolution shall be for monetary damages and shall not be concluded without the prior written approval of the Buyer, in the event the Indemnified Party is a Buyer Indemnified Party, or the Seller, in the event the Indemnified Party is a Seller Indemnified Party, which approval shall not be unreasonably withheld, delayed or conditioned. Notwithstanding anything in this Section 7.4 to the contrary, the Indemnifying Party shall not have the right to assume the defense of a Third Party Claim under this Section 7.4(b), or the right to settle or compromise such Third Party Claim under this Section 7.4(b), if such Third Party Claim (i) is a criminal claim or (ii) has a reasonable risk of resulting in Losses for which the amount of such Losses that are not indemnifiable by the Indemnified Party under this Article VII (taking into account any indemnification limitations in this Article VII) would exceed the amount of such Losses that would be indemnifiable pursuant to this Article VII.
(c)    The parties shall cooperate reasonably, and shall cause their Affiliates to cooperate reasonably, in the defense or prosecution (or settlement) of any Third Party Claim against any of them. Such cooperation shall include the retention and (upon the request of an Indemnifying Party or other party involved in such claim) the provision of records and information that are reasonably relevant to such Third Party Claim (subject to the receiving party’s agreement to appropriate provisions for maintaining confidentiality and privilege), and undertaking reasonable efforts to make employees available when reasonably requested by such party to provide additional information and explanation of any material provided hereunder or otherwise relating to the Third Party Claim.
7.5    Determination of Losses. In determining the amount of any Losses for which a Buyer Indemnified Party is entitled to assert a claim for indemnification hereunder, the amount of any such Losses shall be determined after deducting therefrom the amount of any insurance proceeds (after giving effect to any applicable deductible or retention) and other third party recoveries actually received by the Buyer Indemnified Parties or the Company Entities in respect of such Losses (which proceeds and recoveries the Buyer agrees to use commercially reasonable efforts to obtain) and the amount of any Tax Benefit related thereto. If an indemnification payment is received by a Buyer Indemnified Party, and any Buyer Indemnified Party or the Company Entities later realizes or receives insurance proceeds, other third party recoveries or Tax Benefits in respect of the related Losses, the Buyer shall promptly pay to the Seller a sum equal to the lesser of (a) the actual amount of such insurance proceeds, other third party recoveries and Tax Benefits or (b) the actual amount of the indemnification payment previously paid by the Seller with respect to such Losses. All parties shall use commercially reasonable efforts to mitigate the amount of Losses for which they may be entitled to indemnification hereunder. As used herein, “Tax Benefit” means any actual reduction of Taxes payable by the Buyer, the Company Entities or any of their respective Affiliates as a result of a Loss, assuming for purposes of such calculation that any deduction, loss or other Tax attribute generated by such Loss is the last such deduction, loss or other Tax attribute on any Tax Return.
7.6    Subrogation. If (a) the Seller makes any indemnification payment hereunder, and (b) the Buyer or any of the Company Entities has or may have a claim against a third party (including any insurer) in respect of the related Losses, the Seller shall be subrogated to the rights and claims of the Buyer and/or the Company Entities, as the case may be, against such third party. The Seller shall not, however, have the right to collect aggregate payments from such third party or third parties in excess of the actual amount of the indemnification payment previously paid by the Seller with respect to such Losses. The Buyer and the Company Entities will execute and deliver to the Seller such documents and take such other actions as may reasonably be requested in order to give effect to this Section 7.6.
7.7    Remedies Exclusive. All representations and warranties set forth in this Agreement are contractual in nature only and subject to the sole and exclusive remedies set forth herein. Except as provided in the next sentence, the remedies provided in Article V or this Article VII shall be the sole and exclusive remedies of the Buyer Indemnified Parties and Seller Indemnified Parties and their heirs, successors and permitted assigns after the Closing with respect to this Agreement and/or the Transactions including any breach or non-performance of any representation, warranty, covenant or agreement contained herein. No Buyer Indemnified Party or Seller Indemnified Party shall bring any claim with respect to this Agreement and/or the Transactions, whether in contract, tort or otherwise, except to bring a claim for (a)  fraud against the party that committed such fraud,

(b) indemnification against the Seller in accordance with Section 5.7 or Section 7.2, (c) indemnification against the Buyer in accordance with Section 5.7 or Section 7.3, (d) payment of the Termination Fee under Section 8.2, or (e) a dispute under Section 1.8 (which shall be governed exclusively by Section 1.8); provided, however, that any party may seek the remedies of specific performance and injunction pursuant to Section 9.5. The limitations and other provisions of this Article VII constitute an integral part of the consideration given to the Seller pursuant to this Agreement and were specifically bargained for and reflected in the total amount of the Purchase Price payable to the Seller pursuant to this Agreement. For the avoidance of doubt, the limitations on liability set forth in this Agreement shall still apply if the R&W Policy is revoked, cancelled or modified in any manner or if the R&W Insurer denies coverage for, or is unable to pay, any Losses.
7.8    Treatment of Indemnity Payments. To the maximum extent permitted by law, it is the intention of the parties to treat any indemnity payment made under this Agreement as an adjustment to the Purchase Price for all purposes (including, for Tax purposes, in accordance with Section 1.9, as an adjustment to the distribution by the Company to the Seller or as an adjustment to the consideration paid by the Buyer to the Seller, as applicable), and the parties agree to file their Tax Returns consistently with such characterization.
ARTICLE VIII
TERMINATION
8.1    Termination. Notwithstanding anything contained in this Agreement to the contrary, this Agreement may be terminated at any time prior to the Closing:
(a)    by mutual written consent of the Seller and the Buyer;
(b)    by the Buyer (if it is not in material breach of its representations, warranties, covenants or agreements under this Agreement so as to cause the failure of any of the conditions set forth in Section 6.2), if (i) any of the representations and warranties on the part of the Company Entities or the Seller set forth in this Agreement shall not be true and complete to the extent set forth in Section 6.1(a), or the Company Entities or the Seller shall have breached or failed to perform any of its obligations under this Agreement to the extent set forth in Section 6.1(b) and (ii) such breach, failure or misrepresentation cannot be cured, or in the case of any failure or inaccuracy that is curable, has not been cured by the Seller within 30 days after the Buyer gives the Seller written notice identifying in reasonable detail such breach, failure or misrepresentation;
(c)    by the Seller (if it is not in material breach of its representations, warranties, covenants or agreements under this Agreement so as to cause the failure of any of the conditions set forth in Section 6.1), if (i) any of the representations and warranties of the Buyer set forth in this Agreement shall not be true and complete to the extent set forth in Section 6.2(a), or if the Buyer shall have breached or failed to perform any of its obligations, covenants or agreements under this Agreement to the extent set forth in Section 6.2(b) and (ii) such breach, failure or misrepresentation cannot be cured, or in the case of any failure or inaccuracy that is curable, has not been cured by the Buyer within 30 days after the Seller gives the Buyer written notice identifying in reasonable detail such breach, failure or misrepresentation;

(d)    by either the Seller or the Buyer, if any court or Governmental Authority has issued a final and non-appealable order, decree or ruling permanently restraining, enjoining or otherwise prohibiting the consummation of the Transactions;
(e)    by either the Seller or the Buyer, if the Closing has not occurred by July 31, 2019 (the “Outside Date”) or such other date, if any, as the Seller and the Buyer may agree in writing; provided that the right to terminate this Agreement under this Section 8.1(e) shall not be available to any party whose failure to fulfill any obligation under this Agreement has been the principle cause of or resulted in the failure of the Transactions to occur on or before such date; or
(f)    by the Seller, if (i) all of the conditions set forth in Section 6.1 have been satisfied or waived in writing (other than conditions that by their terms are to be satisfied at the Closing, each of which is capable of being satisfied at the Closing), (ii) the Buyer has failed to consummate the Closing on the date specified pursuant to Section 1.4, (iii) the Seller has irrevocably notified the Buyer in writing if the Equity Financing is funded and the Debt Financing is funded, the Company and the Seller are ready, willing and able to consummate the Closing, (iv) the Seller has given the Buyer written notice at least three Business Days prior to such termination stating the Seller’s intention to terminate this Agreement pursuant to this Section 8.1(f) if the Buyer fails to consummate the Closing within such three Business Day period, and (v) the Buyer fails to consummate the Closing within such three Business Day period.
8.2    Effect of Termination.
(a)    Except in the case of termination under Section 8.1(a), written notice of termination of this Agreement shall be given by the Seller or the Buyer, as the case may be, to the other party, specifying the provision hereof pursuant to which such termination is made and the basis therefor. In the event of valid termination of this Agreement as provided in Section 8.1, this Agreement shall immediately become void and of no further force and effect and there shall be no liability or obligation on the part of the parties, any of the Company Entities or any of their respective officers, directors, managers, stockholders, members, employees, representatives or Affiliates with respect to this Agreement or the Transactions, and all rights of each party shall cease, except (x) for the agreements contained in (i) the indemnification and reimbursement obligations of the Buyer under Section 5.13, (ii) this Section 8.2, (iii) the Guarantee, and (iv) Article IX, which shall each survive any termination of this Agreement in accordance with their terms and (y) nothing herein shall relieve any party from liability for Losses incurred or suffered by any other party as a result of any fraud or willful or intentional breach of this Agreement.
(b)    If this Agreement is validly terminated (i) by the Seller in accordance with Section 8.1(c) (at any time at which the Buyer was not entitled to terminate this Agreement pursuant to Section 8.1(b)) or Section 8.1(f) or in accordance with Section 8.1(e) at a time when the Seller would be permitted to terminate this Agreement pursuant to Section 8.1(c) or Section 8.1(f) or (ii) by the Buyer in accordance with Section 8.1(e) at a time when the Seller would be permitted to terminate this Agreement pursuant to Section 8.1(c) or Section 8.1(f), then the Buyer shall, within two Business Days following such valid termination, pay, or cause to be paid, $15,000,000  (as such amount may be increased pursuant to the last sentence of Section 8.2(c), the “Termination Fee”) to the Seller

(or its designee(s)), by wire transfer of immediately available funds to the account(s) designated by the Seller.
(c)    Notwithstanding anything to the contrary in this Agreement, in the event the Buyer fails to effect the Closing in accordance with the terms and conditions of this Agreement (including due to the fact that the Debt Financing is not available to the Buyer) or the Buyer otherwise breaches this Agreement or fails to perform hereunder, then, except for an order of specific performance as and only to the extent expressly permitted by Section 9.5 or except in the case of Buyer’s fraud or willful breach of this Agreement, the Company Entities, the Seller, its Subsidiaries or any of their respective former, current and future Affiliates or its or their respective officers, directors, managers, employees, shareholders, equityholders, members, managers, partners, agents, representatives, successors or assigns (collectively, the “Seller Termination Claim Parties”), as their sole and exclusive remedy (whether at Law, in equity, in contract, in tort or otherwise) against any of the Buyer, the Financing Sources, and any of their respective former, current and future Affiliates or any of its or their respective officers, directors, managers, employees, shareholders, equityholders, members, managers, partners, agents, representatives, successors or assigns (each a “Buyer Related Party”) in respect of this Agreement, any contract or agreement executed in connection herewith (including the Debt Commitment Letter, the CDIB Commitment Letter, the Equity Commitment Letters and the Limited Guarantee) and the transactions contemplated hereby and thereby, shall have the right to terminate this Agreement in accordance with this Article VIII and collect, if due, (i) the Termination Fee and (ii) the Prevailing Party Reimbursement Amount, and (A) no Buyer Related Party shall have any further liability or obligation relating to or arising out of this Agreement, any contract or agreement executed in connection herewith (including the Debt Commitment Letter, the CDIB Commitment Letter, the Equity Commitment Letters and the Limited Guarantee) or any of the transactions contemplated hereby or thereby, and (B) none of the Seller Termination Claim Parties shall be entitled to bring or maintain any claim, action, suit or proceeding against any Buyer Related Party arising out of or in connection with this Agreement, any contract or agreement executed in connection herewith (including the Debt Commitment Letter, the CDIB Commitment Letter, the Equity Commitment Letters and the Limited Guarantee) or any of the transactions contemplated hereby or thereby (or the abandonment or termination thereof) or any matters forming the basis for such termination. For the avoidance of doubt, under no circumstances shall the Seller be permitted or entitled to receive both a grant of specific performance of the obligation to close as contemplated by Section 9.5 and money damages (other than fees and expense reimbursements), including all or any portion of the Termination Fee; provided, that nothing herein shall limit the Seller’s rights to receive the Termination Fee notwithstanding that the Seller sought (but was not granted) specific performance or other equitable relief under Section 9.5, and the fact that Seller is entitled to receive the Termination Fee shall not limit Seller’s rights to seek specific performance or other equitable relief under Section 9.5.
(d)    Notwithstanding anything herein to the contrary, nothing in Section 8.2(b) shall limit the right of the Seller to bring or maintain any legal proceeding (i) for equitable relief as provided in Section 9.5 or (ii) with respect to a Surviving Obligation. Under no circumstances shall the Seller be permitted or entitled to receive (x) payment of the Termination Fee in circumstances in which the Closing is consummated, (y) payment of more than one Termination Fee or (z) a grant of specific performance of the obligation to close as contemplated by Section 9.5 and money damages (other than fees and expense reimbursements), including all or any portion of the Termination Fee; provided, that nothing herein shall limit the Seller’s rights to receive the Termination Fee notwithstanding that the Seller sought (but was not granted) specific performance or other equitable relief under Section 9.5, and the fact that Seller is entitled to receive the Termination Fee shall not limit Seller’s rights to seek specific performance or other equitable relief under Section 9.5. Each of the parties hereto acknowledges and agrees that the agreements contained in Section 8.2 are an integral part of the Transaction and that, without these agreements, the other parties would not enter into this Agreement.  In the event of a legal proceeding to enforce the obligations of Section 8.2, notwithstanding anything to the contrary herein, the non-prevailing party shall reimburse the prevailing party for all reasonable and documented out-of-pocket costs and expenses actually incurred or accrued by such prevailing party (including the reasonable and documented fees and expenses of outside counsel) in connection with collection under and enforcement in full of Section 8.2 (the “Prevailing Party Reimbursement Amount”).  If the Buyer fails to timely pay the Termination Fee when due, the Buyer shall pay the Seller interest on such amount at Three Month LIBOR plus 4.5% to the date such payment is actually received.
(e)    The parties further acknowledge that the Termination Fee shall not constitute a penalty but shall be liquidated damages in a reasonable amount that will fairly compensate the Seller (in the circumstances in which the Termination Fee is payable) for the efforts and resources expended and opportunities foregone, which amount is impossible to calculate with precision, with respect to any claim that the Seller Termination Claim Parties may otherwise be able to assert against the Buyer. The payment of the Termination Fee in the circumstances specified herein is supported by due and sufficient consideration.
ARTICLE IX
MISCELLANEOUS
9.1    Notices. Any notices, demands or communications to a party hereunder shall be in writing and shall be deemed to have been duly given and received (a) if delivered personally, as of the date received; (b) if delivered by certified mail, return receipt requested, three Business Days after being mailed; (c) if delivered by a nationally recognized overnight delivery service, one Business Day after being sent to such delivery service; or (d) if sent via electronic mail or similar electronic transmission, as of the date received, to such party at its address set forth below (or such other address as it may from time to time designate in writing to the other parties hereto):
(i)    If to the Seller to:
Ascena Retail Group, Inc.
933 MacArthur Boulevard
Mahwah, NJ 07430
Attention: General Counsel

with a copy (which shall not constitute notice) to:

Proskauer Rose LLP
Eleven Times Square
New York, NY 10036
Attention: Michael Callahan
Email: mcallahan@proskauer.com

If to the Buyer to:
c/o Viking Brand Upper Holdings, L.P.
2 Park Street
London
W1K 2HX
Attention: Simon Millerchip
Email: Simon.Millerchip@opcapita.com

with a copy (which shall not constitute notice), to:
Clifford Chance US LLP
31 West 52nd Street
New York, NY 10019
Attention: Kevin Lehpamer
E-mail: kevin.lehpamer@cliffordchance.com
9.2    No Waiver. No failure of any party to exercise and no delay in exercising any right, power or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any right, power or remedy hereunder preclude any other or further exercise thereof or the exercise of any other right, power or remedy hereunder.
9.3    Amendments and Waivers. The provisions of this Agreement may be modified or amended, and the terms hereof may be waived, at any time only by a writing signed by (a) the Buyer and (b) the Seller, or in the case of a waiver, the party waiving compliance. Notwithstanding anything to the contrary, none of Section 8.1 (Termination), this Section 9.3 (Amendments and Waiver), Section 9.4 (Choice of Law), Section 9.6 (Successors and Assigns), Section 9.10 (No Third-Party Beneficiaries) or Section 9.13 (No Recourse) (in each case, together with any related definitions and other provisions of this Agreement to the extent a modification or termination would serve to modify the substance or provisions of such Sections) may be amended in a manner adverse to the interest of the Debt Financing Sources or CDIB without their written consent.
9.4    Choice of Law; Forum; Waiver of Jury Trial.
(a)    The interpretation and construction of this Agreement, all performance under this Agreement, and all claims relating to, or arising out of, this Agreement or its breach, whether actionable under contract, tort or otherwise, will be governed by the substantive Laws of the State of New York, without regard to conflicts-of-law rules.

(b)    Any controversy, claim or dispute of whatever nature arising out of or relating to this Agreement, whether such claim existed prior to or arises on or after the Closing Date (a “Claim”), will be resolved as provided in this Section 9.4; provided, however, that the procedures and time periods set forth in this Section shall not apply to delay or impair the exercise of the parties’ respective express rights of suspension and termination under this Agreement. No party shall commence an arbitration proceeding pursuant to the provisions set forth in this Section 9.4 unless such party (i) provides a written notice (a “Claim Notice”) to the other parties setting forth the nature of the Claim and (ii) attempts in good faith to resolve the Claim by mediation under the CPR Institute for Dispute Resolution (“CPR”) Model Mediation Procedure for Business Disputes in effect on the Closing Date of this Agreement. If the parties cannot agree on the selection of a mediator within twenty (20) days after receipt of the Claim Notice, the mediator will be selected in accordance with the applicable CPR procedures. If the Claim has not been resolved by mediation as provided above within sixty (60) days after receipt of the Claim Notice, or if a party refuses to participate in a mediation, then the Claim shall be determined by binding arbitration in New York, New York. The arbitration shall be conducted in accordance with the Commercial Arbitration Rules of the American Arbitration Association (“AAA”) in effect on the Effective Date. The Claim shall be determined by one arbitrator; provided, however that if the Claim involves an amount in excess of one million dollars ($1,000,000), exclusive of interest and costs, it shall be determined by three arbitrators (with one arbitrator appointed by each of the Seller and the Buyer and the third appointed by the first two arbitrators). Persons eligible to serve as arbitrators shall be members of the AAA Large, Complex Case Panel or a CPR Panel of Distinguished Neutrals, or shall have professional credentials similar to those persons listed on such AAA or CPR panels. The arbitrator(s) shall base the award on the applicable law and judicial precedent which would apply if the Claim were decided by a United States District Judge, and the arbitrator(s) shall have no authority to render an award which is inconsistent therewith. The award shall be in writing and include the findings of fact and conclusions of law upon which it is based. Unless the parties agree otherwise, discovery will be limited to an exchange of directly relevant documents. Depositions will not be taken except as needed in lieu of a live appearance or upon mutual agreement of the parties. The arbitrator(s) shall resolve any discovery disputes. The arbitrator(s) and counsel of record will have the power of subpoena process as provided by law. The parties knowingly, voluntarily and irrevocably waive their rights to have any Claim tried and adjudicated by a judge or a jury. The arbitration shall be governed by the substantive laws of the State of New York, without regard to conflicts-of-law rules, and by the arbitration Law of the Federal Arbitration Act (Title 9, U.S. Code). Judgment upon the award rendered may be entered in any court having jurisdiction. Notwithstanding the foregoing, upon the application by the parties to a court for an order confirming, modifying or vacating the award, the court shall have the power to review whether, as a matter of Law based on the findings of fact determined by the arbitrator(s), the award should be confirmed, modified or vacated in order to correct any errors of law made by the arbitrator(s). In order to effectuate such judicial review limited to issues of law, the parties agree (and shall stipulate to the court) that the findings of fact made by the arbitrator(s) shall be final and binding on the parties and shall serve as the facts to be submitted to and relied upon by the court in determining the extent to which the award should be confirmed, modified or vacated. Except as otherwise required by law, the parties and the arbitrator(s) agree to keep confidential and not disclose to third parties the existence of any Claim and any information or documents obtained in connection with the arbitration process, including the resolution of the Claim. If the parties fail to proceed with arbitration as provided in this Agreement, or unsuccessfully seeks to stay the arbitration, or fails to comply with the arbitration award, or is unsuccessful in vacating or modifying the award pursuant to a petition or application for judicial review, the other parties shall be entitled to be awarded all costs, including reasonable attorneys’ fees, paid or incurred in successfully compelling such arbitration or defending against the attempt to stay, vacate or modify such arbitration award and/or successfully defending or enforcing the award together with its rights under this Agreement. The parties recognize that certain circumstances could give rise to the need for a party to commence judicial proceedings to seek emergency, provisional or summary relief. Immediately following the issuance of any such relief, the parties agree to the stay of any judicial proceedings pending mediation or arbitration of all underlying claims between the parties in accordance herewith. Subject to the terms set forth in this Section 9.4, for any litigation arising out of or relating to this Agreement, regardless of the form of action or the party that initiates it, the parties irrevocably and unconditionally submit to the exclusive jurisdiction of and venue in the United States District Court for the Southern District or, if that court does not have jurisdiction, in the District Court of the State of New York for New York County. The parties irrevocably and unconditionally waive any objection to the laying of venue of any proceeding arising out of or relating to this Agreement in the United States District Court for the Southern District or the District Court of the State of New York for New York County. The parties further consent to the jurisdiction of any state or federal court with subject matter jurisdiction located within a district that encompasses assets of a party against whom a judgment (or award) has been rendered for the enforcement of the judgment (or award) against the assets of such party.
(c)    Notwithstanding the foregoing, each party hereby agrees that it will not bring or support any legal proceeding of any kind or description (including any cross-claim or third-party claim), whether in law or in equity, whether in contract or in tort or otherwise, against any of the Debt Financing Sources or CDIB in any way relating to this Agreement or any of the Transactions, including any dispute arising out of or relating in any way to the Debt Commitment Letter or the CDIB Commitment Letter or the performance thereof, in each case, in any forum other than the United States District Court for the Southern District of New York or any New York state court sitting in New York County, and hereby irrevocably and unconditionally waives and agrees not to plead in any court any objection to the laying of venue of any legal proceeding in any such court has been brought in an inconvenient forum, and that the provisions of this Section 9.4 relating to the waiver of jury trial shall apply to any such legal proceeding.  The provisions of this Section 9.4 shall be enforceable by each Debt Financing Source, CDIB and their respective Affiliates and their respective successors and permitted assigns.
9.5    Specific Performance.
(a)    The parties acknowledge and agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with its terms. The parties further acknowledge and agree that, although monetary damages may be available for the breach of such covenants and undertakings, monetary damages would be difficult to ascertain and an inadequate remedy therefor. Accordingly, each party agrees, subject to Section 9.5(b), on behalf of itself and its Affiliates, that if the Seller, on the one hand, or the Buyer, on the other hand, breaches or threatens to breach any provision of this Agreement, the Seller (on behalf of the Seller Termination Claim Parties), on the one hand, or the Buyer, on the other hand, shall be entitled to seek an injunction or injunctions, specific performance and any and all other equitable relief to prevent or restrain breaches or threatened breaches of this Agreement. Any party seeking an injunction or injunctions to prevent breaches of this Agreement or seeking to enforce specifically the terms and provisions of this Agreement shall not be required to provide, furnish or post any bond or other security in connection with or as a condition to obtaining any such order or injunction. Each party irrevocably waives any right it may have to require the provision, furnishing or posting of any such bond or other security. If any action or proceeding should be brought in equity to enforce the provisions of this Agreement: (A) no party shall allege, and each party waives the defense, that there is an adequate remedy at Law; and (B) each party waives all other defenses to enforcement of the terms and provisions of this Agreement other than defenses to the existence of any breach hereof. The rights in this Section 9.5 are in addition to any other remedy to which a party may be entitled at Law or in equity, and the exercise by a party of one remedy shall not preclude the exercise of any other remedy. To the extent any party brings any legal proceeding to enforce specifically the performance of the terms and provisions of this Agreement (other than a legal proceeding to enforce specifically any provision that expressly survives termination of this Agreement) when available to such party pursuant to the terms of this Agreement, the Outside Date shall automatically be extended to (A) the 20th Business Day following the resolution of such legal proceeding, if later than the date the Outside Date would otherwise occur pursuant to the terms hereof, or (B) such other time period established by the court presiding over such legal proceeding.
(b)    Notwithstanding the foregoing provisions of Section 9.5(a), it is explicitly agreed that, prior to the valid termination of this Agreement, the Seller (on behalf of the Seller Termination Claim Parties) shall be entitled to specific performance of the Buyer’s obligations to cause the Equity Financing to be funded (or to cause directly such Equity Financing to be funded under the Equity Commitment Letters) for the purpose of causing the Closing to occur in accordance with Section 1.4 (including the consummation of the Transactions), on the terms and subject to the conditions set forth in this Agreement, if and only if (i) on the date the Closing was required to have occurred in accordance with Section 1.4 the conditions set forth in Section 6.1 have been satisfied or waived (other than those conditions that would be satisfied at the Closing, but subject to the satisfaction of such conditions at the Closing), (ii) the Debt Financing has been funded or would be funded if the Equity Financing is funded at or prior to the Closing, (iii) the Buyer fails to complete the Closing by the date Closing is required to have occurred pursuant to Section 1.4 and (iv) the Seller has irrevocably notified the Buyer in writing that if specific performance is granted and the Equity Financing and Debt Financing are funded, then the Closing will occur. The foregoing sentence shall not limit the right of the Seller (on behalf of the Seller Termination Claim Parties) to seek an injunction or injunctions, specific performance or other equitable relief under this Agreement for any other reason or in any circumstances other than those explicitly set forth in the foregoing sentence.
(c)    While the Seller may pursue both a grant of specific performance and monetary damages under this Section 9.5, under no circumstances shall the Seller be permitted or entitled to receive both (i) a grant of specific performance that permits the consummation of the transactions contemplated by this Agreement in accordance with the terms of this Agreement and (ii) the Termination Fee.

9.6    Successors and Assigns. This Agreement shall be binding upon and shall inure to the benefit of the parties and their respective heirs, successors and assigns, but may not be assigned by any party without the prior written consent of the Buyer and the Seller; provided, however, that (i) the Buyer may collaterally assign its rights under this Agreement to its lenders and (ii) the Buyer may assign any or all of its rights, interests and obligations under this Agreement before or after the Closing Date, to any Affiliate; provided, further, that the Buyer will nonetheless remain liable for all of its obligations hereunder.
9.7    Integration; Schedules.
(a)    This Agreement, together with the Exhibits and Schedules attached hereto, and the Transaction Documents, embodies the entire agreement and understanding among the parties with respect to the Transactions and supersedes all prior discussions, understandings, statements, communications, representations, warranties and agreements concerning the matters covered hereby, except as set forth in Section 5.1(b). The parties have voluntarily agreed to define their rights, liabilities and obligations respecting the Transactions exclusively in contract pursuant to the express terms and provisions of this Agreement and the parties expressly disclaim that they are owed any duties or are entitled to any remedies not expressly set forth in this Agreement. None of the parties shall have any remedies or causes of action (whether in contract, tort or otherwise) for any statements, communications, disclosures, failure to disclose, representations or warranties not set forth in this Agreement.
(b)    The inclusion of any information on the Company Disclosure Schedule shall not be deemed an admission or acknowledgment, in and of itself and solely by virtue of the inclusion of such information in the Company Disclosure Schedule, that such information is required to be listed in the Company Disclosure Schedule or that such items are material to any Company Entity. The headings, if any, of the individual sections of the Company Disclosure Schedule are inserted for convenience only and shall not be deemed to constitute a part thereof or a part of this Agreement. The Company Disclosure Schedule is arranged in sections corresponding to those contained in Article II merely for convenience, and the disclosure of an item in one section of the Company Disclosure Schedule as an exception to a particular representation or warranty shall be deemed adequately disclosed as an exception with respect to all other representations or warranties contained in Article II to the extent that the relevance of such item to such representations or warranties is reasonably apparent on the face of such item, notwithstanding the presence or absence of an appropriate section of the Company Disclosure Schedule with respect to such other representations or warranties or the presence or absence of a reference thereto in either the Company Disclosure Schedule or in the particular representation or warranty in Article II.
(c)    The inclusion of any information on the Seller Disclosure Schedule shall not be deemed an admission or acknowledgment, in and of itself and solely by virtue of the inclusion of such information in the Seller Disclosure Schedule, that such information is required to be listed in the Seller Disclosure Schedule or that such items are material to the Seller. The headings, if any, of the individual sections of the Seller Disclosure Schedule are inserted for convenience only and shall not be deemed to constitute a part thereof or a part of this Agreement. The Seller Disclosure Schedule is arranged in sections corresponding to those contained in Article III merely for convenience, and the disclosure of an item in one section of the Seller Disclosure Schedule as an exception to a particular representation or warranty shall be deemed adequately disclosed as an exception with respect to all other representations or warranties contained in Article III to the extent that the relevance of such item to such representations or warranties is reasonably apparent on the face of such item, notwithstanding the presence or absence of an appropriate section of the Seller Disclosure Schedule with respect to such other representations or warranties or the presence or absence of a reference thereto in either the Seller Disclosure Schedule or in the particular representation or warranty in Article III.
(d)    The inclusion of any information on the Buyer Disclosure Schedule shall not be deemed an admission or acknowledgment, in and of itself and solely by virtue of the inclusion of such information in the Buyer Disclosure Schedule, that such information is required to be listed in the Buyer Disclosure Schedule or that such items are material to the Buyer. The headings, if any, of the individual sections of the Buyer Disclosure Schedule are inserted for convenience only and shall not be deemed to constitute a part thereof or a part of this Agreement. The Buyer Disclosure Schedule is arranged in sections corresponding to those contained in Article IV merely for convenience, and the disclosure of an item in one section of the Buyer Disclosure Schedule as an exception to a particular representation or warranty shall be deemed adequately disclosed as an exception with respect to all other representations or warranties contained in Article IV to the extent that the relevance of such item to such representations or warranties is reasonably apparent on the face of such item, notwithstanding the presence or absence of an appropriate section of the Buyer Disclosure Schedule with respect to such other representations or warranties or the presence or absence of a reference thereto in either the Buyer Disclosure Schedule or in the particular representation or warranty in Article IV.
9.8    Counterparts. This Agreement may be executed in two or more counterparts, and with counterpart signature pages, each of which shall be an original, but all of which together shall constitute one and the same Agreement, binding on all of the parties hereto notwithstanding that all such parties have not signed the same counterpart. Counterpart signature pages to this Agreement transmitted by electronic mail in “portable document format” (“.pdf”) form, or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document, will have the same effect as physical delivery of the paper document bearing an original signature.
9.9    Expenses. All legal and other costs and expenses incurred in connection with this Agreement and the Transactions shall be paid by the party incurring such costs and expenses, except as otherwise expressly provided herein.
9.10    No Third Party Beneficiaries. The Persons listed in Sections 5.7, 5.8, 5.11, 7.2, 7.3 and 8.2 of this Agreement are intended third party beneficiaries of the covenants and agreements in such Sections. Except as otherwise expressly set forth in this Agreement, nothing in this Agreement will be construed as giving any third party any right, remedy or claim under or in respect of this Agreement or any provision hereof; provided, that the Debt Financing Sources and CDIB shall be third party beneficiaries and may enforce the provisions set forth specifically for their benefit in Section 9.3, Section 9.4, Section 9.10 and Section 9.13.

9.11    Publicity. The parties have agreed upon the content of the initial press release to be issued by each party with respect to the announcement of the execution of this Agreement by the parties (the “Announcement”). No party shall issue a press release or make any other public announcement concerning the Transactions, other than the Announcement, without the prior written consent of the Seller and the Buyer (not to be unreasonably withheld, conditioned or delayed), except to the extent required by applicable Law, in which case to the extent practicable the other parties hereto shall have a reasonable opportunity to review and comment prior to disclosure.
9.12    Construction of Agreement.
(a)    Severability. If any provision of this Agreement is unenforceable or illegal, such provision shall be enforced to the fullest extent permitted by Law and the remainder of the Agreement shall remain in full force and effect.
(b)    No Strict Construction. The parties hereto have participated jointly in the negotiation and drafting of this Agreement and the other agreements and documents contemplated herein. In the event an ambiguity or question of intent or interpretation arises under any provision of this Agreement or any other agreement or documents contemplated herein, this Agreement and such other agreements or documents shall be construed as if drafted jointly by the parties thereto, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of authoring any of the provisions of this Agreement or any other agreements or documents contemplated herein.
(c)    Headings. The headings of Articles and Sections herein are inserted for convenience of reference only and shall be ignored in the construction or interpretation hereof.
(d)    Currency. Unless otherwise specified herein, any references to “dollars,” “$” or other dollar amounts in this Agreement means the lawful currency of the United States.
(e)    Business Days. Any reference to a “Business Day” is a reference to any day except Saturday, Sunday, any statutory holiday in the State of Delaware or any other day on which chartered banks in the State of Delaware are closed for business.
(f)    Calculation of Days. When calculating the period of time within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded. If the last day of such period is a non-Business Day, the period in question shall end on the next Business Day.
(g)    Knowledge. Any reference to “to the Knowledge of the Seller” or any other similar phrase means the actual knowledge of the Chief Executive Officer, Chief Financial Officer and Chief Accounting Officer of the Seller, in each case, after reasonable inquiry. Any reference to “to the Knowledge of the Company” or any other similar phrase means the actual knowledge of the Chief Executive Officer and Chief Financial Officer of the Company, in each case, after reasonable inquiry. Any reference to “to the Knowledge of the Buyer” or any other similar phrase means the actual knowledge of Christopher McDermott and David Jacobs, in each case, after reasonable inquiry.

(h)    Pronouns. All words and personal pronouns shall be read and construed as the number and gender of the party or parties referred to in each case require and the verb shall be construed as agreeing with the required word and pronoun.
(i)    Laws and Documents. Unless otherwise specified, (i) any references herein to any Law shall be construed as a reference thereto as in effect from time to time, and (ii) any reference to this Agreement or any other document is a reference to this Agreement or such other document as amended, restated and supplemented from time to time and includes all schedules and exhibits thereto.
(j)    References to this Agreement. The words “hereof,” “herein,” “hereto,” “hereunder,” “hereby” and other similar expressions refer to this Agreement as a whole and not to any particular section or portion of it.
(k)    Including. Where the word “including” or the word “includes” is used in this Agreement, it means “including (or includes) without limitation.”
(l)    Made Available. Where the term “made available” is used in this Agreement, it means, with respect to any document or information, that the same has been (i) made available or otherwise accessible to the Buyer prior to the date of this Agreement by means of the virtual data room established by the Seller or (ii) otherwise delivered, made available or provided to the Buyer or its representatives electronically, physically or by other means by or on behalf of the Company Entities, the Seller, an Affiliate or one or more of their respective representatives.
(m)    Consolidated. Where the word “consolidated” is used in this Agreement, it means “the Company Entities on a consolidated basis.”
(n)    Material. Where the word “material” is used in this Agreement with respect to the Company Entities or their respective affairs or business, it means “material to the Company Entities, taken as a whole.”
9.13    No Recourse. Notwithstanding any provision of this Agreement, the Company agrees on its behalf and on behalf of any of its Affiliates that none of the Debt Financing Sources nor CDIB and their respective Affiliates, equityholders, members, officers, directors, employees and representatives directly involved in the Debt Financing or the CDIB Financing and their respective successors and assigns shall have any liability or obligations to the Company or its Affiliates relating to this Agreement or the Transactions (including the Debt Financing and the CDIB Financing). This Section 9.13 is intended to benefit and may be enforced by the Debt Financing Sources and CDIB and shall be binding on all successors and assigns of the Company. Nothing in this Section 9.13 shall limit the liability or obligations of the Debt Financing Sources or CDIB to the Buyer (and its successors and assigns) and/or the other parties to the Debt Financing under the Debt Commitment Letter or to the CDIB Financing under the CDIB Commitment Letter (or any fee letters referred to therein) or any definitive agreements related thereto.
9.14    Services Agreement Acknowledgement. The parties acknowledge and agree that (a) they have structured their transaction without one, single master agreement covering all terms and conditions solely for convenience and clarity of drafting and that nevertheless it is the express intention of the parties that each of the Services Agreements constitute one, single, indivisible agreement and that each of the Services Agreements are interdependent with and conditioned upon each other, (b) each Services Agreement constitutes a material part of the consideration for and material inducement to the parties to enter into each of the other Services Agreements and that without any one of the Services Agreements the parties would not have entered into any of the other Services Agreements, (c) all of the Services Agreements, taken together, are intended to constitute and function as one integrated and comprehensive agreement, (d) a breach under any of the Services Agreements will be deemed to be a breach of the other Services Agreements as well as a cross-default thereunder, and (e) each of the Services Agreements are intended to be co-terminus with each other, and accordingly, if any of the Services Agreement is terminated or rejected for any reason and under any circumstance whatsoever, then each of the other Services Agreements shall be deemed to be terminated or rejected, as the case may be, automatically on the effective date of such termination or rejection, with no further action or notice by or on behalf of the parties or any other person, and none of the parties shall have any further obligations arising out of any of the Services Agreements, except as expressly otherwise provided for in the applicable Services Agreement with regard solely to obligations that expressly continue after termination.
9.15    Waiver of Conflicts. The Buyer (on behalf of itself and its Affiliates) hereby irrevocably acknowledges and agrees that: (a) the Seller and/or its Affiliates shall have the right to retain Proskauer Rose LLP (the “Designated Firm”) to represent its or their interests in any dispute arising under or in connection with this Agreement, any Transaction Document, or the transactions contemplated hereby or thereby (a “Dispute”); (b) the Buyer (on behalf of itself and its Affiliates) irrevocably waives, consents to and covenants not to assert any objection, based on conflict of interest or otherwise, to any representation of the Seller or any Affiliate by the Designated Firm in any Dispute; (c) all communications between the Seller, the Company Entities, or any of their respective Affiliates, directors, managers, officers, employees or representatives, on the one hand, and a Designated Firm, on the other hand, made in connection with the negotiation, preparation, execution, delivery and closing under, or any dispute arising in connection with, this Agreement or otherwise relating to any potential sale of the Company Entities (the “Protected Seller Communications”), shall be deemed to be privileged and confidential communications; (d) all rights to such Protected Seller Communications, and the control of the confidentiality and privilege applicable thereto, shall be retained by the Seller; and (e) to the extent the Buyer or any of its Affiliates (including the Company Entities) should discover in its possession after the Closing any Protected Seller Communications, it shall take reasonable steps to preserve the confidentiality thereof and promptly deliver the same to the Seller, keeping no copies, and shall not by reason thereof assert any loss of confidentiality or privilege protection.
9.17    Time for Performance. Time is of the essence with regard to any time, date or period set forth or referred to in this Agreement.
9.18    Index of Defined Terms. The following terms, as used in this Agreement, have the meanings given to them in the section or place indicated below:

Term	Section or Place Where Defined
AAA	9.4(a)
Affiliate	1.1
Agreement	Preamble
Alternate Transaction	5.3
Announcement	9.11
Anti-Bribery Laws	1.1
Authorizations	2.17
Balancing Preferred Interests	1.8(e)
Benefit Plan	1.1
Business Day	9.12(e)
Business Employees	1.1
Business Service Provider	2.21(b)
Buyer	Preamble
Buyer 401(k) Plan	5.11(e)
Buyer Disclosure Schedule	1.1
Buyer FSA	5.11(h)
Buyer Fundamental Representations	1.1
Buyer Indemnified Parties	7.2
Buyer Related Party	8.2(c)
Calculation Principles	1.1
Cap	7.2(a)(ii)
CDIB	4.6
CDIB Commitment Letter	4.6
CDIB Financing	4.6
CDIB Note	1.1
Claim	9.4(b)
Claim Notice	9.4(b)
Closing	1.4
Closing Date	1.4
Closing Indebtedness	1.1
Closing Net Working Capital	1.1
Code	1.1
Combined Tax	1.1
Commitment Letters	4.6
Company	Preamble
Company Cash	1.1
Company Database	1.1
Company Disclosure Schedule	1.1
Company Entities	1.1
Company Fundamental Representations	1.1
Company Intellectual Property	2.12(a)

Term	Section or Place Where Defined
Company IT Systems	2.12(g)
Company Material Adverse Effect	1.1
Company Plans Company Shares	1.1 1.1
Confidential Information	5.1(b)
CPR	9.4(a)
Cut-Off Date	7.1
Data Breach	2.13(b)
Debt Commitment Letter	4.6
Debt Financing	4.6
Debt Financing Sources	4.6
Deductible	7.2(a)(ii)
Designated Firm	9.15
Dispute	9.15
Disputed Items	1.8(c)
Disputed Items Notice	1.8(c)
Distributed Subsidiaries	1.1
Environment	1.1
Environmental Claim	1.1
Environmental Laws	1.1
Equity Commitment Letters	4.6
Equity Financing	4.6
ERISA	1.1
ERISA Affiliate	1.1
ERISA Affiliate Liability	1.1
Estimated Indebtedness	1.1
Estimated Purchase Price	1.8(a)(i)
Estimated Purchase Price Certificate	1.8(a)(i)
ETA	1.1
Excluded Assets	1.1
Existing Credit Facilities	1.1
Final Commitments Certificate	1.8(a)(i)
Final Purchase Price	1.1
Financial Statements	2.7
Financing	4.6
Financing Sources	1.1
Foreign Plan	2.22(f)
FSA Participation Period	5.11(h)
GAAP	1.1
Government Official	1.1
Governmental Authority	1.1

Term	Section or Place Where Defined
Governmental Entity	1.1
GST/HST	1.1
Guarantee	Recitals
Guarantor	Recitals
Hazardous Substances	1.1
Helfrich Dispute	7.2
HQ Lease and License Agreements	1.1
HSR Act	2.5
Immaterial Leases	1.1
Indebtedness	1.1
Indemnified Party	7.4(a)
Indemnified Persons	5.8(a)
Indemnifying Party	7.4(a)
Independent Accounting Firm	1.8(d)
Insurance Policies	2.24
Intellectual Property	2.12(a)
IP Licenses	2.12(d)
Later Discovered Asset	5.6
Laws	1.1
Lease Disputes	7.2
Leases	2.10
Liabilities	1.1
Lien	1.1
Limited Guarantee Limited Partnership Agreement	1.1 1.1
Losses	1.1
Managed Services Agreement	1.1
Master Sourcing Agreement	1.1
Material Contracts	2.9
Material Leases	1.1
Material Vendors	2.15(a)
Measurement Date	1.1
Offer Employees	1.1
Ohio Lease Dispute	7.2
OpCapita Funds	1.1
Outside Date	8.1(e)
Paid Indebtedness	1.5(a)
Patent Dispute	7.2
Permitted Liens	1.1
Person	1.1
Personal Data	1.1

Term	Section or Place Where Defined
Pre-Closing Tax Periods	5.7(b)(i)
Prevailing Party Reimbursement Amount	8.2(d)
Privacy Claims	2.13(c)
Privacy Incident	2.13(c)
Proceeding	5.8(a)
Protected Seller Communications	9.15
Purchase Price	1.5(a)
Purchase Price Certificate	1.8(b)
Purchased Securities	1.3
R&W Insurer	1.1
R&W Policy	1.1
Real Property	1.1
Reference Date	2.7
Related Party	2.26
Remedies Exception	2.4
Reorganization	1.2
Response Period	7.4(a)
Revitalization Partners Dispute	7.2
Rollover Interests	1.1
Rollover Purchased Securities	1.1
Rollover Value	1.1
Seasonal Bonus Plan	5.11(d)
Seller	Preamble
Seller 401(k) Plan	5.11(e)
Seller Benefit Plan	1.1
Seller Disclosure Schedule	1.1
Seller FSA	5.11(h)
Seller Fundamental Representations	1.1
Seller Indemnified Parties	7.3
Seller’s Expenses	1.1
Seller Termination Claim Parties	8.2(c)
Senior Loan	1.1
Services Agreements	1.1
Shares	Recitals
Solvent	4.8
Sourcing Services Agreement	1.1
Straddle Periods	5.7(b)(i)
Subsidiary(ies)	1.1
Surviving Obligation	1.1
Target Working Capital	1.1
Tax Act	1.1

Term	Section or Place Where Defined
Tax Benefit	7.5
Tax Contest	5.7(b)(vi)
Tax Loss	5.7(g)
Tax Returns	1.1
Tax Sharing Agreements	1.1
Tax(es)	1.1
Termination Fee	8.2(b)
Third Party Claim	7.4(b)
Transaction Documents	1.1
Transactions	1.3
Transition Services Agreement	1.1
Unconditional Date	1.4
Utah Lease Dispute	7.2
WARN Act	1.1

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IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed as of the date first above written.

BUYER:

VIKING BRAND UPPER HOLDINGS, L.P.

By: Viking Brand Partners GP, Ltd.

By: /s/ Christopher McDermott
Name:    Christopher McDermott
Title:    Director

SELLER:

ASCENA RETAIL GROUP, INC.

By: /s/ Robb Giammatteo
Name:    Robb Giammatteo

Title:	Executive Vice President and Chief Financial Officer

COMPANY:

MAURICES INCORPORATED

By: /s/ Gary Holland
Name:    Gary Holland
Title:    Vice President